Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

BY AND AMONG

AFFIRMATIVE INSURANCE HOLDINGS, INC.,

AFFIRMATIVE SERVICES, INC.,

AND

USAGENCIES MANAGEMENT SERVICES, INC.

AS SELLERS

AND

CONFIE SEGUROS HOLDING II CO.

AND

CONFIE INSURANCE GROUP HOLDINGS, INC.

AS BUYER PARTIES

SEPTEMBER 16, 2013

THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES. THIS DOCUMENT IS NOT INTENDED TO CREATE NOR WILL IT BE DEEMED TO CREATE A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE, UNLESS AND UNTIL AGREED TO AND EXECUTED BY THE PARTIES.

4.15	Tax Matters	28
4.16	Insurance	30
4.17	Insurance Licenses	30
4.18	Material Contracts	31
4.19	Intellectual Property	32
4.20	Material Carriers	33
4.21	Real Property	34
4.22	Fiduciary Funds	34
4.23	Accounts Receivable	34
4.24	Bank Accounts	34
4.25	Powers of Attorney	34
4.26	Related Party Transactions	35
4.27	Certain Payments	35
4.28	Debt; Undisclosed Liabilities; Guaranties	35
4.29	Telephone Numbers	36
4.30	No Brokers	36
4.31	Fair Consideration; No Fraudulent Conveyance	36

ARTICLE V	PRE-CLOSING COVENANTS	37

5.01	Closing Conditions	37
5.02	Third Party Notices and Consents	37
5.03	Regulatory Filings	37
5.04	Conduct of the Business	38
5.05	Access to Information	39
5.06	Notice of Developments	39
5.07	Exclusivity	40
5.08	Confidentiality Agreement	40
5.09	Financing	40
5.10	Pre-Closing Transactions; Excluded Leases	42
5.11	Termination of Related-Party Agreements	42
5.12	Unaudited Financial Statements	43
5.13	Employees	43

ARTICLE VI	POST-CLOSING COVENANTS	45

6.01	Further Assurances	45
6.02	Director and Officer Indemnification; Other Insurance	46
6.03	Litigation Support; Books and Records	47
6.04	Transfer Taxes	48
6.05	Investment Intent of Buyer	48
6.06	Tax Matters	48
6.07	Restrictive Covenants	52
6.08	Transition and Third Party Consents	55
6.09	Change of Names	55
6.10	Change of Control	56

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ARTICLE VII	CONDITIONS TO THE OBLIGATIONS OF BUYER PARTIES	56

7.01	Accuracy of Representations and Warranties	56
7.02	Compliance with Obligations	57
7.03	No Adverse Litigation	57
7.04	Termination of HSR Waiting Period	57
7.05	Related Party Agreements	57
7.06	Estimated Cash Payment Calculation	57
7.07	Absence of Material Adverse Effect	57
7.08	Carrier Support Escrow Agreement	57
7.09	Marketing Period	57
7.10	Baton Rouge Lease	57
7.11	The Seller Deliveries	57

ARTICLE VIII	CONDITIONS TO THE OBLIGATIONS OF SELLERS	59

8.01	Accuracy of Representations and Warranties	59
8.02	Compliance with Obligations	59
8.03	No Adverse Action or Litigation	59
8.04	Termination of HSR Waiting Period	59
8.05	Buyer Deliveries	59

ARTICLE IX	SURVIVAL; INDEMNIFICATION	60

9.01	Survival of Representations, Warranties and Covenants	60
9.02	Indemnification Provisions for Benefit of the Buyer Indemnitees	61
9.03	Indemnification Provisions for Benefit of the Seller Indemnitees	62
9.04	Matters Involving Third Parties	62
9.05	Determination of Losses	63
9.06	Mitigation	64
9.07	Exclusive Remedy	64
9.08	Right of Offset	64
9.09	Other Indemnification Matters	64

ARTICLE X	DEFINITIONS	65

10.01	Defined Terms	65
10.02	Other Definitional Provisions	79

ARTICLE XI	TERMINATION	79

11.01	Termination	79
11.02	Termination Fee	80
11.03	Effect of Termination	81

ARTICLE XII	GENERAL PROVISIONS	81

12.01	Notices	81
12.02	Entire Agreement	82
12.03	Expenses	82
12.04	Amendment; Waiver	82
12.05	Binding Effect; Assignment	83

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12.06	Counterparts	83
12.07	Interpretation; Schedules	83
12.08	Governing Law; Interpretation	83
12.09	Forum Selection and Consent to Jurisdiction	84
12.10	Specific Performance	84
12.11	Arm’s Length Negotiations; Drafting	85
12.12	Confidentiality; Publicity	85
12.13	Third Party Beneficiary or Rights to Rely	85

-iv-

EXHIBITS

Exhibit A	Form of One Source License Agreement
Exhibit B	Calculation of the June 30, 2013 RBC Ratio
Exhibit C	Allocation
Exhibit D	Form of Sellers Closing Certificate
Exhibit E	Form of Payoff and Release Letter
Exhibit F	Form of Buyer Parties Closing Certificate
Exhibit G-1	Form of Bill of Sale and Assumption Agreement - USAgencies
Exhibit G-2	Form of Bill of Sale and Assumption Agreement - Affirmative Services
Exhibit H	Form of Carrier Support Escrow Agreement
Exhibit I	Form of Distribution Agreement
Exhibit J	Form of Omnibus Bill of Sale and Assumption Agreement
Exhibit K-1	Form of Trademark Assignment
Exhibit K-2	Form of Domain Name Assignment
Exhibit L	Form of Transition Services Agreement
Exhibit M	Form of Contingent Escrow Agreement

SCHEDULES

Schedule PS(G)	Contracts to be Transferred Pre-Closing
Schedule 1.02(a)(AS)	Purchased Assets of Affirmative Services
Schedule 1.02(a)	Purchased Assets
Schedule 1.02(a)(ii)	Purchased Intellectual Property
Schedule 1.02(a)(iii)	Purchased Telephone, Facsimile and Post Office Box Numbers and Other Digital Accounts
Schedule 1.02(a)(iv)	Assumed Contracts
Schedule 1.02(a)(v)	Purchased Tangible Personal Property
Schedule 1.02(a)(viii)	Purchased Prepayments, Prepaid Expenses and Employee Advances
Schedule 1.02(a)(ix)	Purchased Claims, Deposits, Refunds and Rights of Recovery
Schedule 1.02(a)(xi)	Purchased Licenses and Permits of Governmental Authorities
Schedule 1.02(b)(iv)	Excluded Intellectual Property
Schedule 1.02(b)(v)	Excluded Telephone, Facsimile and Post Office Box Numbers and Other Digital Accounts
Schedule 1.02(b)(vi)	Excluded Contracts
Schedule 1.02(b)(vii)	Excluded Tangible Personal Property
Schedule 1.02(b)(ix)	Excluded Prepayments, Prepaid Expenses and Employee Advances
Schedule 1.02(b)(x)	Excluded Claims, Deposits, Refunds and Rights of Recovery
Schedule 1.02(b)(xi)	Excluded Licenses and Permits of Governmental Authorities
Schedule 1.02(b)(AS)	Excluded Assets of Affirmative Services
Schedule 1.02(e)(AS)	Assumed Liabilities of Affirmative Services
Schedule 1.06(a)(ii)	Seller Transaction Expenses
Schedule 1.06(a)(iii)	Payoff Amount
Schedule 5.02(a)	Sellers Notices and Consents

Schedule 5.02(b)	Buyer Parties Notices and Consents
Schedule 5.11	Related Party Agreements
Schedule 6.09(a)	Use of Affirmative Name
Schedule 6.09(c)	Telephone Numbers for Continued Use
Schedule 7.11(g)	Holders of Senior Indebtedness
Schedule 7.11(h)	Director Resignations
Schedule 10.1(A)	Energy Contracts
Schedule 10.1(B)	Excluded Leases
Schedule 10.2	Sellers Knowledge Persons
Schedule 10.3	Buyer Parties Knowledge Persons
Schedule 10(WC)	Working Capital

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STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into September 16, 2013, by and among CONFIE INSURANCE GROUP HOLDINGS, INC., a Delaware corporation (“Buyer”); CONFIE SEGUROS HOLDING II CO., a Delaware corporation (“Buyer Parent”); AFFIRMATIVE INSURANCE HOLDINGS, INC., a Delaware corporation (“Holdings”); AFFIRMATIVE SERVICES, INC., a Texas corporation (“Affirmative Services”); and USAGENCIES MANAGEMENT SERVICES, INC., a Louisiana corporation (“USAgencies”). Buyer and Buyer Parent are sometimes referred to herein individually as a “Buyer Party” and collectively as the “Buyer Parties”. Holdings, USAgencies and Affirmative Services are sometimes referred to herein individually as a “Seller” and collectively as the “Sellers”. The Buyer Parties and the Sellers are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Section 10.01 of this Agreement.

PRELIMINARY STATEMENTS

A. Holdings or one of its direct or indirect Subsidiaries owns all of the issued and outstanding equity interests of (i) Affirmative Retail, Inc., a Texas corporation (“Retail”), (ii) Affirmative Premium Finance Holdings, Inc., a Delaware corporation (“Premium Finance”), (iii) Affirmative Property Holdings, Inc., a Texas corporation (“Property”), (iv) LIFCO, LLC, a Louisiana limited liability company (“LIFCO”). LIFCO, Retail, Premium Finance and Property are sometimes referred to herein collectively as the “Retail Entities” and individually as a “Retail Entity”.

B. Retail owns all of the issued and outstanding equity interests of (i) Driver’s Choice Insurance Services, LLC, a South Carolina limited liability company (“Driver’s Choice”), (ii) A-Affordable Insurance Agency, Inc., a Texas corporation (“Affordable”), (iii) InsureOne Independent Insurance Agency, LLC, an Illinois limited liability company (“InsureOne”) and (iv) USAgencies.

C. Premium Finance owns all of the issued and outstanding capital stock of Affirmative Premium Finance, Inc., a Delaware corporation (“APF”). APF, Driver’s Choice, Affordable, InsureOne and USAgencies are sometimes referred to herein collectively as the “Retail Subsidiaries” and individually as a “Retail Subsidiary”. Each of the Retail Entities and each of the Retail Subsidiaries are sometimes collectively referred to herein as the “Retail Group Members” and individually as a “Retail Group Member”.

D. Holdings, through the Retail Group Members, engages in the Retail Business in the Restricted Territory.

E. Property leases various properties, including properties that are not dedicated to the Retail Business, which are leased pursuant to the Excluded Leases.

F. The Buyer Parties desire that Buyer shall purchase Sellers’ Retail Business through (i) the purchase of (A) all of the issued and outstanding equity interests of the Retail Entities, (B) certain assets of USAgencies and (C) certain assets of Affirmative Services, (ii) the continuance of employment to the Retail Employees, and (iii) the assumption of certain liabilities and obligations of USAgencies and certain liabilities and obligations of Affirmative Services, on the terms and subject to the conditions set forth herein, and (iv) the execution and delivery of the various Transaction Documents by the parties thereto (collectively, the “Transactions”).

G. Prior to the closing of the Transactions, Holdings will implement the following transactions (the “Pre-Closing Transactions”):

(i) Holdings will cause Retail to transfer the capital stock of USAgencies to an Affiliate of Holdings;

(ii) Holdings will cause Property to assign the Excluded Leases and Energy Contracts to an Affiliate of Holdings;

(iii) Holdings will cause transfer of the employment of the Retail Employees to Retail and implement the payroll system and employee benefits as contemplated in the Transition Services Agreement;

(iv) Holdings will cause Retail to enter into a One Source License Agreement in substantially the form attached hereto as Exhibit A (the “One Source License Agreement”);

(v) Holdings will cause its Subsidiary, Affirmative Insurance Services, Inc., a Texas corporation (“Affirmative Insurance Services”) to transfer to USAgencies the domain names on Schedule 1.02(a)(ii);

(vi) Holdings will cause its Subsidiary, USAgencies, L.L.C., to transfer to USAgencies the trademarks set forth on Schedule 1.02(a)(ii);

(vii) Holdings will cause InsureOne to transfer all of its right, title and interest in and to the matters covered by Item 2 of Section 4.09 of the Disclosure Schedule to an Affiliate of Holdings; and

(viii) Holdings will cause the transfers of the contracts set forth on Schedule PS(G) as set forth thereon.

H. As of the date hereof, Buyer has entered into an employment agreement with each of Robert Bondi, Ashley Phillips and Kenneth Champagne, which shall become effective if, and only if, the Closing occurs.

AGREEMENT

Now, therefore, in consideration of the representations, warranties, and covenants herein contained, the Parties, intending to become legally bound, agree as follows:

ARTICLE I

THE TRANSACTIONS

1.01 Purchase and Sale of Retail Entity Equity Interests. At the Closing, subject to the terms and conditions of this Agreement (and contemporaneously with the transactions described in Section 1.02), Holdings shall sell, transfer and assign to Buyer good title to all of the Retail Entity Equity Interests, free and clear of all Taxes and Liens, restrictions and claims or rights of another (except for Permitted Liens), thereby terminating Holdings’ interest as the shareholder or member, as applicable, of each of the Retail Entities.

1.02 Purchase and Sale of Assets.

(a) Purchased Assets. At the Closing, subject to the terms and conditions of this Agreement (and contemporaneously with the transactions described in Section 1.01), and except as specifically excluded in Section 1.02(b), Affirmative Services shall sell to Buyer, and Buyer shall purchase from Affirmative Services, all of Affirmative Services’ right, title and interest in and to the assets described on Schedule 1.02(a)(AS) as of the Closing Date, and USAgencies shall sell to Buyer, and Buyer shall purchase from USAgencies, all of USAgencies’ right, title and interest in and to the assets owned by USAgencies as of the Closing Date, that are Primarily Related to the Retail Business or attributable to or located at a Retail Facility as specified in this Section 1.02. The term “Primarily Related to the Retail Business” shall mean primarily or exclusively related to, or primarily or exclusively used or held for use by USAgencies in connection with, engaging in the Retail Business. The “Purchased Assets” shall mean, collectively, (1) the Affirmative Services assets described on Schedule 1.02(a)(AS) and (2) the following assets of USAgencies:

(i) Accounts; Retail Business relationships with Clients and Active Prospective Clients; insurance expirations and any associated customer lists and expiration data; associated goodwill; Confidential Information but, for the avoidance of doubt, specifically excluding Joint Information to the extent provided in Section 1.02(c) that is Primarily Related to the Retail Business or attributable to a Retail Facility (subject to Section 1.02(c)); books, records, files, documents, correspondence and other usual and customary records (or copies thereof in the event USAgencies is required to retain any of such files under applicable law) that are Primarily Related to the Retail Business or located at a Retail Facility; and advertising and promotional materials that are Primarily Related to the Retail Business or located at a Retail Facility.

(ii) Intellectual Property that is (a) Primarily Related to the Retail Business or attributable to a Retail Facility, specifically excluding the items listed on Schedule 1.02(b)(iv) or (b) specifically listed on Schedule 1.02(a)(ii).

(iii) Telephone, telex, facsimile and post office box numbers, and web domains, email addresses and all other digital accounts that are used by USAgencies to engage in the Retail Business, regardless of where located or to what degree devoted to the Retail Business, specifically including the items listed on Schedule 1.02(a)(iii) and specifically excluding items listed on Schedule 1.02(b)(v).

(iv) Rights under Contracts that are (a) Primarily Related to the Retail Business or related solely to a Retail Facility specifically excluding the items listed on Schedule 1.02(b)(vi) or (b) specifically listed on Schedule 1.02(a)(iv) (collectively, the “Assumed Contracts”).

(v) Tangible personal property that is (a) Primarily Related to the Retail Business or located at a Retail Facility specifically excluding items listed on Schedule 1.02(b)(vii), or (b) specifically listed on Schedule 1.02(a)(v).

(vi) Materials and supplies, including advertising, marketing and promotional materials, all related archival materials and all other related printed or written materials that are Primarily Related to the Retail Business or located at a Retail Facility.

(vii) Rights to bill, collect and retain (A) insurance commissions and fees (without regard to the inception date or billing date of the insurance policies to which such commissions or fees relate, or whether such items were billed to a Client by USAgencies or directly billed to a Client by the insurance carrier); (B) bonus, override, and contingent commissions; (C) advertising allowances and performance compensation; and (D) any other compensation in connection with engaging in the Retail Business; in each case without regard to whether any such item of revenue (or expense reduction) was accrued or earned under GAAP prior to the Closing Date.

(viii) Prepayments and prepaid expenses and employee advances that are (a) Primarily Related to the Retail Business or attributable to a Retail Facility specifically excluding items listed on Schedule 1.02(b)(ix), or (b) specifically listed on Schedule 1.02(a)(viii).

(ix) Claims, deposits, refunds, causes of action, choses in action, and rights of recoveries, setoff and recoupment, that are (a) Primarily Related to the Retail Business or attributable to a Retail Facility specifically excluding items listed on Schedule 1.02(b)(x), or (b) specifically listed on Schedule 1.02(a)(ix).

(x) Cash and cash equivalents in the aggregate amount needed to satisfy applicable fiduciary funds Laws.

(xi) Licenses, permits, approvals and similar rights obtained from Governmental Authorities (to the extent transferable) that are (a) Primarily Related to the Retail Business or attributable to a Retail Facility specifically excluding items listed on Schedule 1.02(b)(xi) or (b) specifically listed on Schedule 1.02(a)(xi).

(xii) Any other asset of USAgencies that is Primarily Related to the Retail Business or located at or attributable to a Retail Facility, except as otherwise specified in Section 1.02(b).

(b) Excluded Assets. The Purchased Assets shall not include (collectively, the “Excluded Assets”):

(i) USAgencies’ (A) rights or consideration under this Agreement and the other Transaction Documents, (B) securities, equity interests, corporate minute books, stock transfer books, corporate seals and other documents relating to the organization, maintenance and existence of USAgencies as a corporation, (C) taxpayer and other identification numbers, and (D) Tax Returns and associated tax records and rights to refunds or claims to overpayments.

(ii) Assets used by USAgencies in connection with the provision of services under the Transition Services Agreement that are not otherwise listed on any Schedule provided pursuant to Section 1.02(a).

(iii) Relationships with Clients and Active Prospective Clients in connection with claims handling and underwriting, associated goodwill, Joint Information (subject to the terms of Section 1.02(c)), Confidential Information that is neither Primarily Related to the Retail Business nor attributable to a Retail Facility; books, records, files, documents, correspondence and other usual and customary records that are neither Primarily Related to the Retail Business nor located at a Retail Facility; and advertising and promotional materials that are neither Primarily Related to the Retail Business nor located at a Retail Facility.

(iv) Intellectual Property that is (a) neither Primarily Related to the Retail Business, attributable to a Retail Facility, nor specifically listed on Schedule 1.02(a)(ii), or (b) specifically listed on Schedule 1.02(b)(iv).

(v) Telephone, telex, facsimile and post office box numbers, and web domains, email addresses and all other digital accounts listed on Schedule 1.02(b)(v).

(vi) Rights under Contracts that are (a) not Assumed Contracts or (b) specifically listed on Schedule 1.02(b)(vi) (collectively, the “Excluded Contracts”).

(vii) Tangible personal property that is (a) neither Primarily Related to the Retail Business, located at a Retail Facility, nor specifically listed on Schedule 1.02(a)(v) or (b) specifically listed on Schedule 1.02(b)(vii).

(viii) Materials and supplies, including advertising, marketing and promotional materials, all related archival materials and all other related printed or written materials that are neither Primarily Related to the Retail Business nor located at a Retail Facility.

(ix) Prepayments and prepaid expenses and employee advances that are (a) neither Primarily Related to the Retail Business, attributable to a Retail Facility, nor specifically listed on Schedule 1.02(a)(viii) or (b) specifically listed on Schedule 1.02(b)(ix).

(x) Claims, deposits, refunds, causes of action, choses in action, and rights of recoveries, setoff and recoupment, that are (a) neither Primarily Related to the Retail Business, attributable to a Retail Facility, nor specifically listed on Schedule 1.02(a)(ix) or (b) specifically listed on Schedule 1.02(b)(x).

(xi) Licenses, permits, approvals and similar rights obtained from Governmental Authorities (to the extent transferable) that are (a) neither Primarily Related to the Retail Business, attributable to a Retail Facility, nor specifically listed on Schedule 1.02(a)(xi) or (b) specifically listed on Schedule 1.02(b)(xi).

(xii) Cash and cash equivalents in excess of the aggregate amount needed to satisfy applicable fiduciary funds Laws.

(xiii) Marketable securities.

(xiv) Joint Information to the extent provided in Section 1.02(c).

(xv) Any other asset of USAgencies that is neither Primarily Related to the Retail Business nor located at or attributable to a Retail Facility, except as otherwise specified in Section 1.02(a).

(xvi) Any asset of Affirmative Services set forth on Schedule 1.02(b)(AS).

(c) Joint Information. The Sellers shall retain ownership of the Joint Information for use in connection with (i) Permitted Activities and (ii) any other activities that are not otherwise prohibited by Section 6.07. The Buyer Parties acknowledge that the transfer by USAgencies to the Buyer hereunder of USAgencies’ right, title and interest in and to Confidential Information that constitutes Joint Information is limited to a transfer of ownership of the right to the use of such information to engage in the Retail Business, and the Sellers acknowledge their representation and warranty in Section 4.11(c) that Holdings and its Subsidiaries currently sell insurance policies in the conduct of the Retail Insurance Business solely through the Retail Group Members and solely as insurance agents or brokers. USAgencies shall provide Buyer with copies of or access to such Joint Information, including pursuant to the Transition Services Agreement. The Buyer Parties hereby acknowledge that any use of the Joint Information by USAgencies or any of its Affiliates in connection with any (i) Permitted Activities or (ii) other activities that are not otherwise prohibited by Section 6.07 shall not constitute a violation of Section 6.07.

(d) No Assignment without Third Party Consent. Notwithstanding anything to the contrary herein, this Agreement shall not constitute an agreement to assign or transfer any approval, instrument, contract, lease, permit or other property, asset, or right included in the Purchased Assets or any claim, right or benefit arising thereunder or resulting therefrom, if such an assignment or transfer or an attempt to make such an assignment or transfer without the approval, authorization, consent or permit of a Third Party would constitute a breach or violation thereof or materially adversely affect any rights thereunder; and any such assignment or transfer to Buyer by USAgencies that requires the approval, authorization, consent or permit of a Third Party shall be made subject to the same being obtained. In the event any such approval, authorization, consent or permit has not been obtained as of the Closing Date, USAgencies shall use commercially reasonable efforts to obtain any such approval, authorization, consent or permit for a period of one year following the Closing Date until such earlier time as such approval, authorization, consent or permit has been obtained (or it becomes reasonably apparent that it will not be obtained), and USAgencies will cooperate with Buyer in any lawful arrangement to provide that Buyer shall receive the interest of USAgencies in the benefits under any such approval, instrument, contract, lease or permit or other property, asset or right, including performance by USAgencies as agent, provided that Buyer shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent Buyer would have been responsible hereunder if such approval, authorization, consent or permit had been obtained. In the event any Pre-Closing Transaction has not been completed as of the Closing Date, the Parties shall cooperate to cause such Pre-Closing Transaction to occur as soon as reasonably practicable during a period of one year following the Closing Date, and the Parties will cooperate with each other in any lawful arrangement to provide that the applicable Parties to this Agreement shall receive the rights and interests of the applicable Persons in the benefits conferred pursuant to any such Pre-Closing Transaction, including performance by the Parties as agent, if required, and provided that a Party shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of any such benefit to the extent the Parties would have been responsible hereunder if such Pre-Closing Transaction had occurred. Nothing in this Section 1.02(d) shall be deemed a waiver by Buyer of its rights to have received as of the Closing Date an effective assignment of all of the Purchased Assets, nor shall this Section 1.02(d) be deemed to constitute an agreement to exclude from the Purchased Assets any properties, assets or rights described in Section 1.02(a), nor shall this Section 1.02(d) be deemed to constitute a waiver of the Buyer Parties’ pre-closing condition set forth in Section 7.10.

(e) Limited Assumption of Liabilities. At the Closing, Buyer shall assume and thereafter perform, pay and discharge, in accordance with their terms, (i) USAgencies’ (a) current liabilities as of the Closing Date, as determined in accordance with GAAP that are Primarily Related to the Retail Business or attributable to at a Retail Facility; (b) liabilities and obligations under the Assumed Contracts with respect to the period after the Closing Date; and (c) liabilities and, obligations to the extent arising out of, relating to or with respect to the Buyer Parties’ operation of business related to the Purchased Assets after the Closing Date; (ii) Affirmative Services’ liabilities described on Schedule 1.02(e)(AS); and (iii) without duplication, the non-current liabilities of the type set forth on Schedule 10(WC) of USAgencies and Affirmative Services, if any (collectively, the “Assumed Liabilities”).

(f) Excluded Liabilities. Except for the Assumed Liabilities (and subject to Section 5.13), neither Buyer nor any other Confie Seguros Company shall assume or agree to perform, pay or discharge, and USAgencies and Affirmative Services shall remain liable for, all of the remaining USAgencies’ and Affirmative Services’ obligations, liabilities and commitments (subject to their respective rights to contest any such obligation, liability or commitment), regardless of whether they are known or unknown, or absolute, contingent or otherwise (“Excluded Liabilities”). The Excluded Liabilities shall include, without limitation, the following liabilities of USAgencies and Affirmative Services:

(i) liability arising out of, relating to or with respect to any acts or omissions of each such company or any of its employees or agents (including without limitation, any act or omission constituting a professional error or omission, or creating a severance obligation, wrongful discharge claim or other employer-employee liability), to the extent occurring before the Closing Date;

(ii) liability for (A) any Transfer Taxes with respect to the transactions contemplated under this Section 1.02, except to the extent provided for in Section 6.04, (B) any Taxes of each such company, (C) any Taxes that relate to the Purchased Assets or the Assumed Liabilities for taxable periods (or portions thereof) ending on or before the Closing Date, including Taxes allocable to each such company pursuant to Section 6.06, and (D) any and all Tax liability arising by reason of each such company being liable for Taxes of another Person by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise;

(iii) obligation under any Tax allocation, sharing or similar agreement (whether oral or written) to which each such company is a party;

(iv) indebtedness for money borrowed or any other short-term or long-term liability of each such company, as determined under GAAP (except for amounts described in Section 1.02(e)(i));

(v) liability arising out of, relating to or with respect to (A) the employment of or performance of services by any individual, or the termination of employment or services by each such company of any individual, or (B) workers’ compensation claims against each such company, in each case, to the extent that such relate to the period prior to the Closing Date, irrespective of whether such claims are made prior to or after the Closing Date;

(vi) liability arising out of, relating to or with respect to contracts that are not Assumed Contracts and, with respect to Assumed Contracts, any liability arising out of, relating to or with respect to a breach by or default of each such company accruing under such agreements with respect to any period prior to the Closing Date, to the extent such liability is incurred prior to the Closing Date;

(vii) liability arising out of, relating to or with respect to any pending or threatened Litigation, to the extent arising out of, the operation of each such company’s business prior to the Closing Date;

(viii) liability arising out of, relating to or with respect to any violation (or claimed violation) of Law on the part of each such company to the extent arising prior to the Closing Date, including, without limitation, any violation (or claimed violation) of labor, wage or hour laws and regulations in respect of any Excluded Asset;

(ix) liability to the extent arising out of, relating to or with respect to any Seller Benefit Plan, subject to Section 5.13;

(x) liability to the extent arising out of, relating to or with respect to any claim of fraudulent conveyance; or

(xi) liability to the extent arising out of, relating to or with respect to any Excluded Asset (including any Excluded Lease).

The Sellers shall have the exclusive right to continue to defend against, and consent to the entry of any judgment on or enter into any settlement with respect to, any pending Litigation that is an Excluded Liability in any manner they may reasonably deem appropriate (and the Sellers need not consult with, or obtain any consent from, any Buyer Party in connection therewith).

1.03 Restrictive Covenants. Each of the Sellers hereby agrees (a) to abide by the Restrictive Covenants in accordance with their respective terms, and (b) that the Estimated Cash Payment includes full consideration for such Restrictive Covenants. Each of the Sellers further agrees that any allocation of Purchase Price to such Seller’s Restrictive Covenants for Tax purposes shall not, in any way, limit any remedy available to Buyer (including, without limitation, the amount of Losses) for any breach by such Seller of the Restrictive Covenants.

1.04 Purchase Price. The aggregate consideration (collectively, the “Purchase Price”) to be delivered to the Sellers in exchange for the Retail Entity Equity Interests, the Purchased Assets and the agreement by the Sellers to be bound and abide by their respective Restrictive Covenants shall be the sum of the following:

(a) An amount equal to (i) One Hundred Million Dollars ($100,000,000), plus (ii) the absolute value of the Cash Amount (if a positive number), minus (iii) the absolute value of the Cash Amount (if a negative number), minus (iv) the Working Capital Deficit, if any, plus (v) the Working Capital Surplus, if any (the “Cash Payment”). An estimate of the Cash Payment shall be determined in accordance with the terms of Section 1.05, such estimate shall be paid in accordance with the terms of Section 1.06, and the final Cash Payment shall be determined and paid in accordance with the terms of Section 1.07; plus

(b) An amount of up to Twenty Million Dollars ($20,000,000) (the “Contingent Amount”). The Contingent Amount, as reduced by Make-Whole Payments, shall be paid in accordance with the terms of Section 1.08.

1.05 Estimated Cash Payment. Not less than three (3) Business Days prior to the Closing Date, Holdings shall deliver to Buyer a certified reasonable good faith estimate (made in accordance with the same accounting methodologies, principles and procedures used to calculate the Closing Payment under Section 1.07(b)), which estimate shall be reasonably acceptable to Buyer, of the Cash Amount, the Working Capital Surplus, if any, and the Working Capital Deficit, if any, in each case as of the Closing Date and, based on such estimates, an estimate of the Cash Payment (the “Estimated Cash Payment”).

1.06 Payments.

(a) Closing Payments. At the Closing, the Buyer Parties, obligated jointly and severally, shall pay, or cause to be paid, the Estimated Cash Payment as follows:

(i) first, an amount equal to Twenty Million Dollars ($20,000,000) shall be deposited into an escrow account (“Carrier Support Escrow Account”), to be held in and released in accordance with the terms set forth in the Carrier Support Escrow Agreement and as contemplated in Section 1.09;

(ii) second, the amounts specified on Schedule 1.06(a)(ii) as of the Closing Date to the parties and into the accounts listed thereon, in payment of the Seller Transaction Expenses;

(iii) third, the balance, if any, in the amounts specified on Schedule 1.06(a)(iii) (collectively the “Payoff Amount”) to the party(ies) and into the account(s) listed thereon, in partial satisfaction of the Senior Indebtedness, subject to delivery to Buyer at Closing of the documentation (including, without limitation, consents, pay-off letters and evidence of UCC-lien terminations contemplated under Section 7.11(g).

(b) Cash Payment Adjustment. Within five (5) Business Days after the Cash Payment becomes final and binding in accordance with Section 1.07:

(i) if the Cash Payment exceeds the Estimated Cash Payment, then such excess shall be paid in cash by Buyer Parties to Sellers into accounts designated in writing by Sellers; or

(ii) if the Estimated Cash Payment exceeds the Cash Payment, then such excess shall be paid in cash by Sellers to Buyer into accounts designated in writing by Buyer.

(c) Manner of Payment. All payments pursuant to this Section 1.06 shall be made by wire transfer of immediately available funds to the account or accounts contemplated therein.

1.07 Cash Payment Determination.

(a) Timing and Dispute Resolution. Within ninety (90) days after the Closing Date (assuming Sellers’ reasonable cooperation under Section 1.07(c)), Buyer shall prepare and deliver to Holdings (i) a statement setting forth Buyer’s good faith calculation of (A) the Working Capital as of the Closing Date and the Working Capital Surplus or Working Capital Deficit, if any, (B) the Cash Amount, and (C) based on the amounts set forth in clauses (A) and (B), the Cash Payment (the “Closing Statement”) and (ii) all records and work papers necessary to compute and verify the information set forth in the Closing Statement. After delivery of the Closing Statement, Holdings and its accountants shall be permitted to make inquiries of the Buyer and its accountants regarding questions concerning or disagreements with the Closing Statement that arise in the course of their review thereof. If Holdings has any objections to the Closing Statement, then Holdings shall deliver to Buyer a statement (an “Objection Statement”) setting forth its disputes or objections (the “Objection Disputes”) to the Closing Statement and, to the extent practical, Holdings’ proposed resolution of each such Objection Dispute. If an Objection Statement is not delivered to Buyer within thirty (30) days after delivery of the Closing Statement, then the Closing Statement as originally delivered by Buyer shall be final, binding and non-appealable by the Parties. If an Objection Statement is timely delivered, then Buyer and Holdings shall negotiate in good faith to resolve any Objection Disputes, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objection

Statement, Holdings and Buyer shall submit each unresolved Objection Dispute to a nationally recognized, impartial, independent auditor to be agreed upon by the Parties (the “Independent Auditor”) to resolve such Objection Disputes. The Independent Auditor shall be instructed to set forth a procedure to provide for prompt resolution of any unresolved Objection Disputes and, in any event, to make its determination in respect of such Objection Disputes within thirty (30) days following its retention. The Independent Auditor’s determination of such Objection Disputes shall be final and binding upon the Parties; provided, however, that no such determination with respect to any item reflected in the Objection Statement shall be any more favorable to Buyer than is set forth in the Closing Statement or any more favorable to Holdings than is proposed in the Objection Statement. If any unresolved Objection Disputes are submitted to the Independent Auditor, then, for purposes of this Section 1.07(a), Buyer shall be the prevailing party in such proceeding if a majority of the dollar amount of the unresolved Objection Disputes are decided by the Independent Auditor in favor of Buyer, and Holdings shall be the prevailing party if a majority of the dollar amount of the unresolved Objection Disputes are decided by the Independent Auditor in favor of Holdings (e.g., if there are $200,000 of disputed items to be determined by the Independent Auditor and the Independent Auditor determines that Buyer’s claims prevail with respect to $125,000 and Holdings’ claims prevail with respect to $75,000, then Buyer would be the prevailing party). The party that is not the prevailing party shall pay all of the fees, costs and expenses of the Independent Auditor. The final Closing Statement, however determined pursuant to this Section 1.07(a), will produce the Working Capital Surplus or Working Capital Deficit, if any, and the Cash Amount, in each case to be used to determine the final Cash Payment. The process set forth in this Section 1.07(a) shall be the exclusive remedy of the Parties for any disputes related to items required to be reflected on the Closing Statement or included in the calculation of the Working Capital, the Cash Amount, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties.

(b) Applicable Accounting Principles. The Closing Statement (and all calculations of Working Capital and the Cash Amount) shall be prepared and calculated (i) in accordance with GAAP, except that the Closing Statement (and all calculations of Working Capital and the Cash Amount) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement (except with respect to the implementation of the Pre-Closing Transactions) and (ii) consistent with the calculation of Working Capital as of June 30, 2013 attached as Schedule 10(WC).

(c) Cooperation. Following the Closing, each of the Parties shall, and shall cause their Affiliates and their respective officers, employees, consultants, accountants and agents to (i) reasonably cooperate with the other and their respective accountants in connection with the review of the Closing Statement and the preparation of the Objection Statement and (ii) provide any books, records and other information reasonably requested by the other and their respective accountants in connection therewith or in connection with resolving any Objection Dispute.

1.08 Contingent Amount.

(a) Conditions to Payment. The Buyer Parties, obligated jointly and severally, shall pay Holdings, or cause Holdings to be paid, the Contingent Amount (or portion thereof, as determined in accordance with the terms and conditions specified in this Section 1.08(a)), in the following circumstances:

(i) In the event that (A) the RBC Ratio as of June 30, 2014, determined in accordance with Section 1.08(d), is at least 375% and (B) each of the Capacity and Distribution Conditions have been satisfied through such date, Ten Million Dollars ($10,000,000) of the Contingent Amount, less the sum of all Make-Whole Payments previously made, shall be paid to Holdings (the “June 30, 2014 Payment Amount”).

(ii) In the event that (A) the RBC Ratio as of June 30, 2014, determined in accordance with Section 1.08(d) is less than 375% and an amount less than the June 30, 2014 Payment Amount is needed to bring the RBC Ratio to 375% as of such date, and (B) each of the Capacity and Distribution Conditions have been satisfied through such date, then at the option of Holdings exercised by written notice delivered to Buyer on or before September 15, 2014, (x) the amount needed to bring the RBC Ratio to 375% as of June 30, 2014 shall be paid to Affirmative Insurance Company (the “June 30, 2014 RBC Amount”) and (y) the remainder, if any, of the June 30, 2014 Payment Amount less the June 30, 2014 RBC Amount shall be paid to Holdings.

(iii) In the event that (A) the RBC Ratio as of any RBC Measurement Date commencing September 30, 2014 (or such earlier RBC Measurement Date following or immediately preceding the date on which a Change of Control occurs) and ending December 31, 2015, determined in accordance with Section 1.08(d), is at least 350% on whichever of such dates the RBC Ratio condition is first satisfied (375% in the case of June 30, 2014) and (B) through such RBC Measurement Date that the RBC Ratio condition is first satisfied, none of the Capacity and Distribution Conditions has been violated, the balance (which may be up to Twenty Million Dollars ($20,000,000)) of the Contingent Amount, less the sum of all Make-Whole Payments previously made, shall be paid to Holdings (the “Applicable Payment Amount”).

(iv) In the event that (A) the RBC Ratio as of any RBC Measurement Date commencing September 30, 2014 (or, at the election of Holdings exercised by written notice to Buyer, such earlier RBC Measurement Date immediately preceding or following the date on which a Change of Control occurs) and ending December 31, 2015, determined in accordance with Section 1.08(d), is less than 350% (375% in the case of June 30, 2014), (B) an amount less than the Applicable Payment Amount is needed to bring the RBC Ratio to 350% as of such RBC Measurement Date (375% in the case of June 30, 2014) and (C) through such RBC Measurement Date, none of the Capacity and Distribution Conditions has been violated, then at the option of Holdings exercised by written notice delivered to Buyer within sixty (60) days following the later of the date on which the Change of Control occurred or such RBC Measurement Date, (x) the amount needed to bring the RBC Ratio to 350% as of such Measurement Date (375% in the case of June 30, 2014) shall be paid to Affirmative Insurance Company (the “Applicable RBC Amount”) and (y) the remainder, if any, of the Applicable Payment Amount less the Applicable RBC Amount shall be paid to Holdings.

(v) In the event that the Capacity and Distribution conditions have been satisfied with respect to each applicable RBC Measurement Date through and including September 30, 2015, then the Capacity and Distribution Conditions shall be deemed satisfied at all times thereafter for purposes of this Section 1.08.

“Capacity and Distribution Conditions” as of a particular RBC Measurement Date means that, from the date hereof through and including such RBC Measurement Date, (x) the Greenlight Reinsurance Contract or an Alternative Capacity Arrangement has remained in force, and (y) Holdings and its Subsidiaries are not in material breach of Section 3.1 and 3.2 of the Distribution Agreement with respect to its activities in Louisiana and Alabama (such obligations to survive the termination of the Distribution Agreement by Buyer pursuant to Section 5.2.2, 5.2.5 or 5.2.6 thereof, solely for purposes of determining compliance with the Capacity and Distribution Conditions hereunder).

“RBC Measurement Date” means any of the calendar quarter end dates commencing September 30, 2013 and ending December 31, 2015.

(b) Failure to Meet Conditions. For the sake of clarity, if none of the conditions set forth in Section 1.08(a) are satisfied, then there shall be no obligation to pay Holdings any portion of the Contingent Amount.

(c) Timing and method of Payment. So long as the Capacity and Distribution Conditions have been satisfied as of a particular RBC Measurement Date (and whether or not the Capacity and Distribution Conditions have been satisfied as of December 31, 2015), the Contingent Amount (or portion thereof, if any, as determined in accordance with the terms and conditions specified in Section 1.08(a)) shall be paid within twenty (20) days following the delivery by Holdings to Buyer of a Contingent Amount Request and the satisfaction of the other terms and conditions provided for in Section 1.08(d). The payment shall be made by wire transfer of immediately available funds to an account designated in writing by Holdings. If Buyer claims that the Capacity and Distribution Conditions have not been satisfied as of a particular RBC Measurement Date, Buyer shall deliver to Holdings a notice setting forth in reasonable detail its claims as to which Capacity and Distribution Conditions have not been satisfied as of such date. If such notice is not delivered to Holdings within ten (10) business days after delivery of the Contingent Amount Request, the Capacity and Distribution Conditions shall be deemed to have been satisfied. If such notice is timely delivered, Buyer and Holdings shall negotiate in good faith to resolve any such dispute, but if they do not reach a final resolution within twenty (20) days after the delivery of such notice, Holdings and Buyer shall submit their dispute to a Third Party independent insurance expert (the “Insurance Expert”) to determine whether or not such Capacity and Distribution Conditions have been satisfied. The Insurance Expert shall be instructed to provide its determination as to whether such Capacity and Distribution Conditions had been satisfied to the Parties within thirty (30) days following its retention. The Insurance Expert’s determination shall be final and binding upon the Parties. If the Insurance Expert determines that the Capacity and Distribution Conditions have been satisfied, then Buyer shall pay all of the fees, costs and expenses of the Insurance Expert. If the Insurance Expert determines that the Capacity and Distribution Conditions have not been satisfied, then Holdings shall pay all of the fees, costs and expenses of the Insurance Expert. The process set forth in this Section 1.08(c) shall be the exclusive remedy of the Parties for any disputes related to the determination of whether the Capacity and Distribution Conditions have been satisfied.

(d) RBC Ratio Calculation. Within ten (10) days after the filing of the Statutory Report (with the pertinent state departments of insurance) following each RBC Measurement Date with respect to which Holdings desires payment of the Contingent Amount (or portion thereof), Holdings shall deliver to Buyer (i) a request for payment of the Contingent Amount (or portion thereof) determined in accordance with the provisions of Section 1.08(a) with reference to the RBC Ratio as so calculated by Holdings (“Contingent Amount Request”), (ii) its supporting calculation of the RBC Ratio as of such RBC Measurement Date, using substantially the same line-by-line source references as the calculation of the June 30, 2013 RBC Ratio set forth in Exhibit B attached hereto, together with copies of substantially the same support documentation as used to calculate the June 30, 2013 RBC Ratio as set forth in Exhibit B attached hereto, (iii) a certification by the Chief Financial Officer of Holdings in the form previously agreed upon by the Parties. Upon request, Holdings shall provide Buyer access to all internal records and work papers necessary to compute and verify the RBC Ratio calculated by Holdings.

(e) Right of Offset. Any payment of the Contingent Amount (or portion thereof) shall be subject to offset as provided for in Section 9.08.

(f) Letter of Credit Escrow. On or before October 31, 2013, Buyer shall deliver to Holdings an executed copy of the escrow agreement in form of Exhibit M (the “Contingent Escrow Agreement”) and a letter of credit in form contemplated by the Contingent Escrow Agreement and reasonably acceptable to Holdings executed by The Royal Bank of Canada (the “Letter of Credit”). Thereafter, Buyer shall maintain the Letter of Credit pursuant to the Contingent Escrow Agreement as security for its obligations under Section 1.08. The escrow agent for the Contingent Escrow Agreement shall draw on the Letter of Credit to make payments to Holdings if the Buyer Parties fail to make any payment required pursuant to Section 1.08 on the date payment is due. After the Buyer Parties have made payments (other than through draw on the Letter of Credit pursuant to the Contingent Escrow Agreement) of the Contingent Amount and Make Whole Payments that equal Ten Million Dollars ($10,000,000), in the aggregate, the Letter of Credit shall be reduced dollar for dollar for each additional payment of the Contingent Amount and Make Whole Payments, when such payment is received. After Buyer has made all payments that could be made under this Section 1.08 the Letter of Credit shall be released to Buyer.

1.09 Carrier Support Escrow Release.

(a) Release of the Carrier Support Escrow Fund. The Carrier Support Escrow Fund (or portion thereof, as determined in accordance with the terms and conditions specified in this Section 1.09(a)) shall be released to Holdings or Affirmative Insurance Company, as applicable, in the following circumstances:

(i) In the event that the RBC Ratio as of any RBC Measurement Date commencing September 30, 2013 and ending March 31, 2014, determined in accordance with Section 1.09(c), is less than 300%, then a portion of the Carrier Support Escrow

Fund equal to the lesser of (A) the amount needed to bring the RBC Ratio to 300% as of such RBC Measurement Date (each, a “Post-Closing RBC Shortfall”) or (B) Five Million Dollars ($5,000,000) shall be paid to Affirmative Insurance Company with respect to such period.

(ii) In the event that (A) the RBC Ratio as of any RBC Measurement Date commencing September 30, 2013 and ending March 31, 2014, determined in accordance with Section 1.09(c), is at least 300% and (B) the Greenlight Reinsurance Contract or an Alternative Capacity Arrangement has remained in force from the date hereof through and including such RBC Measurement Date, then a portion of the Carrier Support Escrow Fund equal to the amount obtained by dividing (x) the then escrow balance, if any, by (y) the number of RBC Measurement Dates remaining in the period commencing on the subject RBC Measurement Date and ending on June 30, 2014 shall be paid to Holdings with respect to such period.

(iii) In the event that the RBC Ratio as of June 30, 2014 (or, at the election of Holdings exercised by written notice to Buyer, such earlier RBC Measurement Date following or immediately preceding the date on which a Change of Control occurs), determined in accordance with Section 1.09(c), is less than 300%, then (A) a portion of the Carrier Support Escrow Fund equal to the amount needed to bring the RBC ratio to 300% as of such RBC Measurement Date, if any, (the “Final Shortfall”) or the entire balance of the Carrier Support Escrow Fund if such balance is less than such Final Shortfall shall be paid to Affirmative Insurance Company with respect to such period and (B) the remaining balance of the Carrier Support Escrow Fund, if any, after the payment to Affirmative Insurance Company as provided in the immediately preceding clause (A) shall be paid to Holdings.

(iv) In the event that the RBC Ratio as of June 30, 2014 (or, at the election of Holdings exercised by written notice to Buyer, such earlier RBC Measurement Date following or immediately preceding the date on which a Change of Control occurs), determined in accordance with Section 1.09(c) is at least 300%, then the entire remaining balance of the Carrier Support Escrow Fund shall be paid to Holdings.

(b) Timing and method of Release of Fund.

(i) Within ten (10) days following the delivery by Holdings to Buyer of a Proposed Escrow Instruction and the satisfaction of the other terms and conditions provided for in Section 1.09(c), Holdings and Buyer shall execute and provide written instructions to the Carrier Support Escrow Agent to release the Carrier Support Escrow Fund (or portion thereof) in accordance therewith; provided, however, that in the case of any release contemplated under Section 1.09(a)(ii), Holdings and Buyer shall be entitled to provide conflicting instructions to the Carrier Support Escrow Agent based on their respective positions as to whether the condition set forth in Section 1.09(a)(ii)(B) has been satisfied, in which case the terms of the Carrier Support Escrow Agreement shall control the release of the Carrier Support Escrow Fund (or portion thereof).

(ii) At any time during the term of the Carrier Support Escrow Agreement, Holdings may, in its sole discretion, instruct the Carrier Support Escrow Agent to release the entire balance (or portion thereof) of the Carrier Support Escrow Fund to Affirmative Insurance Company for the purpose of increasing capital surplus.

(iii) The method and timing of release of the Carrier Support Escrow Fund (or portion thereof) shall be made in accordance with the terms and conditions set forth in the Carrier Support Escrow Agreement.

(c) RBC Ratio and Post-Closing RBC Shortfall Calculation. Within ten (10) days after the filing of the Statutory Report (with the pertinent departments of insurance) as of each RBC Measurement Date commencing June 30, 2013 and ending June 30, 2014, Holdings shall deliver to Buyer (i) its proposed written instruction to the Carrier Support Escrow Agent to release the Carrier Support Escrow Fund (or portion thereof) in accordance with the terms and conditions specified in Section 1.09(a) (“Proposed Escrow Instruction”), (ii) its supporting calculation of the RBC Ratio as of such RBC Measurement Date, using substantially the same line-by-line source references as the calculation of the June 30, 2013 RBC Ratio set forth in Exhibit B attached hereto, together with copies of substantially the same support documentation as used to calculate the June 30, 2013 RBC Ratio as set forth in Exhibit B attached hereto, (iii) a certification by the Chief Financial Officer of Holdings in the form previously agreed upon by the Parties, and (iv) if applicable, the Post-Closing RBC Shortfall. Upon request Holdings shall provide Buyer access to all internal records and work papers necessary to compute and verify the RBC Ratio and, if applicable, the Post-Closing RBC Shortfall calculated by Holdings.

(d) No Right of Offset. Any release of the Carrier Support Escrow Fund (or portion thereof) shall not be subject to offset as provided for in Section 9.08.

1.10 Effect of Certification of RBC Ratio. The calculation of the RBC Ratio pursuant to Section 1.08(d) and Section 1.09(c), provided the other terms and conditions set forth therein are satisfied, shall be final and binding upon the Parties absent fraud or patent mathematical error.

ARTICLE II

THE CLOSING

2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of McDermott Will & Emery LLP in Chicago, Illinois, commencing at 10:00 a.m. Central Daylight Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions set forth in Article VII and Article VIII (other than conditions with respect to actions the respective Parties will take at the Closing itself) or at such other time or place as may be mutually agreed upon by the Parties (the “Closing Date”). All transactions contemplated herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. on the Closing Date.

2.02 Closing Actions. At the Closing, the Parties shall consummate the Transactions, accordingly, (a) the Buyer Parties shall make the payments referred to in Section 1.06(a),

(b) each of the Buyer Parties, as applicable, shall deliver the various certificates, instruments and documents referred to in Article VIII, (c) Holdings shall deliver, or cause to be delivered to Buyer, original certificates representing the Retail Entity Equity Interests, endorsed in blank and accompanied by assignments separate from certificate executed in blank (or if any of the Retail Entity Equity Interests are uncertificated, evidence of the transfer of such Retail Entity Equity Interests, reasonably satisfactory to Buyer), and (d) each of the Sellers, as applicable, shall deliver the various certificates, instruments and documents referred to in Article VII.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER PARTIES

The Buyer Parties hereby jointly and severally represent and warrant to the Sellers the following:

3.01 Corporate Status.

(a) Buyer Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer Parent has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business, and is legally qualified to transact business as a foreign corporation in all jurisdictions where the nature of its properties and the conduct of its business as now conducted reasonably require such qualification.

(b) Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business, and is legally qualified to transact business as a foreign corporation in all jurisdictions where the nature of its properties and the conduct of its business as now conducted reasonably require such qualification. Buyer Parent owns, directly or indirectly, all of the capital stock or other equity interests of Buyer and its subsidiaries, which own and operate all of the business conducted under the trade name Confie Seguros and such subsidiaries’ other trade names.

3.02 Power and Authority. Each Buyer Party has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party as contemplated hereunder, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. All acts or proceedings required to be taken by such Buyer Party and its Board of Directors and shareholders, as applicable, to authorize the execution and delivery of this Agreement and all other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder, have been properly taken.

3.03 Enforceability. This Agreement and all other Transaction Documents to which each Buyer Party is a party as contemplated hereunder have been duly authorized, executed and delivered by such Buyer Party. Assuming the due and valid authorization, execution and delivery of this Agreement by the Sellers and the due and valid authorization, execution and delivery of such other Transaction Documents by the other parties thereto, this Agreement and all such other Transaction Documents constitute the legal, valid and binding obligations of such Buyer Party, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting or relating to creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exceptions”).

3.04 No Violations; Consents and Approvals; Litigation Concerning Transaction.

(a) Except as set forth in Section 3.04 of the Disclosure Schedule, the execution and delivery of this Agreement by each Buyer Party, and all other Transaction Documents to which such Buyer Party is a party, and the consummation by it of the transactions contemplated hereby and thereby, will not (i) violate any provision of the Organizational Documents of such Buyer Party, (ii) violate any Law or Order applicable to, binding upon or enforceable against such Buyer Party, (iii) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, or require any notice under, any material Contract to which such Buyer Party is a party or bound, (iv) result in the creation or imposition of any Lien upon any of the material property or material assets of such Buyer Party or (v) require the consent or approval of any Governmental Authority.

(b) There is no Litigation pending or, to the Buyer Parties’ Knowledge, threatened against any Buyer Party which would reasonably be expected to affect the legality, validity or enforceability of this Agreement or any other Transaction Document or prevent the performance of this Agreement or any Transaction Document or the consummation of the transactions contemplated hereby or thereby, or cause such transactions to be rescinded.

3.05 Brokers. No Buyer Party has incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby for which either Seller may be liable.

3.06 Financing. Buyer Parties have delivered to Sellers complete and correct copies of an executed debt commitment letter, and related term sheets and annexes thereto (collectively, the “Financing Commitment,” as each may be amended or replaced from time to time) from The Royal Bank of Canada (the “Buyer Lenders”) pursuant to which, and subject to the terms and conditions of which, the Buyer Lenders have committed to provide loans in the amounts described therein, the proceeds of which shall be used to consummate the Transactions contemplated hereby to be consummated by the Buyer Parties (the “Financing”). The Financing Commitment has not been amended or modified, and no amendment or modification is presently contemplated, and the respective obligations and commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. The obligations under the Financing Commitment are legal, valid, binding and enforceable obligations of Buyer Parent, and to the knowledge of Buyer Parties, the other parties thereto, to provide the Financing contemplated thereby subject only to the satisfaction or waiver of the conditions set forth therein and the Bankruptcy and Equity Exceptions. Assuming no breach by the Sellers of their representations and warranties under this Agreement and no breach or default by the Sellers of their obligations under this Agreement, in either case such that the conditions set forth in Article VII would fail to be satisfied, and based upon facts and events known by Buyer Parties, Buyer Parties have no reason to believe that any of the conditions in the Financing Commitment will not be satisfied, or that the full amount of the Financing will not be made available on a timely basis in order to consummate the Transactions. As of the date hereof, no Buyer Lender has notified any Buyer Party in writing or orally of its intention to terminate the Financing Commitment in any part or not to provide the Financing. As of the Closing Date, subject to the terms and conditions of the Financing Commitment and this Agreement and assuming the satisfaction of the conditions set forth in Article VII and Article VIII and the conditions set forth in the Financing Commitment, the net proceeds from the Financing (together with other cash resources of the Buyer Parties) will be sufficient, if funded, to consummate the Closing pursuant to Section 2.01 and to pay the amounts payable by Buyer Parties pursuant to Section 1.06 at the Closing (and pursuant to Section 1.08 on the dates specified therein), and to pay all fees and expenses to be paid by Borrower and Buyer Parties in connection with the transactions contemplated by this Agreement. There are no conditions precedent related to the funding of the full amount of the commitments under the Financing Commitment other than as expressly set forth in this Agreement or the Financing Commitment or the payment of fees payable pursuant to the fee letters with respect to the Financing Commitment.

3.07 Investment Representation. Buyer is acquiring the Retail Entity Equity Interests for its own account with the present intention of holding the Retail Entity Equity Interests for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Schedule, the Sellers hereby jointly and severally represent and warrant to the Buyer Parties the following:

4.01 Corporate Status of Holdings and Affirmative Services.

(a) Holdings is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Holdings has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now being conducted. Holdings is legally qualified to transact business as a foreign corporation in all jurisdictions where the nature of its properties and the conduct of its business as now conducted reasonably require such qualification, except where the failure to be so qualified would not reasonably be expected to be material.

(b) Affirmative Services is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas. Affirmative Services has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now being conducted. Affirmative Services is legally qualified to transact business as a foreign corporation in all jurisdictions where the nature of its properties and the conduct of its business as now conducted reasonably require such qualification, except where the failure to be so qualified would not reasonably be expected to be material.

4.02 Power and Authority. Each Seller has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party as contemplated hereunder, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. All acts or proceedings required to be taken by such Seller and its Board of Directors, and shareholders, with respect to USAgencies and Affirmative Services, to authorize the execution and delivery of this Agreement and all other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder, have been properly taken.

4.03 Enforceability. This Agreement and all other Transaction Documents to which each Seller is a party as contemplated hereunder have been duly authorized, executed and delivered by such Seller. Assuming the due and valid authorization, execution and delivery of this Agreement by the Buyer Parties and the due and valid authorization, execution and delivery of such other Transaction Documents by the other parties thereto, this Agreement and all such other Transaction Documents constitute the legal, valid and binding obligations of such Seller, enforceable against it in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exceptions.

4.04 Retail Entities.

(a) Section 4.04(a) of the Disclosure Schedule sets forth (i) the number of authorized shares or other equity interests, as applicable, of each class of each Retail Entity’s capital stock or other equity interests and (ii) the number of issued and outstanding shares or other equity interests, as applicable, of each class of each Retail Entity’s capital stock or other equity interests (“Retail Entity Equity Interests”). No Retail Entity Equity Interests are held in treasury. All of the Retail Entity Equity Interests have been duly authorized and validly issued and are fully paid and non-assessable, and were issued in compliance with all applicable state and federal securities Laws. Holdings or one of its direct or indirect Subsidiaries owns of record and beneficially all of the Retail Entity Equity Interests designated as being owned by it in Section 4.04(a) of the Disclosure Schedule, free and clear of all Taxes and Liens, other than Liens that will be released upon payment at Closing of the portion of the Estimated Cash Payment contemplated under Section 1.06(a). Neither Holdings nor any such Subsidiary is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Retail Entity Equity Interests. There are no outstanding rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that would reasonably be expected to require any Retail Entity to issue or sell any shares of its capital stock or other equity interest (or securities convertible into or exchangeable for shares of its capital stock or other equity interest). There are no outstanding phantom equity, profit participation, or similar rights with respect to any Retail Entity. No Retail Entity is obligated to redeem or otherwise acquire any of its outstanding shares of capital stock or other equity interests.

(b) Each Retail Entity is a corporation or limited liability company, as specified in Section 4.04(b) of the Disclosure Schedule, duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, as specified in Section 4.04(b) of the Disclosure Schedule. Each Retail Entity has all requisite corporate or limited liability company (as applicable) power and authority to own or lease its properties and assets and to carry on and engage in the Retail Business as such Retail Business is currently conducted. Each Retail Entity is legally qualified to transact business as a foreign limited liability company in all jurisdictions where the nature of its properties and the conduct of its business as now conducted reasonably require such qualification, except where the failure to be so qualified would not reasonably be expected to be material. Section 4.04(b) of the Disclosure Schedule lists the directors, managers and officers of each Retail Entity. Sellers have provided Buyer Parties access to correct and complete copies of the Organizational Documents (as amended to date) ), minute books (containing the records of meetings of the stockholders, members, board of directors and any committees thereof, and managers and any committees thereof), if any, and stock or other equity interest record books, if any, for each Retail Entity. No Retail Entity is in default under or in violation of any provision of its Organizational Documents. The minute books, if any, of the Retail Entities accurately and adequately reflect in all material respects all corporate or limited liability company action taken by their respective boards of directors or managers (including any committees thereof) and stockholders or members at a meeting or by written consent. The stock or other equity interest record books, if any, of the Retail Entities contain true and accurate records of each issuance, transfer, cancellation and/or redemption or repurchase of all of the equity interests of the Retail Entities.

4.05 Retail Subsidiaries; No Other Subsidiaries.

(a) Section 4.05(a) of the Disclosure Schedule sets forth (i) the number of authorized shares or other equity interests, as applicable, of each class of each Retail Subsidiary’s capital stock or other equity interests and (ii) the number of issued and outstanding shares or other equity interests of each class of each Retail Subsidiary’s capital stock or other equity interests (“Retail Subsidiary Equity Interests”). No Retail Subsidiary Equity Interests are held in treasury. All of the Retail Subsidiary Equity Interests have been duly authorized and validly issued and are fully paid and non-assessable, and were issued in compliance with all applicable state and federal securities Laws. Each of the Retail Entities owns of record and beneficially all of the Retail Subsidiary Equity Interests designated as being owned by it in Section 4.05(a) of the Disclosure Schedule, free and clear of all Taxes and Liens, other than Liens that will be released upon payment at Closing of the portion of the Estimated Cash Payment contemplated under Section 1.06(a). No Retail Entity is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Retail Subsidiary Equity Interests. There are no outstanding rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that would reasonably be expected to require any Retail Subsidiary to issue or sell any shares of its capital stock or other equity interest (or securities convertible into or exchangeable for shares of its capital stock or other equity interest). There are no outstanding phantom equity, profit participation, or similar rights with respect to any Retail Subsidiary. No Retail Subsidiary is obligated to redeem or otherwise acquire any of its outstanding shares of capital stock or other equity interests.

(b) Each Retail Subsidiary is a corporation or limited liability company, as specified in Section 4.05(b) of the Disclosure Schedule, duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, as specified in Section 4.05(b) of the Disclosure Schedule. Each Retail Subsidiary has all requisite corporate or limited liability company (as applicable) power and authority to own or lease its properties and assets and to carry on and engage in the Retail Business. Each Retail Subsidiary is legally qualified to transact business as a foreign limited liability company in all jurisdictions where the nature of its properties and the conduct of its business as now conducted reasonably require such qualification. Section 4.05(b) of the Disclosure Schedule lists the directors, managers and officers of each Retail Subsidiary. Sellers have provided Buyer Parties access to correct and complete copies of the Organizational Documents (as amended to date), minute books (containing the records of meetings of the stockholders, members, board of directors and any committees thereof, and managers and any committees thereof), if any, and stock or other equity interest record books, if any, for each Retail Subsidiary. No Retail Subsidiary is in default under or in violation of any provision of its Organizational Documents. The minute books of the Retail Subsidiaries, if any, accurately and adequately reflect in all material respects all corporate or limited liability company action taken by their respective board of directors or managers (including any committees thereof) and stockholders or members at a meeting or by written consent. The stock or other equity interest record books of the Retail Subsidiaries, if any, contain true and accurate records of each issuance, transfer, cancellation and/or redemption or repurchase of all of the equity interests of the Retail Subsidiaries.

(c) No Retail Entity (except for the ownership of the Retail Subsidiaries) or any Retail Subsidiary owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.

4.06 No Violation; Consents and Approvals; Litigation Concerning Transaction.

(a) The execution and delivery of this Agreement by each Seller, and all other Transaction Documents to which such Seller is a party, and the consummation by it of the transactions contemplated hereby and thereby, will not (i) violate any provision of the Organizational Documents of such Seller or its Subsidiaries, (ii) violate any Law or Order applicable to, binding upon or enforceable against such Seller, (iii) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, or require any notice under, any Material Contract, (iv) result in the creation or imposition of any Lien upon or with respect to any of the Retail Entity Equity Interests or any of the property or material assets of the Acquired Retail Group Members or any of the Purchased Assets or (v) require the consent or approval of any Governmental Authority.

(b) There is no Litigation pending or, to the Sellers’ Knowledge, threatened against any Seller or any of their Subsidiaries, which would reasonably be expected to prevent the performance of this Agreement or any other Transaction Document or the consummation of any of the transactions contemplated hereby and thereby, declare unlawful the transactions contemplated hereby and thereby, or cause such transactions to be rescinded.

4.07 Financial Information. Attached as Section 4.07 of the Disclosure Schedule are copies of (a) an unaudited pro forma income statement of the Retail Group Members on a Stand

Alone Basis for the fiscal year ended December 31, 2011 and an unaudited pro forma balance sheet and income statement of the Retail Group Members on a Stand Alone Basis as of and for the fiscal year ended December 31, 2012 (the “Year-End Financial Statements”) and (b) the interim unaudited pro forma income statement of the Retail Group Members on a Stand Alone Basis for the six-month period ended June 30, 2012, and an interim unaudited pro forma balance sheet and income statement of the Retail Group Members on a Stand Alone Basis as of and for the six-month period ending June 30, 2013 (the “Interim Financial Statements” and collectively with the Year-End Financial Statements, the “Financial Statements”). The Financial Statements fairly present in all material respects the financial position of the Retail Group Members on a Stand Alone Basis at each of the balance sheet dates and the results of operations of the Retail Group Members on a Stand Alone Basis for each of the periods covered thereby, are consistent with the books and records of the Retail Group Members (which books and records are correct and complete in all material respects). The Financial Statements have been prepared in accordance with GAAP (except that the Interim Financial Statements do not reflect year-end adjustments (which will not be material individually or in the aggregate) and none of the Financial Statements contain footnote disclosures and other presentation items (with the exception of a description of the basis of presentation and a summary of significant accounting policies. The phrase “Retail Group Members on a Stand Alone Basis” shall mean the Retail Group Members taken as a whole and as if they were a single, independent and self-sufficient operating unit, after taking into account the Pre-Closing Transactions (but including the Purchased Assets and Assumed Liabilities).

4.08 Absence of Certain Developments. Except as contemplated or permitted by this Agreement, since the date of the Interim Financial Statements, there has not occurred any change or event that has resulted, or would reasonably be expected to result, in a Material Adverse Effect on any Retail Group Member, and the Retail Group Members have engaged in the Retail Business in all material respects in the Ordinary Course of Business. Since the date of the Interim Financial Statements, no Retail Group Member or, with respect to engaging in the Retail Business, Holdings or any of its other Subsidiaries:

(a) has sold, leased, transferred, or assigned any material portion of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(b) has entered into any Contract or series of Contracts involving an annual expense of more than $100,000 or a lifetime expense of more than $150,000;

(c) has accelerated, terminated, modified, or cancelled any Contract or series of Contracts involving more than $100,000;

(d) has imposed any Liens, other than Permitted Liens, upon any of its assets, tangible or intangible;

(e) has made any capital expenditure (or series of related capital expenditures) either involving more than $100,000;

(f) has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $200,000;

(g) has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money;

(h) has delayed or postponed the payment of any material accounts payable and any other material liabilities outside the Ordinary Course of Business;

(i) has entered into any Contract to make an acquisition (whether by merger, acquisition of stock or assets, or otherwise) of any business or line of business;

(j) has made any change in the Organizational Documents of any Retail Group Member;

(k) has granted any material increase in the base compensation of any of the Retail Employees outside the Ordinary Course of Business;

(l) has implemented any employee layoffs that would implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, local, or non-U.S. law, regulation, or ordinance (collectively the “WARN Act”) (other than as a result of Buyer Parties’ failure to comply with Section 5.13);

(m) has adopted or terminated or materially amended or modified any Seller Benefit Plan;

(n) has settled or compromised, or agreed to settle or compromise, any material Litigation, whether administrative, civil or criminal, in law or in equity, or before any Governmental Authority, in each case which either requires payment in excess of $250,000 for any individual proceeding or which imposes any material non-economic sanctions or obligations prospectively against any such entity;

(o) has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (except for distributions of unrestricted cash which would not reasonably be expected to cause a Working Capital Deficit) or redeemed, purchased, or otherwise acquired any of its capital stock;

(p) has experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(q) has made or changed any material Tax election (including an election or other action to change the Tax status of any such entity as a corporation, partnership or disregarded entity), changed or adopted any Tax accounting period or material Tax accounting method, filed any amended material Tax Return, entered into any Tax closing agreement, settled any material Tax claim or assessment, surrendered any right to claim a material refund of Taxes, consented to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; or

(r) has committed to do any of the foregoing.

4.09 Litigation. There is no Litigation pending or, to the Sellers’ Knowledge, threatened against (i) any Retail Group Member or (ii) Holdings or any of its other Subsidiaries which, in the case of this clause (ii), if adversely determined would reasonably be expected to have a material effect on any Acquired Retail Group Member. No Retail Group Member is subject to any material outstanding Order, and neither Holdings nor any of its other Subsidiaries is subject to any material outstanding Order that relates specifically to the Retail Group or engaging in the Retail Business.

4.10 Environmental Matters.

(a) Each Retail Group Member and, with respect to engaging in the Retail Business, each of Holdings and its other Subsidiaries: (i) is in material compliance with all Environmental Laws and permits required under Environmental Laws, (ii) possesses all material permits required under Environmental Laws which are required for the occupation of its facilities and the operation of its business, (iii) has not, within the past three (3) years, received any notice of a material violation of Environmental Laws or any material liability arising under Environmental Laws or any investigation, remediation or corrective obligation. There is no Litigation pending against any Retail Group Member or, with respect to engaging in the Retail Business, Holdings or any of its other Subsidiaries, that relates to an actual or alleged violation of Environmental Laws or a material liability arising under Environmental Laws. To the Knowledge of Sellers, no material quantities or concentrations of Hazardous Substances have been released, discharged, spilled, omitted, disposed, discarded or dumped on the Leased Real Property in violation of Environmental Laws.

(b) Notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in this Section 4.10 constitute the sole and exclusive representations and warranties of the Sellers with respect to matters directly or indirectly relating to, or arising out of any Environmental Laws.

4.11 Title to Assets; Retail Business.

(a) The Retail Group Members have good title to, or a valid leasehold interest in, free and clear of all Liens other than Permitted Liens, the properties and assets used by them, located on their premises, or shown on the Latest Balance Sheet or acquired after the date thereof, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Interim Financial Statements.

(b) The assets and properties owned or leased by the Retail Group Members (other than the Excluded Assets) and the assets and properties of Affirmatives Services that constitute Purchased Assets, together with the assets and properties to be used by Holdings and its other Subsidiaries to provide the services contemplated under the Transition Services Agreement, constitute all of the assets and properties used by Holdings and its Subsidiaries in engaging in the Retail Business as currently conducted.

(c) Holdings and its Subsidiaries sell insurance policies in the conduct of the Retail Insurance Business solely through the Retail Group Members and solely as insurance agents or brokers.

4.12 Compliance with Laws. Each Retail Group Member and, with respect to engaging in the Retail Business, each of Holdings and its other Subsidiaries, has complied with all insurance Laws, all wage and hour and other material labor Laws, and all other material applicable Laws. Since January 1, 2011, no Retail Group Member or, with respect to engaging in the Retail Business, Holdings or any of its other Subsidiaries has received notice of any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand that has been filed or commenced against it alleging any failure to so comply.

4.13 Labor and Employment Matters.

(a) Holdings has provided a Buyer with a true and correct list of the employees of each Retail Group Member and the employees of Holdings and each of its Subsidiaries who perform services primarily for the Retail Group Members (in the case of USAgencies, those employees who perform services primarily with respect to the Purchased Assets) (the “Retail Employees”), including each Retail Employee’s name, title or position, compensation (including bonuses, commissions, deferred compensation and benefits) for the calendar year ending December 31, 2012, and present annual base compensation.

(b) Except as described on Section 4.13(b) of the Disclosure Schedule, all of the Retail Employees are “at will” employees, and, neither Holdings nor any of its Subsidiaries has entered into any agreement or has any obligation to make any severance or other payment to any Retail Employee by reason of the transactions contemplated by this Agreement. No Retail Employee has any right to receive bonus compensation attributable in whole or in part to services performed on or prior to the date hereof.

(c) All persons providing services for the Retail Business who are classified by Holdings or its Subsidiaries as an “independent contractor” have satisfied the requirements of law to be classified by such entity as non-employees, and such entity has fully and accurately reported such Persons’ compensation on IRS Forms 1099 when required to do so. No Retail Group Member has any direct or indirect liability, whether absolute or contingent, with respect to any misclassification of any Person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(d) With regard to the Retail Employees (a) neither Holdings nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, (b) none of the Retail Employees is represented by any labor organization and, to the Knowledge of the Sellers, there is currently no organized effort by any labor union to organize any of the Retail Employees into one (1) or more collective bargaining units, and (c) neither Holdings nor any of its Subsidiaries has experienced any strike, claim of unfair labor practices, or other collective bargaining dispute during the past five years and none are pending or, to the Knowledge of the Sellers, threatened.

(e) There have been no employee layoffs with respect to Holdings and its Subsidiaries within six (6) months prior to the Closing Date that have implicated the WARN Act.

(f) There are no material complaints, charges or claims against a Retail Group Member or, with respect to engaging in the Retail Business, Holdings or any of its other Subsidiaries, pending or, to the Knowledge of the Sellers, threatened to be brought or filed, with any Governmental Authority or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ any individual by such entity.

(g) Sellers have provided Buyer Parties access to a true, correct and complete copy of the employee handbook (“Employee Handbook”). The Employee Handbook reflects in all material respects the benefits and policies generally applicable to the Retail Employees. The Employee Handbook has been delivered to each Retail Employee, and each such employee has acknowledged in writing the receipt of the Employee Handbook.

4.14 Employee Benefit Plans.

(a) Section 4.14 of the Disclosure Schedule sets forth a list of all material employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, employment, consulting, severance, deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock, health or other medical, dental, cafeteria, life, disability or other insurance plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by the Seller or its Subsidiaries for the benefit of the Retail Employees (collectively the “Seller Benefit Plans”).

(b) Each of the Seller Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received either a favorable determination letter from the Internal Revenue Service (“IRS”) or is a prototype plan that has received a favorable opinion letter from the IRS, and, to the Knowledge of Seller, no event has occurred and no condition exists with respect to the form or operation of such Seller Benefit Plans that would cause the loss of such qualification. The Seller Benefit Plans comply in form and in operation, in all material respects, with the requirements of the Code, ERISA and all applicable Laws.

(c) With respect to the Seller Benefit Plans and the Retail Employees, all required contributions have been made or properly accrued, in all material respects.

(d) Each Seller, its Subsidiaries and any entity that would be considered affiliated with such Seller or its Subsidiaries under Section 414 of the Code (“ERISA Affiliate”) do not currently maintain, and are not required currently to contribute to or otherwise participate in, and do not have any liability with respect to any defined benefit pension plan or any plan, program or arrangement subject to Title IV of ERISA. Employees of each Seller, its Subsidiaries and their ERISA Affiliates do not participate in, or have any liability with respect to any Multiemployer Plan (as defined in Section 3(37) of ERISA).

(e) Each Seller, its Subsidiaries and their ERISA Affiliates have not incurred, and are not reasonably likely to incur material liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. No post-retirement medical or life insurance benefit obligations exist with respect to Retail Employees or former employees of the Retail Business.

4.15 Tax Matters.

(a) Each Retail Group Member has filed, or has had filed on its behalf, on a timely basis (taking into account any extensions of time to file that have been duly perfected) all federal Income Tax Returns and all other material Tax Returns that are required to be filed on or prior to the Closing Date with respect to its income, assets, properties, activities or operations, whether separately or as a member of a group, pursuant to all Laws. All such Tax Returns are true, correct and complete in all material respects. The Sellers have made available to the Buyer Parties complete and correct copies of, and Section 4.15(a) of the Disclosure Schedule contains a complete and accurate list of (i) all federal income and all other material Tax Returns filed for the past four years, and (ii) any information document request, notice of proposed deficiency, deficiency notice, protest, petition, closing agreement, settlement agreement, pending ruling request or other material documents of a similar nature that, in any such case, was submitted, received, or agreed to by or with respect to each Retail Group Member and relates to a federal income tax or other material Tax imposed on such Retail Group Member or with respect to its income, assets, properties or operations, for the past four years.

(b) All material Taxes in respect of taxable periods of each Retail Group Member ending on or before the Closing Date (“Pre-Closing Tax Periods”) (i) if due and payable, have been timely paid, (ii) if not yet due and payable, have an adequate reserve established therefor in accordance with GAAP on the Financial Statements, or (iii) are being contested in good faith by such Retail Group Member pursuant to appropriate proceedings which are being diligently pursued, and adequate reserve therefor has been established in accordance with GAAP as set forth on the Financial Statements. All Taxes shown as due on all Tax Returns filed before the Closing Date in respect of Pre-Closing Tax Periods have been timely paid.

(c) Neither Holdings nor any Retail Group Member has given waivers or extensions of any statute of limitations relating to the payment of Taxes of the Retail Group Members or for which any of the Retail Group Members may be liable. No power of attorney is currently in effect with respect to any Tax of any Retail Group Member. Section 4.15(c) of the Disclosure Schedule contains a complete and accurate list of all audits of Tax Returns of each Retail Group Member for the past four years, including a reasonably detailed description of the status, nature and, if completed, outcome of each audit. To the Knowledge of the Sellers, (i) no Tax Returns relating to any of the Retail Group Members is currently under audit or examination by any Taxing Authority, and (ii) no written or unwritten notice of such an audit or examination has been received by Holdings or any Retail Group Member. All deficiencies proposed as a result of any completed audits have been paid or settled, or are set forth in the books of any of the Retail Group Members and reflected on the Financial Statements.

(d) There are no Liens for material Taxes, other than for Taxes not yet due and payable or which are being contested in good faith and as to which adequate reserves have been established and disclosed in Section 4.15(d) of the Disclosure Schedule, which encumber or affect any of the assets or properties of any Retail Group Member. No material property of any Retail Group Member is “tax exempt use property” within the meaning of Section 168(h) of the

Code. To the Knowledge of the Sellers, no Person providing services to any of the Retail Group Members who, for any taxable year or taxable period for which the applicable statute of limitations has not yet expired, was or is being treated by any Retail Group Member as an independent contractor for Tax purposes, was or is required to have been classified as an employee for Tax purposes. All Taxes that each Retail Group Member was required by any Laws to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Taxing Authority or other Person.

(e) There is no adjustment under Section 481 of the Code or any comparable provision of state, local or foreign Tax law that would require any of the Retail Group Members to include in a taxable period ending after the Closing Date any material taxable income attributable to cash or other property that was received, but was not, or will not be, included as income in a Pre-Closing Tax Period.

(f) None of the Retail Group Members has been a member of an affiliated group filing a consolidated Federal income Tax Return (or any similar group defined under a similar provision of state, local or foreign Law), other than a group the common parent of which was Holdings, for any taxable period for which the applicable statute of limitations has not expired. No Retail Group Member is currently or has been a party to or bound by any tax allocation, tax sharing, tax indemnity, tax reimbursement or similar agreement, arrangement or practice with respect to any Income Tax or any other material Tax (including any advance pricing arrangement, closing agreement or other agreement with any Taxing Authority relating to any Tax) other than office space leases and leases for office equipment entered into in the Ordinary Course of Business containing customary Tax allocation or gross-up provisions. As of the Closing Date, no amount paid or payable under this Agreement, any agreement referred to herein, or any existing obligation of any of the Retail Group Members (whether in cash, in property, or in the form of benefits) by or on behalf of any Retail Group Member or the Buyer Parties in connection with the Transactions contemplated by this Agreement (either solely as a result thereof or as a result of such Transactions in conjunction with any other event), whether before, on, or after the Closing Date, will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) An election was made under Treasury Regulation Section 301.7701-3(c) with respect to each of LIFCO, Driver’s Choice, and InsureOne in connection with its formation to cause it to be classified as an association treated as a corporation for federal tax purposes.

(h) None of the Retail Group Members was, at any time during the period with respect to either Seller specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(i) None of the Retail Group Members has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for nontaxable treatment under Section 355 of the Code (A) at any time during the two-year period ending immediately prior to the date of this Agreement or (B) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions contemplated by this Agreement.

(j) No Retail Group Member will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (a) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (b) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (c) installment sale or open transaction disposition made on or prior to the Closing Date or (d) election under Section 108(i) of the Code.

(k) No Retail Group Member has engaged in any “reportable transaction” as defined in (i) Section 6707A(c)(1) of the Code and as identified by IRS guidance under that provision or (ii) any similar provision of applicable state or local Tax laws and as identified in rules and regulations thereunder

4.16 Insurance. Section 4.16 of the Disclosure Schedule lists each errors and omissions insurance policy, employment practices liability insurance policy and each other material insurance policy maintained by or for the benefit of any Retail Group Member for the last two years (five years with respect to errors and omissions insurance), including the name of the insurer, policyholder, policy number and period of coverage thereof (the “Insurance Policies”). With respect to each current Insurance Policy covering the Acquired Retail Group Members: (a) the policy is legal, valid, binding, enforceable obligation of Holdings or the Subsidiary that is party to the policy, and is in full force and effect in all material respects; (b) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects on identical terms, immediately following the consummation of the transactions contemplated hereby; (c) neither Holdings or the Subsidiary that is party to the policy, nor to the Sellers’ Knowledge, any other party to the policy, has repudiated any provision thereof or is in material breach or material default thereof (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (d) neither Holdings or the Subsidiary that is party to the policy, nor to the Sellers’ Knowledge, the issuer of the policy, has repudiated any provision thereof.

4.17 Insurance Licenses. Section 4.17 of the Disclosure Schedule contains a list of all insurance agent, broker and other insurance and professional licenses, certificates of authority, permits, and other authorizations held by each Retail Group Member (with respect to USAgencies, in connection with engaging in the Retail Business) and each Retail Employee (collectively, “Insurance Licenses”). No Retail Group Member or Retail Employee is required by applicable Law to have any other material licenses, certificates of authority, permits, and other authorizations to engage in the Retail Business. The Sellers have provided Buyer Parties access to true and complete copies of all Insurance Licenses as are currently in effect. All Insurance Licenses are valid and in good standing and are in full force and effect, except as otherwise noted on Section 4.17 of the Disclosure Schedule. There is no material default or violation, and no event has occurred which, with notice or the lapse of time, would constitute a material default or violation, of any term, condition or provision of any Insurance License and, to the Knowledge of Sellers, there are no facts or circumstances which could form the basis for any such default or violation. There is no Litigation pending or, to the Knowledge of Sellers, expressly threatened, relating to the suspension, revocation or modification of any Insurance License.

4.18 Material Contracts.

(a) Section 4.18 of the Disclosure Schedule sets forth a list of all Contracts, including all amendments and supplements thereto, to which (x) any Acquired Retail Group Member, (y) USAgencies (with respect to the Purchased Assets), or (z) Holdings or any of its other Subsidiaries (with respect to engaging in the Retail Business) is a party or by which any such entity is bound, meeting any of the descriptions set forth below (collectively referred to herein as the “Material Contracts”):

(i) Contracts relating to any business acquisition within the last five (5) years, having a purchase price in excess of $500,000;

(ii) collective bargaining agreements with any labor union;

(iii) Contracts for the employment of any current officer, individual employee or other person on a full-time or consulting basis (A) with annual required payments in excess of $75,000, (B) that provide post - termination or severance payments or benefits, or (C) that cannot be cancelled without more than 30 days’ notice;

(iv) Contracts of guaranty, surety or indemnification, direct or indirect, where the maximum exposure of such Contract is at least $100,000;

(v) Contracts or series of Contracts either (i) involving annual income or expense of more than $100,000 or lifetime income or expense of more than $250,000 or (ii) outside the Ordinary Course of Business.

(vi) software licenses involving annual compensation in excess of $50,000 (other than “off the shelf” software);

(vii) Contracts which require any Retail Group Member to refrain from competing with or soliciting the Clients, of another Person, or from otherwise freely engaging in the Retail Business anywhere in the world;

(viii) Contracts with other brokers, producers, sub-producers, sale agents or other intermediaries or under which a Retail Group Member pays or shares any commissions;

(ix) Contracts with any Material Carrier;

(x) Contracts with a Client for providing Retail Business services to or on behalf of any Client providing for fees and/or commissions in excess of $50,000 annually;

(xi) Contracts forming a partnership, strategic alliance, or joint venture;

(xii) Contracts creating, incurring, or assuming any indebtedness for borrowed money, or under which a Lien has been imposed on any of assets of a Retail Group Member;

(xiii) Contracts with any manager, member or Affiliate of any Seller; Contracts providing for future payments that are conditioned, in whole or in part, on a change in control of any Retail Group Member or a sale of such Retail Group Member’s business assets;

(xiv) Contracts for the sale of any of the assets of any Retail Group Member, other than in the Ordinary Course of Business, or for the grant to any Person of any preferential rights to purchase any assets; and

(xv) Other Contracts under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect on any Retail Group Member.

(b) The Sellers have given Buyer Parties access to a true and correct copy of all written Material Contracts. With respect to each written Material Contract: (a) the Contract is the legal, valid, binding, enforceable obligation of Holdings or the Subsidiary that is a party thereto, and in full force and effect in all material respects; (b) the Contract will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects on identical terms, immediately following the consummation of the transactions contemplated hereby; and (c) neither Holdings or the Subsidiary that is party to the Contract, nor to the Sellers’ Knowledge, any other party to the Contract, has repudiated any provision thereof or is in breach or default thereof, and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the Contract.

4.19 Intellectual Property.

(a) Section 4.19(a) of the Disclosure Schedule sets forth a list or description, as the case may be, of the following Intellectual Property that is owned or, to the extent such Intellectual Property is material (and not replaceable for minimal cost) to engaging in the Retail Business, used or licensed by each Acquired Retail Group Member, or by USAgencies in connection with engaging in the Retail Business, or by Holdings or any of its other Subsidiaries in connection with engaging in the Retail Business: (i) all issued Patents and pending Patent applications, registered Marks, pending applications for registration of Marks, unregistered Marks that are material to the Retail Business, trade names, registered Copyrights, Internet domain names, and the record owner, registration or application date, serial or registration number, and jurisdiction of such registration or application of each such item of Intellectual Property, (ii) all proprietary Software developed by or for such entity and (iii) any Software not exclusively owned by such entity and incorporated, embedded, bundled or utilized with any Software listed in clause (ii) above (except for commercially available software and so-called “shrink wrap” software licensed to such Seller on reasonable terms through commercial distributors or in consumer retail stores for a license fee of no more than $10,000).

(b) Each Retail Group Member, Holdings and each of its other Subsidiaries, as applicable, is the owner of or has a valid and enforceable right to use the Intellectual Property listed on Section 4.19(a) of the Disclosure Schedule, free and clear of all Liens. The Intellectual Property listed on Section 4.19(a) of the Disclosure Schedule along with any Intellectual Property used or provided pursuant to the Transition Services Agreement includes all of the Intellectual Property necessary and sufficient to enable Retail Group Members to engage in the Retail Business as currently being conducted as of the Closing Date.

(c) No Retail Group Member or, with respect to engaging in the Retail Business, Holdings or any of its other Subsidiaries (as applicable) (i) has licensed or provided to any Third Party, or otherwise permitted any Third Party to access or use, any source code or related materials for any Software developed by or for such entity, or (ii) is a party to any source code escrow contract or any other contract (or a party to any contract obligating such entity to enter into a source code escrow contract or other contract) requiring the deposit of source code or related materials for any such Software. Except as set forth on Section 4.19(a) of the Disclosure Schedule, no such entity has incorporated any “open source,” “freeware,” “shareware” or other Software having similar licensing or distribution models (“Open Source”) in, or used any Open Source in connection with, any Software developed, licensed, distributed or otherwise exploited by such entity.

(d) During the three years prior to the Closing Date, no Retail Group Member or, with respect to engaging in the Retail Business, Holdings or any of its other Subsidiaries, has received any written notice of any infringement, misappropriation, or violation by any such entity of any rights of any Third Party with respect to any Intellectual Property listed on Section 4.19(a) of the Disclosure Schedule, and to the Knowledge of the Sellers, there are no claims challenging the ownership, use, validity or enforceability of any Intellectual Property listed on Section 4.19(a) of the Disclosure Schedule as being owned, used or held for use by such entity that would reasonably be expected to be material to the Retail Business of the Sellers. No Seller has Knowledge (i) of any third-party use of any Intellectual Property listed on Section 4.19(a) of the Disclosure Schedule as being owned, used or held for use by such entity, (ii) that any third-party has a right to use any such Intellectual Property, or (iii) that any Third Party is infringing, misappropriating, or otherwise violating (or has infringed, misappropriated or violated) any such Intellectual Property.

(e) To the Knowledge of Sellers, no Retail Group Member or, with respect to engaging in the Retail Business, Holdings or any of its other Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any third parties.

4.20 Material Carriers. Section 4.20 of the Disclosure Schedule sets forth the top ten (10) insurance carriers in the aggregate, for all of the Retail Group Members, collectively (by annual premiums for the calendar year ending December 31, 2012 and the twelve-month period ending June 30, 2013 (“Material Carriers”). Since June 30, 2013 and except as set forth on Section 4.20 of the Disclosure Schedule, (a) no Material Carrier has terminated its relationship with the such Retail Group Member or materially and adversely changed the commission rate or the amount of its business with such Retail Group Member, (b) no Material Carrier has notified such Retail Group Member that it intends to terminate or materially and adversely change the commission rate of its business with such Retail Group Member, and (c) to the Knowledge of the Sellers, no Material Carrier intends to take any such action.

4.21 Real Property.

(a) The real property leased by Property pursuant to the leases described on Section 4.21(a) of the Disclosure Schedule (the “Leased Real Property”) constitutes all of the real property leased, used, occupied or currently held for use by Holdings or any of its Subsidiaries primarily or exclusively for the purpose of engaging in the Retail Business. Section 4.21(a) of the Disclosure Schedule sets forth, with respect to each of the Leased Real Properties, the name of the Third Party lessor or lessee, the address of the leased premises, the name of the Retail Group Member (or its Affiliate) that occupies such premises, and the date of the pertinent lease or sublease.

(b) Except for the Excluded Leases (which shall be transferred prior to Closing), no Retail Group Member leases any real property other than the Leased Real Property.

(c) Sellers have made available to Buyer Parties true, correct and complete (in all material respects) copies of the leases relating to the Leased Real Property, together with all amendments, modifications or supplements, if any, thereto (“Real Property Leases”). Property has a valid, binding and enforceable leasehold interest under each of the Real Property Leases, free and clear of all Liens in Property’s interest therein other than Permitted Liens, and the Real Property Leases are in full force and effect, subject to proper authorization and execution of such lease by the other party and the application of any Bankruptcy and Equity Exceptions;

(d) Property is not in default beyond applicable notice and cure periods in any material respect under any of the Real Property Leases.

(e) No Retail Group Member owns any real property.

4.22 Fiduciary Funds. The cash, cash equivalents and accounts receivable (net of commissions) of each Retail Group Member (with respect to USAgencies, that are included in the Purchased Assets) are sufficient to satisfy all premium trust requirements to which such Retail Group Member is subject (with respect to USAgencies, that are included in the Assumed Liabilities), and are properly maintained in accounts that satisfy applicable Law.

4.23 Accounts Receivable. All accounts receivable of each Retail Group Member (with respect to USAgencies that are included in the Purchased Assets) are valid receivables, except for any such receivable finally determined otherwise in connection with the calculation of the Cash Payment under Section 1.07(a).

4.24 Bank Accounts. Section 4.24 of the Disclosure Schedule lists all banks or other financial institutions with which each Acquired Retail Group Member has an account (including premium trust accounts) or maintains a safe deposit box, together with the account numbers and names of the Persons authorized as signatories with respect thereto.

4.25 Powers of Attorney. There are no outstanding material powers of attorney executed on behalf of any Acquired Retail Group Member.

4.26 Related Party Transactions. Section 4.26 of the Disclosure Schedule describes material intercompany or affiliated services provided to or on behalf of (i) any Retail Group Member by Holdings or any of its other Subsidiaries other than those to be provided under the Transition Services Agreement, or (ii) Holdings or any of its other Subsidiaries by any Retail Group Member, at any time during the six (6) month period prior to the Closing.

4.27 Certain Payments. No Retail Group Member or, to the Knowledge of the Sellers, any other manager, officer, agent or employee of any Retail Group Member, or any other Person associated with or acting for or on behalf of any Retail Group Member, has directly or indirectly (a) made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any Retail Group Member, (b) unlawfully established or maintained any fund or asset that has not been recorded in the books and records of any Retail Group Member or (c) engaged in any illegal business practices, including engaging in any “bid rigging” or “steering” activities.

4.28 Debt; Undisclosed Liabilities; Guaranties.

(a) Other than the Seller Senior Credit Agreement, none of the Retail Group Members have any liability or obligation for any Funded Debt, other than the liabilities and obligations that will be released upon payment of the Payoff Amount. The LIFCO Indebtedness has been paid in full.

(b) None of the Retail Group Members have any liabilities, whether they are known or unknown, arising out of, or with respect to any professional acts, errors or omissions of such Retail Group Member or any of its employees occurring prior to the Closing.

(c) None of the Retail Group Members have any other liabilities that would be required to be disclosed under GAAP arising out of transactions entered into prior to the Closing, or any action or inaction prior to the Closing, or any state of facts existing prior to the Closing, including Taxes with respect to or based upon transactions or events occurring before the Closing, except (i) liabilities reflected on the Latest Balance Sheet, (ii) liabilities which have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business or otherwise in accordance with the terms and conditions of this Agreement (none of which is a material liability for breach of contract, breach of warranty, tort or infringement or a claim or lawsuit, (iii) liabilities identified on Section 4.28(c) of the Disclosure Schedule, and (iv) in the case of USAgencies, the Excluded Liabilities.

(d) No Acquired Retail Group Member is a guarantor or liable for, or otherwise obligated to make whole or indemnify against, any liability or obligation of any other Person, including, without limitation, any Contract which provides that, when client losses exceed a specified amount, such Acquired Retail Group Member is obligated to assume, directly or indirectly, or to reimburse a portion of, said losses.

4.29 Telephone Numbers. Section 4.29 of the Disclosure Schedule lists all telephone and facsimile numbers of the Retail Group Members and, except for the phone numbers listed on Schedule 6.09(c), such numbers are owned by an Acquired Retail Group Member or are included in the Purchased Assets.

4.30 No Brokers. Except with respect to Macquarie Capital, no Seller or any of its Subsidiaries has incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby. For the sake of clarity, no Buyer or any of its Affiliates shall be liable for any portion of the Macquarie Capital fees, commissions or similar compensation.

4.31 Fair Consideration; No Fraudulent Conveyance. The sale of Retail Entity Equity Interests and the Purchased Assets pursuant to the terms and conditions of this Agreement (a) represent fair and reasonable terms and conditions, including the amount of the consideration payable by the Buyer Parties hereunder and (b) constitute the highest and best offer reasonably obtainable by the Sellers. The Purchase Price (including, without limitation, the Cash Payment) and other consideration provided by the Buyer Parties hereunder constitute reasonably equivalent value and fair consideration for the sale of Retail Entity Equity Interests and the Purchased Assets. Each Seller is currently Solvent and will continue to be Solvent both immediately prior to and following the Closing and, will not be rendered insolvent by the sale, transfer and assignment of the Purchased Assets pursuant to the terms of this Agreement. None of the Sellers is entering into this Agreement or any of the other agreements referenced in this Agreement with the intent to defraud, delay or hinder any of their respective present or future creditors, and the consummation of the Transactions contemplated by this Agreement and the other Transaction Documents will not have any such effect. The transactions contemplated in this Agreement or any of the other Transaction Documents will not constitute a fraudulent conveyance or otherwise give rise to any right of any creditor of any Seller to any of the Retail Entity Equity Interests or Purchased Assets after the Closing. For purposes of this Agreement, “Solvent” means that, as of the applicable date of determination, each Seller (i) is able to pay its debts as they become due; (ii) owns property which has a fair saleable value greater than the sum of all its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) has adequate capital to carry on its businesses.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, NEITHER THE SELLERS NOR ANY OTHER PERSON MAKES ANY REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO THE RETAIL GROUP MEMBERS, OR THEIR SUBSIDIARIES OR THEIR BUSINESS, OPERATIONS, ASSETS, STOCK, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS. EACH BUYER HEREBY EXPRESSLY WAIVES ANY CLAIMS AND CAUSES OF ACTION AND ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE IN EACH CASE RELATING TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYER PARTIES AND THEIR RESPECTIVE REPRESENTATIVES BY OR ON BEHALF OF THE SELLERS. WITHOUT LIMITING THE FOREGOING, NEITHER THE SELLERS NOR ANY OTHER PERSON IS MAKING ANY REPRESENTATION

OR WARRANTY TO THE BUYER WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF THE RETAIL BUSINESS.

ARTICLE V

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing (or earlier termination of this Agreement pursuant to the terms hereof) or such other express period set forth below:

5.01 Closing Conditions. Each of the Parties shall, as promptly as practicable, use its commercially reasonable efforts to take, or cause to be taken, all actions necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby, including satisfaction (but not waiver) of conditions set forth in Article VII and Article VIII.

5.02 Third Party Notices and Consents.

(a) At their sole cost and expense, Sellers shall, as promptly as practicable, provide or cause to be provided, all notices and use their commercially reasonable efforts to obtain or cause to be obtained, all Third Party authorizations, consents and approvals referred to in Schedule 5.02(a).

(b) Buyer Parties shall, as promptly as practicable, provide or cause to be provided all notices and use their commercially reasonable efforts to obtain or cause to be obtained, all Third Party authorizations, consents and approvals referred to in Schedule 5.02(b).

(c) Each of the Parties shall cooperate in all reasonable respects with the other Parties in promptly giving all such notices and obtaining all such permits, authorizations, consents, Orders and approvals. Notwithstanding the foregoing, except as expressly set forth herein, no Party shall be required to make payments, commence litigation or agree to modifications of the terms and conditions of any Contracts. The Parties shall not take any willful action that is reasonably likely to have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals.

(d) In order to permit the release of any Real Property Lease guaranties currently provided by Holdings or any of its Subsidiaries that is not an Acquired Retail Group Member, Buyer shall, if required by the pertinent landlord, provide a guaranty containing reasonable and customary terms, effective only upon the Closing, of Property’s obligations under such Real Property Lease.

5.03 Regulatory Filings.

(a) Each of the Parties shall use its commercially reasonable efforts to (i) as promptly as practicable, obtain from any Governmental Authority any consent, approval,

authorization, declaration, waiver, license, franchise, permit, certificate or Order required to be obtained or made by such Party or any Retail Group Member (including those items set forth on Schedule 5.02(a) or 5.02(b)), or to avoid any Litigation by any Governmental Authority, in each case in connection with the authorization, execution and delivery of this Agreement and all other Transaction Documents and the consummation of the transactions contemplated herein and therein and (ii) as promptly as practicable, make (if not already made) all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law, including the Hart-Scott-Rodino Act and any other antitrust Laws; provided, however, that the Buyer Parties and the Sellers shall cooperate with each other in connection with the making of all such filings, including providing copies of all such non-proprietary documents to the non-filing Party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Each Party shall promptly furnish to the other all information required for any application or other filing to be made by the other pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each Party agrees to make, and to cause its Affiliates to make (if not already made), any necessary filings under the Hart-Scott-Rodino Act and any other antitrust Laws with respect to the transactions contemplated by this Agreement no later than five (5) Business Days after execution of this Agreement. The Buyer Parties will not, and will not permit their Affiliates to, consent or agree to any voluntary delay of the consummation of the transactions contemplated by this Agreement without the prior written consent of the Sellers, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, Buyer Parties and their Affiliates shall not have any obligation to dispose of any assets (currently owned or to be acquired in this transaction) or to otherwise make any changes to its business operations in connection with the Hart-Scott-Rodino Act and any other antitrust Laws.

(b) The Buyer Parties, obligated jointly and severally, shall be responsible for the payment of all filing fees under the Hart-Scott-Rodino Act and any other antitrust Laws.

5.04 Conduct of the Business.

(a) Except as otherwise provided for by this Agreement, required by Law or a Governmental Authority, or consented to in writing by the Buyer Parties (which consent will not be unreasonably withheld, delayed or conditioned), the Sellers shall, and shall cause the Retail Group Members to, (i) carry on the Retail Business in the ordinary course of business and substantially in the same manner as previously conducted, and (ii) use their commercially reasonable efforts to keep their business and properties substantially intact, including their present operations, physical facilities, working conditions, insurance policies, and relationships with lessors, licensors, suppliers, customers, and employees; provided, however, that, notwithstanding the foregoing, the Retail Group Members, as applicable, (x) shall consummate the Pre-Closing Transactions and (y) may use all unrestricted cash to repay any Funded Debt and Transaction Expenses prior to the Closing or otherwise distribute or pay to any Affiliate any available cash, except where any such repayment or distribution would violate applicable Law or reasonably be expected to cause a Working Capital Deficit. Without limiting the generality of the foregoing, unless consented to in writing by the Buyer Parties such consent not be unreasonably withheld, conditioned or delayed, Sellers will not, and will not permit any Retail Group Member or, with respect to engaging in the Retail Business, any other Subsidiary of

Holdings to, engage in any practice, take any action, or enter into any transaction of the sort that Sellers are representing and warranting in Section 4.08 has not occurred since the date of the Interim Financial Statements.

(b) Nothing in this Section 5.04 is intended to result in any Seller or any Retail Group Member ceding control of such entity’s basic ordinary course of business and commercial decisions to any Buyer prior to the Closing Date.

5.05 Access to Information. Sellers shall provide Buyer Parties and their authorized agents and representatives reasonable access at reasonable times and upon reasonable notice to the executive officers, properties, offices and books and records of the Retail Business; provided that (a) all requests shall be submitted exclusively to Macquarie Capital, (b) such access shall be subject to the Sellers’ reasonable security measures and insurance requirements and shall not unreasonably interfere with the operations of the Seller and its Subsidiaries, (c) the Buyer Parties and their authorized agents and representatives shall not contact or otherwise communicate with the employees, customers, suppliers, insureds, reinsurers, landlords or other third parties having relations with Sellers and their Subsidiaries unless, in each instance, approved in writing in advance by the Sellers and (d) nothing herein shall require the Sellers to furnish to the Buyer Parties or provide the Buyer Parties with access to information that legal counsel for the Sellers reasonably concludes may give rise to antitrust or competition Law issues or that is subject to attorney-client privilege.

5.06 Notice of Developments.

(a) Sellers shall disclose to the Buyer Parties in writing any material variances or inaccuracies from the Sellers’ representations and warranties contained in Article IV arising out of events occurring after the date of this Agreement (“Post-Signing Seller Developments”). The delivery of any such disclosure will not be deemed to have amended the Disclosure Schedule or qualified the representations and warranties contained in Article IV or cured any misrepresentation or breach of warranty by reason of such variance or inaccuracy, and Buyer Parties shall have the right to terminate this Agreement to the extent provided pursuant to Article XI by reason of such variance or inaccuracy; provided, however, that if (i) Buyer Parties have the right to terminate this Agreement pursuant to Article XI by reason of variances from or inaccuracies of Sellers’ representations and warranties arising out of such Post-Signing Seller Developments, and (ii) Sellers acknowledge in writing that Buyer Parties have such right to terminate this Agreement, and (iii) Buyer Parties choose not to exercise such right and the Closing occurs, then Buyer Parties shall be deemed to have waived their right to terminate this Agreement as a result of the Post-Signing Seller Developments so disclosed or be indemnified hereunder for Losses attributable to such variances or inaccuracies.

(b) Buyer Parties shall disclose to the Sellers in writing any material variances or inaccuracies from the Buyer Parties’ representations and warranties contained in Article III arising out of events occurring after the date of this Agreement (“Post-Signing Buyer Developments”). The delivery of any such disclosure will not be deemed to have amended the Disclosure Schedule or qualified the representations and warranties contained in Article III or cured any misrepresentation or breach of warranty by reason of such variance or inaccuracy, and Sellers shall have the right to terminate this Agreement to the extent provided pursuant to Article XI by reason of such variance or inaccuracy; provided, however, that if (i) Sellers have the right to terminate this Agreement pursuant to Article XI by reason of by reason of variances from or inaccuracies of Buyer Parties’ representations and warranties arising out of such Post-Signing Buyer Developments, and (ii) Buyer Parties acknowledge in writing that Sellers have such right to terminate this Agreement, and (iii) Sellers choose not to exercise such right and the Closing occurs, then Sellers shall be deemed to have waived their right to terminate this Agreement as a result of the Post-Signing Buyer Developments so disclosed or be indemnified hereunder for Losses attributable to such variances or inaccuracies.

5.07 Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Section 11.01, the Sellers shall not, and shall cause their directors, officers, employees, investment bankers and other representatives not to, (a) solicit, initiate or knowingly encourage the initiation of any Acquisition Proposal or (b) participate in any discussions or negotiations with any Third Party regarding, or furnish to any Third Party any information in connection with, any Acquisition Proposal.

5.08 Confidentiality Agreement. The Parties acknowledge and agree that as of the date hereof, and continuing through the Closing Date, the Parties and each of their respective Affiliates, employees and advisors are and remain bound to the confidentiality agreement executed on January 21, 2013 by the Parties (or on their behalf) (the “Confidentiality Agreement”).

5.09 Financing.

(a) Buyer Parties shall use their reasonable best efforts to take, or cause to be taken, such actions and do, or cause to be done, such things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Commitment, including using reasonable best efforts to (i) satisfy, on a timely basis, all conditions applicable to Buyer Parent obtaining the Financing set forth therein which are in a Buyer Party’s control, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitment or on other terms that are reasonably acceptable to Buyer Parent but not less favorable from the standpoint of Buyer Parties than those set forth in the Financing Commitment, (iii) consummate the Financing at or prior to Closing and (iv) cause the lenders party to the Financing Commitment and any other person providing financing to fund such financing at or prior to Closing. Notwithstanding any other provision of this Agreement, neither Holdings nor any of its Subsidiaries or other Affiliates derives any rights, whether as Third Party beneficiary or otherwise, under the Financing Commitment and shall not be entitled to enforce same against any party thereto.

(b) Without the prior written consent of Holdings (such consent not to be unreasonably withheld, delayed or conditioned), Buyer Parties shall not amend or alter, or agree to amend or alter, the Financing Commitment (including the conditions set forth therein), if such amendment or alteration would change the conditions precedent to the Financing in a manner that would reasonably be expected to prevent or delay the Closing Date beyond the end of the Marketing Period, make the funding of the Financing less likely to occur, adversely impact the ability of any Party to enforce or cause the enforcement of the rights of Buyer Parent under any of the Financing Commitment or the definitive agreements relating thereto or impose additional material obligations on the Buyer Parties prior to the Closing Date; provided, however, that Buyer Parent may amend or restate the Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto. Buyer Parties shall not release or consent to the termination of the obligations of the lenders and other persons under the Financing Commitment, except for assignments and replacements of an individual lender in accordance with the terms of any syndication provisions of the Financing Commitment. Buyer Parties shall provide Sellers with executed copies of any amendment, alteration or restatement of the Financing Commitment.

(c) In the event that any portion of the Financing becomes or could become unavailable in the manner or from the sources contemplated in the Financing Commitment, (i) Buyer Parties shall promptly so notify Holdings and (ii) Buyer Parties shall use reasonable best efforts to arrange and obtain, and to negotiate and enter into, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date), definitive agreements with respect to alternative financing from the same or alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement with terms and conditions that are not less favorable from the standpoint of Buyer Parties than the terms and conditions set forth in the Financing Commitment that such alternative financing would replace (after giving full effect to any applicable flex provisions). Any definitive agreements entered into pursuant to this Section 5.09 are referred to in this Agreement, collectively, as the “Financing Agreements”.

(d) Buyer Parties shall (i) furnish Holdings complete, correct and executed copies of the Financing Agreements or any alternative financing agreement promptly upon their execution, (ii) give Holdings prompt notice of any breach or threatened breach of which a Buyer Party is or becomes aware by any party of any of the Financing Commitment, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which a Buyer Party is or becomes aware or any termination or threatened termination thereof, and (iii) otherwise keep Holdings reasonably informed of the status of its efforts to arrange the Financing (or any alternative financing).

(e) Sellers shall, and shall cause their Subsidiaries and their directors, officers, employees, counsel, auditors and representatives to, reasonably cooperate (including with respect to timeliness) in connection with the arrangement of the Financing as may be reasonably requested by Buyer Parties (at the sole cost and expense of the Buyer Parties) including, without limitation, (i) furnishing Buyer Parent and its financing sources, including the Buyer Lenders, with the financial information of the Retail Group Members and, with respect to engaging in the Retail Business, any other Subsidiary of Holdings and any other pertinent information regarding such entities and the Retail Business as may be reasonably requested by a lender to consummate the Financing, (ii) assisting Buyer Parent and its financing sources, including the Buyer Lenders, in the preparation of business projections, pro forma financial information, bank information, ratings agency presentations memoranda and similar documents for any portion of the Financing, (iii) causing senior management of the Retail Group Members and, with respect to engaging in the Retail Business, any other Subsidiary of Holdings to participate in bank meetings, meetings with ratings agencies and to provide assistance in the negotiation of the definitive agreements governing the Financing, (iv) facilitating the pledge and perfection of liens securing (including cooperation in connection with the pay-off of existing debt of Holdings and its Subsidiaries and the release of related liens), and the providing of guarantees by the Retail Group Members (other than USAgencies) supporting, the Financing, (v) causing officers of the Retail Group Members who will be officers of a Buyer or any of its Affiliates after the Closing to execute and deliver any pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by Buyer Parent (including a certificate of the chief executive officer or chief financial officer of the Retail Group Members with respect to solvency matters), and (vi) providing all such other assistance reasonably requested by Buyer Patent in order to satisfy the conditions to the Financing; provided, that no Retail Group Members or Holdings or any of its other Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing; provided, further, that all of such assistance shall be required in a manner not to unreasonably interfere with the operation of the Retail Business in the Ordinary Course of Business and provided, further, that the effectiveness of any documentation executed by any such entity with respect thereto shall be subject to the consummation of the Closing. Buyer Parties shall promptly, upon request by Sellers, reimburse the Sellers for all of documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Sellers, their Subsidiaries and their Affiliates in connection with any cooperation required by or requested in accordance with this Section 5.09(e). Buyer Parties shall indemnify and hold harmless the Sellers and their Affiliates and its and their respective representatives from and against any and all Losses suffered or incurred by any of them in connection with any such financing and any information utilized in connection therewith, other than any Losses arising from the Sellers’ and their Affiliates’ or any of their respective representatives’ actual fraud, willful misconduct, bad faith, or gross negligence.

(f) In the event that the Buyer Parties breach their covenants contained in this Section 5.09, the Sellers shall have the right to seek specific performance of such covenants as and to the extent provided in, Section 12.10; provided, however, Sellers shall not have the right to seek monetary damages for any breach of the covenants contained in this Section 5.09, and Sellers’ sole and exclusive remedy for failure to obtain financing, regardless of the reason for such failure, shall be, if applicable, Sellers’ right to terminate this Agreement pursuant to Section 11.01(e) and, in such event, to receive the Termination Fee pursuant to Section 11.02.

5.10 Pre-Closing Transactions; Excluded Leases. Prior to the closing of the Transactions, at their sole cost and expense, Sellers shall cause the Pre-Closing Transactions to be consummated, and Holdings shall cause one its Subsidiaries (other than an Acquired Retail Group Member) to assume all of Property’s obligations under the Excluded Leases and Holdings shall obtain from the applicable landlords the (a) full release of Property’s prior and future obligations under the Excluded Leases and (b) the termination of all Excluded Lease guaranties provided by any Acquired Retail Group Member. Without limiting the foregoing, Holdings shall, if required by the pertinent landlord, provide a guaranty containing reasonable and customary terms of any such Subsidiary’s obligations under an Excluded Lease.

5.11 Termination of Related-Party Agreements. Sellers shall cause those agreements set forth on Schedule 5.11 (the “Related Party Agreements”) to be terminated effective as of the Closing Date. For the avoidance of doubt, the Funding Agreements between LIFCO and (i) Insura Property and Casualty Company dated April 1, 2011 and (ii) each of USAgencies Casualty Insurance Company, Inc. and Affirmative Insurance Company, each dated December 31, 2008 shall remain in effect following the Closing.

5.12 Unaudited Financial Statements. Sellers shall, as soon as reasonably practicable, for informational purposes only without representation or warranty of any kind, provide an unaudited pro forma balance sheet and income statement of the Retail Group Members on a Stand Alone Basis as of and for the seven and eight-month periods ending July 31, 2013 and August 31, 2013, respectively.

5.13 Employees.

(a) At Closing, the Buyer Parties shall or shall cause one of their Affiliates to (i) continue the employment on an at will basis to all of the Retail Employees, other than those on long-term disability or short-term disability leave, at comparable base salary, bonuses, commissions or wages, as applicable, provided to such Retail Employee immediately prior to the Closing Date and (ii) provide each such Retail Employee (each “Continuing Employee”) as of the Expiration of the Benefit Plan Transition Period, with employee benefit plans, programs and arrangements that are substantially similar in the aggregate to the Seller Benefit Plans provided immediately prior to the Closing Date. Retail Employees who are on short-term or long-term disability leave as of the Closing Date and present themselves for work to the Buyer Parties (or Affiliate) within three (3) months of the Closing Date shall be offered employment with the Buyer Parties (or Affiliate) as set forth above and shall thereupon be treated as Continuing Employees. Any employees of Holdings and its Subsidiaries who are not Retail Employees are herein collectively referred to as the “Non-Retail Employees”.

(b) The Buyer shall assume no liability or obligation relating to any Seller Benefit Plans, except (i) as otherwise set forth in this Section 5.13, (ii) to the extent reflected as a liability in the calculation of Working Capital, or (iii) as set forth in the Transition Services Agreement.

(c) The Transition Services Agreement provides, among other things, for a transition period relating to employee benefit plans (“Benefit Plan Transition Period”) where Continuing Employees will continue to be covered under certain Seller Benefit Plans, as designated in the Transition Services Agreement, until the expiration of the Benefit Plan Transition Period (“Expiration of the Benefit Plan Transition Period”). Following the Expiration of the Benefit Plan Transition Period, and using the commercially reasonable efforts of the Buyer Parties, the Buyer Parties shall cause the employee benefit plans of the Buyer Parties (or Affiliate) (each, a “Buyer Benefit Plan”), to, with respect to any “welfare benefit plan” as defined in Section 3(1) of ERISA, waive any waiting period, required physical examination, and pre-existing condition or limitation in any Buyer Benefit Plans in which any Continuing Employee may be entitled to participate after the Expiration of the Benefit Plan Transition Period. With respect to all Buyer Benefit Plans, Buyer shall or shall cause an Affiliate to recognize all service of the Continuing Employees for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation, sick leave and other time off policies, entitlement to benefits in the applicable Buyer Benefit Plan in which the Continuing Employees may be eligible to participate (including, without limitation, any Buyer severance plans or policies). Sellers shall retain responsibility for all payment of benefits under its medical, dental and vision benefits to Retail Employees for claims incurred prior to the Closing Date, except to the extent reflected as a liability in the calculation of Working Capital, and Buyer shall, if applicable and subject to the Transition Services Agreement, be responsible for claims for medical, prescription, dental and vision benefits incurred on or after the Closing Date. For purposes of the preceding sentence, a claim shall be deemed to have been incurred on the date on which medical or other treatment or service was rendered and not the date of inception of the related illness or injury or the date of submission of a claim related thereto.

(d) Effective as of the Closing Date, Continuing Employees who are participants in the Affirmative Insurance Holdings, Inc. 401(k) Plan (“Sellers’ 401(k) Plan”) shall cease to be eligible for any future contributions to Sellers’ 401(k) plan, and shall have a fully vested and nonforfeitable interest in their account balances thereunder. Continuing Employees who are participants in the Sellers’ 401(k) Plan shall be entitled to a distribution of their account balances under Sellers’ 401(k) Plan in accordance with such plan and as permitted by the Code. After the Expiration of the Benefit Plan Transition Period, Continuing Employees who receive an eligible rollover distribution (within the meaning of Section 402(f)(2) of the Code, including a direct rollover distribution with the meaning of Section 401(a)(31) of the Code from Sellers’ 401(k) Plan shall, subject to the provisions of Section 402 of the Code and upon presentation of a current IRS favorable determination letter (or prototype sponsor IRS opinion letter) with respect to Sellers’ 401(k) Plan, be permitted to make a rollover contribution to a defined contribution plan of the Buyer (“Buyer’s 401(k) Plan”).

(e) The Sellers shall have sole responsibility for “COBRA continuation coverage” obligations (pursuant to the requirements of Section 601 et seq. of ERISA and Section 4980B of the Code) under the Seller Benefit Plans that are group health plans to all of the Retail Employees and “qualified beneficiaries” of such employees for whom a “qualifying event” occurs on or prior to the Closing Date (and with respect to Retail Employees who are not Continuing Employees, as well as former employees of the Retail Business who are not Continuing Employees, in each case whether or not the qualifying event occurs before, on or after the Closing Date) to the extent that such coverage is being provided under a group health plan sponsored by the Sellers, but the Buyer shall have responsibility for “continuation coverage” obligations to all Continuing Employees and “qualified beneficiaries” to the extent that a “qualifying event” occurs after the Closing Date, subject to the terms of the Transition Services Agreement.

(f) Buyer shall, or shall cause an Affiliate to, honor the accrued vacation, sick and other paid time off earned by the Continuing Employees as of the Closing Date. Buyer shall or shall cause its Affiliate to allow Continuing Employees to use accrued vacation, sick and other paid-time off on the substantially the same terms as Seller or its Affiliates allowed use of such time prior to the Closing Date. Buyer Parties shall be responsible for and shall jointly and severally indemnify Seller Indemnitees and hold them harmless from and against, any Losses attributable to payments or claims relating to vacation, sick and other paid time off accrued by Continuing Employees as of the Closing Date.

(g) Except as provided in this Section 5.13, Sellers shall be responsible for and shall jointly and severally indemnify the Buyer Indemnitees and hold them harmless from and against, any Losses attributable to any severance payments or other claims (including, without limitation, any liability for wrongful discharge) arising out of the employment of or performance of services by, or the termination of employment or services by Holdings or any of its Subsidiaries of, (i) any Continuing Employee on or prior to the Closing and (ii) any Non-Retail Employee at any time.

(h) Buyer Parties shall be responsible for and shall jointly and severally indemnify the Seller Indemnitees and hold them harmless from and against, any Losses attributable to any severance payments or other claims (including, without limitation, any liability for wrongful discharge) arising out of the employment of or performance of services by, or the termination of employment or services by Buyer Parties or any of their Affiliates of, any Continuing Employee following the Closing.

(i) Nothing contained in this Section 5.13 or elsewhere in this Agreement, express or implied, shall confer upon any Retail Employee, Continuing Employee or Non-Retail Employee or legal representative or beneficiary thereof, or any other Person, or any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement or any representation made by Sellers or any of their Affiliates, including any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Section 5.13 or elsewhere in this Agreement, express or implied, shall constitute an amendment or modification of any Seller Benefit Plan, Buyer Benefit Plan, Seller 401(k) Plan or Buyer 401(k) Plan. Nothing contained in this Section 5.13 or elsewhere in this Agreement shall prevent the Buyer Parties from amending or terminating any employee benefit plans, programs and arrangements after the Expiration of the Benefit Plan Transition Period.

ARTICLE VI

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

6.01 Further Assurances.

(a) General. From and after the Closing, upon the reasonable request of the other Party and at the requesting Party’s expense (unless the requesting Party is entitled to indemnification therefor under Article IX), each Party will execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such further documents and instruments and shall take, or cause to be taken, all such further actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

(b) Retail Business Assets. In order to effectuate the intent of the Parties hereunder that the Buyer purchase the Sellers’ Retail Business, if Buyer shall deliver a written notice to Holdings on or prior to the first anniversary of the Closing Date claiming that an asset (other than cash, cash equivalents or any asset listed on any Schedule included in Section 1.02(b)) owned or leased by Holdings or any of its Subsidiaries (other than the Acquired Retail Group Members and other than a Subsidiary that is a regulated insurance company) was either (x) located at or attributable to a Retail Facility, (y) exclusively used to engage in the Retail Business or (z) primarily used to engage in the Retail Business and not material to the conduct of the other businesses of Holdings and its Subsidiaries or materially used in such businesses, but such asset was not transferred hereunder (either directly as a Purchased Asset or indirectly through the transfer of the Retail Entity Equity Interests), then the Buyer and Holdings shall negotiate in good faith to resolve any dispute as to whether such asset should be transferred to Buyer. If Buyer and Holdings do not reach a final resolution within twenty (20) days after the delivery of such notice, Holdings and Buyer shall submit their dispute to an Insurance Expert to determine whether or not such asset should be transferred to Buyer. The Insurance Expert shall be instructed to provide its determination as to whether such asset should be transferred to Buyer within thirty (30) days following its retention. The Insurance Expert’s determination shall be final and binding upon the Parties. Holdings and Buyer shall share equally the fees, costs and expenses of the Insurance Expert. Notwithstanding anything to the contrary, Buyer shall not be required to pay any additional consideration for any transfer of an asset to it required under this Section 6.01(b) other than with respect to any asset that constitutes a current asset that would have properly been included in the calculation of Working Capital had such asset been transferred on the date hereof. The Buyer Parties shall pay to Holdings (or its designee) the aggregate book value in excess of $50,000 of any such current assets as a condition precedent to the requirement that Holdings (or its applicable Subsidiary) transfer such current assets pursuant to this Section 6.01(b).

6.02 Director and Officer Indemnification; Other Insurance.

(a) For a period of six (6) years after the Closing, (i) Buyer Parties shall not, and shall not permit the Retail Group Members (other than USAgencies) to, amend, repeal or modify any provision in their Organizational Documents in effect on the date of this Agreement relating to the exculpation or indemnification of any officers, directors or managers (unless required by Law), and (ii) USAgencies shall not, and Holdings shall not permit USAgencies to, amend, repeal or modify any provision in its Organizational Documents in effect on the date of this Agreement relating to the exculpation or indemnification of any officers, directors or managers (unless required by Law); it being the intent of the Parties that the officers, directors and managers of each Retail Group Member shall continue to be entitled, during such period, to exculpation and indemnification arising out of or pertaining to matters existing or occurring prior to Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent of the Law provided under such Retail Group Member’s Organizational Documents in effect on the date of this Agreement.

(b) For a period of six (6) years after the Closing, at their sole cost and expense, the Buyer Parties shall, and shall cause the Retail Group Members (other than USAgencies) to, either maintain director and officer liability insurance or acquire a director and officer liability run-off policy or extended reporting coverage (i.e., “tail coverage”), which in either case shall provide coverage for the individuals who were officers, directors or managers of such Retail Group Members prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by or for the Retail Group Members for the benefit of such individuals in each case provided such coverage is reasonably available.

(c) For a period of six (6) years after the Closing, at its sole cost and expense USAgencies shall, and Holdings shall cause USAgencies to, either maintain insurance comparable to, or acquire a run-off policy or extended reporting coverage (i.e., “tail coverage”)

for, each “claims made” insurance policy that is maintained by or for USAgencies as of the date hereof, including, without limitation, director and officer liability insurance, errors and omission insurance, employment practices liability insurance and fiduciary liability insurance, which in each such case shall provide coverage for matters pertaining to any facts, circumstances, situations, acts, errors or omissions existing or occurring prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing in each case provided such coverage is reasonably available.

(d) The Sellers agree to make available to the Buyer and the Acquired Retail Group Members any existing occurrence-based insurance coverage held by the Sellers or their Subsidiaries on which the Acquired Retail Group Members are insured relating to occurrences prior to the Closing (the “Sellers Policies”). In the event of an occurrence which may be covered by one or more Seller Policies, the Acquired Retail Group Members may, after consultation with the Sellers, submit a claim for such occurrence to the appropriate insurer under the applicable Seller Policy. The Sellers agree to provide reasonable assistance in order to pursue such claim with the insurer, including, as necessary, acting as the direct contact with such insurer and pursuing such claim on behalf of the Acquired Retail Group Members. The Sellers will request the written consent of Sellers’ insurance company(ies) permitting the Buyer and the Acquired Retail Group Members to seek recovery under the Sellers Policies after the Closing, for pre-Closing Losses.

6.03 Litigation Support; Books and Records. From and after the Closing, in the event and for so long as any Party actively is contesting or defending against any Litigation brought by a Third Party in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Sellers or the Acquired Retail Group Members, each of the other Parties will reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense, reasonably make available his or its personnel, and provide such access to its books and records, as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article IX hereof); provided, however, that (a) the requested Party may refuse the requesting Party access if the requested Party reasonably determines that such access would unreasonably interfere with the ordinary course operation of its or its Subsidiaries’ business, (b) the requesting Party shall be jointly and severally responsible for any damage to any of the assets or properties of the requested Party or its Subsidiaries caused by the requesting Party or its representatives; and (c) the requested Party shall not be required to (or cause any Subsidiary to) afford such access to the extent that doing so would result in the breach of any confidentiality or similar agreement to which the requested Party or its Subsidiaries is a party or the loss of attorney-client privilege (provided that the requested Party shall use reasonable efforts to allow for such access in a manner that does not result in a breach of such agreement or a loss of attorney-client privilege). Unless otherwise consented to in writing by the Sellers, for a period of seven (7) years following the Closing Date, Buyer Parties shall, and shall cause the Acquired Retail Group Members to, refrain from destroying, altering or otherwise disposing of any of its books and records, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior written notice to the Sellers and offering to surrender to the Seller such books and records or such portions thereof.

6.04 Transfer Taxes. Each Party shall be liable for, hold the other Parties and their Affiliates harmless against, and agree to pay fifty percent (50%) of any and all sales, use, registration, value added, transfer, stamp, stock transfer, real property transfer and similar Taxes that may be imposed, incurred, payable or collectible in connection with this Agreement and the Transactions (“Transfer Taxes”). Buyer Parties and Sellers agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the other Parties to comply with any filing requirements for such Transfer Taxes.

6.05 Investment Intent of Buyer. Buyer will refrain from transferring or otherwise disposing of any of the Retail Entity Equity Interests acquired by it, or any interest therein, in such manner as to violate the Securities Act or any applicable state or foreign securities Law regulating the disposition thereof. Buyer agrees that the certificates representing the Retail Entity Equity Interests may bear legends to the effect that the Retail Entity Equity Interests have not been registered under the Securities Act or such other state or foreign securities Laws, and that no interest therein may be transferred or otherwise disposed of in violation of the provisions thereof.

6.06 Tax Matters.

(a) Income Tax Returns.

(i) Sellers shall have the exclusive authority and obligation to prepare, or cause to be prepared: (A) all Income Tax Returns for the Retail Group Members (or which otherwise reflect their assets and operations) for all taxable periods ending on or before the Closing Date, and (B) all Income Tax Returns filed on a consolidated, combined or unitary basis for which any of the Retail Group Members joins with Holdings or any of its Affiliates. Such Income Tax Returns shall be prepared on a consistent basis with Sellers’ prior Income Tax Returns. The Buyer Parties shall cooperate, as necessary, in the signing and timely filing of any such Income Tax Returns required to be filed after the Closing Date; provided, however, that (A) Sellers shall provide the Buyer Parties with any draft Income Tax Return required to be executed by a Buyer or any Person under the control of such Buyer at least thirty (30) days prior to the due date for filing such Income Tax Return, (B) at least fifteen (15) days prior to the due date for the filing of such Income Tax Returns, the Buyer Parties shall notify the Sellers of the existence of any objection they may have to any items set forth on such draft Income Tax Return, and (C) if, after consulting in good faith, the Buyer Parties and the Sellers are unable to resolve such objection(s), such objection(s) shall be referred to an independent accounting firm mutually acceptable to the Buyer Parties and the Sellers for resolution in accordance with applicable Law. Copies of any Income Tax Returns prepared by, or caused to be prepared by the Sellers and described in clause (A) of this Section 6.06(a)(i) shall be furnished to Buyer promptly upon filing.

(ii) Except as provided in Section 6.06(a)(i) above, the Buyer Parties shall have the exclusive authority and obligation to prepare and timely file, or cause to be prepared and timely filed, all Income Tax Returns of the Acquired Retail Group Members; provided, however, that (A) the Buyer Parties shall provide the Sellers with draft Income Tax Returns for the Acquired Retail Group Members required to be prepared by the Buyer Parties pursuant to this Section 6.06(a)(ii) for an Overlap Period at least thirty (30) days prior to the due date for filing such Income Tax Return, (B) at least fifteen (15) days prior to the due date for the filing of such Income Tax Returns, the Sellers shall notify the Buyer Parties of the existence of any objection the Sellers may have to any items set forth on such draft Income Tax Return, and (C) if, after consulting in good faith, the Buyer Parties and the Sellers are unable to resolve such objection(s), such objection(s) shall be referred to an independent accounting firm mutually acceptable to the Buyer Parties and the Sellers for resolution in accordance with applicable Law on a consistent basis with Sellers’ prior Income Tax Returns.

(b) Indemnification for Taxes.

(i) Sellers shall jointly and severally indemnify the Buyer Parties and the Acquired Retail Group Members and hold them harmless from (a) all Taxes of the Retail Group Members for any Pre-Closing Tax Period and the portion of the Overlap Period through the end of the Closing Date and (b) any Taxes of any combined, consolidated or similar group of which any Retail Group Member has been a member at any time prior to the Closing Date or for which any Retail Group Member is otherwise liable as of the Closing; provided, however, that, in respect of Taxes of the Acquired Retail Group Members for any Pre-Closing Tax Period, the Sellers shall be liable only to the extent such Taxes have not been paid or deposited by the Closing Date or provided for in a reserve on the Closing Statement or included in Seller Transaction Expenses; provided, further, that the Sellers shall not be liable for, and the Buyer Parties shall jointly and severally indemnify the Sellers for, any Taxes attributable to actions taken by the Acquired Retail Group Members after the Closing that are outside the Ordinary Course of Business and not contemplated by this Agreement. For the avoidance of doubt, the Taxes for which the Buyer Parties and the Retail Group Members are indemnified under this Section 6.06(b)(i) include, without limitation, any Taxes attributable to the distribution or other transfer of Excluded Assets or any other assets by Retail Group Members on or before the Closing Date that are not owned by the Acquired Retail Group Members upon the completion of the Closing. If Income Taxes allocated to the Pre-Closing Tax Period pursuant to Section 6.06(b)(ii) below are less than the sum of any estimated Income Tax payments or deposits made by the Retail Group Members and any reserve for Taxes provided for on the Closing Statement, the Buyer Parties shall remit the difference to the Sellers by no later than two business days before the due date of such Income Taxes.

(ii) In the case of any Overlap Period, Taxes with respect to the Retail Group Members allocable to the portion of the Overlap Period through the Closing Date shall be determined from the books and records of the Retail Group Members as though the taxable year of the Retail Group Members terminated at the close of business on the Closing Date, except that any Taxes imposed on real or personal property shall be allocated on the basis of chronological proration. The Buyer Parties and the Sellers shall, to the extent permitted by applicable Law, elect with the relevant Taxing Authority to treat for all Income Tax purposes the Closing Date as the last day of a taxable period of the Acquired Retail Group Members.

(c) Tax Controversies.

(i) The Buyer Parties shall promptly notify the Sellers upon receipt by a Buyer Parties or any of its Affiliates (including the Acquired Retail Group Members after the Closing Date) of written notice of any Tax Matter (provided, that the failure to provide prompt notice shall not affect Sellers’ obligations hereunder except and solely to the extent of any actual prejudice to Sellers resulting from such delay). Subject to the provisions of this Section 6.06(c)(i) and to Section 6.06(c)(ii), and to the extent permitted by applicable Law, the Sellers shall have the authority (and the Buyer Parties shall cause the Acquired Retail Group Members to provide the Sellers’ tax advisors with the appropriate powers of attorney) to represent the interests of each of the Acquired Retail Group Members with respect to any Tax Matter for any Pre-Closing Tax Period other than an Overlap Period before the IRS, any other Taxing Authority, any other Governmental Authority or any court and shall have the sole right to control the defense, compromise or other resolution of any Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a Tax Matter. The Sellers shall keep the Buyer Parties fully and timely informed with respect to the commencement, status and nature of any Tax Matter described above. The Sellers shall, in good faith, allow the Buyer Parties to make comments to the Sellers or the Sellers’ tax advisors regarding the conduct of or positions taken in any such proceeding relating to a Tax Matter for any period other than an Overlap Period and if such Tax Matter relates to a Tax Return other than a consolidated, combined or unitary Tax Return, the Sellers shall afford the Buyer Parties and its counsel the right, at the Buyer Parties’ own expense, to participate fully in all aspects of the prosecution or defense of such Income Tax Matter. The Sellers shall not settle any Tax Matter without the prior written consent of the Buyer Parties (which consent shall not be unreasonably withheld or delayed) if such settlement would materially increase the past, present or future Tax liability of the Buyer Parties or any of their Affiliates (other than the Acquired Retail Group Members) or any Tax liability of the Acquired Retail Group Members for any taxable period or portion thereof ending after the Closing Date. If the Sellers do not promptly assume and pursue diligently the defense of any Tax Matter described herein, the Buyer Parties may defend such Tax Matter in such manner as it deems appropriate, including but not limited to settling such Tax Matter, without in any way limiting the Buyer Parties’ rights to indemnification hereunder.

(ii) The Buyer Parties shall have the sole right to control any audit or examination by any Taxing Authority, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of, or relating to, the income, assets or operations of the Acquired Retail Group Members for any Overlap Period and for all taxable periods ending after the Closing Date. With respect to any matter described in the preceding sentence relating to an Overlap Period, the Buyer Parties shall (i) keep the Sellers fully and timely informed with respect to such proceedings (by provision of information to the Sellers), (ii) in good faith, allow the Seller to make comments to the Buyer Parties regarding the conduct of or positions taken in any such proceeding and (iii) not enter into any settlement or compromise without the prior written consent of the Sellers, which consent shall not unreasonably be withheld or delayed.

(d) Refunds and Overpayments of Taxes. Any refunds of Taxes of the Acquired Retail Group Members that are received by the Buyer Parties and any overpayments of Tax of the Acquired Retail Group Members credited against Tax which the Buyer Parties would be or would have been required to pay that, in each case, relate to any Pre-Closing Tax Period or to the portion of an Overlap Period ending with the Closing Date shall be for the account of the Sellers, and the Buyer Parties shall pay over to the Sellers any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto. No payment shall be required under the preceding sentence, however, to the extent the refund or overpayment of Taxes with respect to which a payment by the Buyer Parties would otherwise be required is reflected as an asset of the Retail Group Members on the Closing Statement.

(e) Prior Tax Agreements. The Sellers shall terminate or cause to be terminated any and all of the Tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date as between the Seller (or any of its Affiliates, other than the Acquired Retail Group Members), on the one hand, and the Acquired Retail Group Members, on the other hand, for all Taxes imposed by any Taxing Authority, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.

(f) Section 338(h)(10) Election.

(i) The Buyer and Holdings jointly shall make timely and irrevocable elections under Section 338(h)(10) of the Code with respect to Buyer’s acquisition of the capital stock of the Retail Entities pursuant to this Agreement and, if permissible, similar elections under any applicable state and local Tax laws (collectively, the “Section 338 Elections”). The Section 338 Elections shall be made with respect to all of the Acquired Retail Group Members.

(ii) The Section 338 Elections shall be effected as follows:

(A) As soon as practicable, Buyer shall prepare Internal Revenue Service Form 8023 and any similar forms necessary to effectuate the Section 338 Elections under applicable state and local Laws (collectively, the “Section 338 Election Forms”). Holdings shall cooperate with Buyer in the preparation of the Section 338 Election Forms and shall deliver duly completed, executed copies thereof in a manner that permits the timely filing thereof.

(B) Buyer Parties and Sellers agree that the Cash Payment, as adjusted pursuant to Article I, and increased by the Assumed Liabilities, shall be allocated among the stock of the Acquired Retail Group Members (and among the assets of the Acquired Retail Group Members to the extent Section 338 Elections are made for such Acquired Retail Group Members) and the Purchased Assets in accordance with Exhibit C (the “Allocation”).

(C) The Buyer Parties and the Sellers shall file all Tax Returns (including but not limited to the Section 338 Election Forms) consistent with the Allocation, and neither Buyer nor Seller nor any Affiliate of either shall take any position contrary to those set forth in the Section 338 Election Forms.

(g) The Buyer Parties shall afford the Sellers, upon reasonable notice and without undue interruption to the business of the Buyer Parties or the Acquired Retail Group Members, access during normal business hours to the books, records and appropriate employees of the Acquired Retail Group Members relating to the Acquired Retail Group Members prior to the Closing Date for a period of seven (7) years following the Closing Date in connection with (i) preparation of the Income Tax Returns and (ii) investigation or contest of any Tax Matter which the Sellers have the authority to conduct. The Buyer Parties agree that they shall, for a period of seven (7) years following the Closing Date, cause the Acquired Retail Group Members to preserve (in no worse a condition and fashion as they were at the time of Closing) all books and records of the Acquired Retail Group Members for the period and otherwise subject to the terms of this Section 6.06.

6.07 Restrictive Covenants. Sellers acknowledge and agree that substantial and valuable assets which belong to the Acquired Retail Group Members or which are being transferred hereunder as part of the Purchased Assets include trade names, Confidential Information, Accounts, Retail Business relationships with Clients and Active Prospective Clients, and associated goodwill of the Retail Group Members, and that the relationships which Buyer Parties and the Acquired Retail Group Members have with their employees and independent producers (including, without limitation, the Retail Employees) are significant business relationships necessary for such companies to operate the business being acquired hereunder, and that Buyer Parties and the Acquired Retail Group Members, following this transaction, shall be engaged in the Retail Business throughout the Restricted Territory and elsewhere in the United States. Sellers further acknowledge and agree that Buyer Parties and the Acquired Retail Group Members have a reasonable, necessary and legitimate business interest in protecting the aforesaid assets and relationships, and businesses, that the covenants set forth below are reasonable and necessary in order to protect these legitimate business interests (including without limitation, from the conduct of Retail Insurance Business in capacities other than as an insurance agent or broker). Sellers further acknowledge and agree that the payment at Closing of the Estimated Cash Payment shall constitute, among other things full consideration for such covenants, and the associated goodwill of the Retail Group Members. In addition, Seller Parties acknowledge and agree that monetary damages will not be an adequate remedy for any material breach of any of their covenants contained in this Section 6.07, and that irreparable injury may result to Buyer Parties and the Acquired Retail Group Members or their successors and assigns in the event of any such material breach. Buyer Parties and the Acquired Retail Group Members may be entitled to equitable relief for breaches of this Section 6.07 pursuant to Section 12.10. Accordingly, Sellers jointly and severally agree to the following restrictions:

(a) For a period of seven years from the Closing Date, each Seller will not, directly or indirectly (including through any other Seller or Affiliate), use or willfully disclose to any Person (other than its advisers and lenders) (i) any Confidential Information of any Acquired Retail Group Member (determined as of the date of this Agreement) or that is being transferred hereunder as part of the Purchased Assets, or (ii) any of the terms of this Agreement or other

Transaction Document and negotiations relating thereto, except (A) with the prior written consent of the Buyer Parties, (B) to the extent necessary to comply with Law, the rules of any securities exchange or the requirements of any Governmental Authority, (C) to the extent necessary to comply with the valid order of a court of competent jurisdiction, in which event such Seller shall notify the Buyer Parties as promptly as practicable (and, if possible, prior to the making of such disclosure), so that Buyer may seek an appropriate protective order, and (D) solely with respect to clause (i) above, in connection with the operation of any of Sellers’ businesses (including without limitation, the sale of insurance that is processed through an unaffiliated insurance agent or broker, the underwriting and the claims processing businesses) that is not Retail Insurance Business or Premium Finance Business. For the avoidance of doubt, the Sellers and their Affiliates shall not be prohibited by this Section 6.07(a) from using any of the Confidential Information contemplated hereunder that constitutes Joint Information in connection with any (i) Permitted Activities or (ii) any other activities that are not otherwise prohibited by Section 6.07(b)(c)(d)(e) or (f).

(b) Each Seller will not, directly or indirectly (including through any other Seller or Affiliate), solicit for the purpose of providing, or otherwise induce the termination, non-renewal or diminishment of any Retail Insurance Business or Premium Finance Business to any Client or Active Prospective Client of any Acquired Retail Group Member (determined as of the date of this Agreement) located anywhere within the Restricted Territory or that is being transferred hereunder as part of the Purchased Assets; provided, however, that (i) this Section 6.07(b) shall not apply to any such Client who has been provided only Premium Finance Business from the Retail Group Members, or any such Active Prospective Client who has been solicited by the Retail Group Members for only Premium Finance Business, and (ii) nothing herein shall prohibit a Seller (or Affiliate of any Seller) from (A) at any time after the Closing Date, selling insurance that is originated and produced by a Third Party unaffiliated insurance broker or agent (or generally engaging in solicitation of such brokers or agents), (B) at any time after the first anniversary of the Closing Date, selling insurance directly to insureds as the result of a general solicitation that is not specifically targeted at such Clients or Active Prospective Clients and that does not utilize Traditional Media or (C) at any time after the expiration of the applicable Traditional Media Restricted Period, selling insurance directly to insureds as the result of any general solicitation (including Traditional Media) that is not specifically targeted at such Clients or Active Prospective Clients (collectively items (A), (B) and (C) being “Permitted Activities”). The restrictions contained in this Section 6.07(b) shall terminate completely on (x) the fifth anniversary of the Closing Date, for Clients or Active Prospective Clients located anywhere within the Restricted Territory other than the State of Louisiana, and (y) the earlier of (i) the fifth anniversary of the Closing Date or (ii) the third anniversary of the termination or expiration the term of the Distribution Agreement, for Clients or Active Prospective Clients located within the State of Louisiana.

(c) Each Seller will refrain from Carrying on a Retail Insurance Business, directly or indirectly (including through any other Seller or Affiliate) anywhere within the Restricted Territory; provided, however, that nothing herein shall prohibit a Seller (or Affiliate of any Seller) from engaging in Permitted Activities (following the applicable restrictive time periods specified therein). The term “Carrying on a Retail Insurance Business” shall mean to engage in any Retail Insurance Business within the Restricted Territory, including, without limitation, as a lender, stockholder, partner, or member of a business that engages in such Retail

Insurance Business. It is expressly agreed that the foregoing is not intended to restrict or prohibit, and shall not restrict or prohibit, the ownership by any Seller (or Affiliate of any Seller) of stock or other securities of a publicly-held corporation in which such Seller (or Affiliate of any Seller) does not possess beneficial ownership of more than 5% of the voting equity of such corporation and does not participate in any management or advisory capacity. The restrictions contained in this Section 6.07(c) shall terminate completely on (i) the fifth anniversary of the Closing Date, with respect to Carrying on a Retail Insurance Business anywhere within the Restricted Territory other than the State of Louisiana, and (ii) the earlier of (A) the fifth anniversary of the Closing Date or (B) the third anniversary of the termination or expiration of the term of the Distribution Agreement, with respect to Carrying on a Retail Insurance Business within the State of Louisiana.

(d) Each Seller will refrain from Carrying on a Premium Finance Business, directly or indirectly (including through any other Seller or Affiliate) anywhere within the Restricted Territory; provided, however, that nothing herein shall prohibit a Seller (or Affiliate of any Seller) from engaging in Permitted Activities (following the applicable restrictive time periods specified therein). The term “Carrying on a Premium Finance Business” shall mean to engage in any Premium Finance Business within the Restricted Territory, including, without limitation, as a lender, stockholder, partner, or member of a business that engages in such Premium Finance Business. It is expressly agreed that the foregoing is not intended to restrict or prohibit, and shall not restrict or prohibit, the ownership by any Seller (or Affiliate of any Seller) of stock or other securities of a publicly-held corporation in which such Seller (or Affiliate of any Seller) does not possess beneficial ownership of more than 5% of the voting equity of such corporation and does not participate in any management or advisory capacity. The restrictions contained in this Section 6.07(d) shall terminate completely on the expiration of the applicable Premium Finance Restricted Period.

(e) Each Seller will not, directly or indirectly (including through any other Seller or Affiliate), solicit, hire or retain the employment, consulting or other services of any employee of any Buyer or Acquired Retail Group Member (other than any such Person whose employment or business relationship is terminated by such entity and other than through a general solicitation not directed at such employees), or otherwise induce any such employee to terminate his or her relationship, or to breach an employment agreement, with any Buyer or Acquired Retail Group Member without the express written consent of a Buyer. The restrictions contained in this Section 6.07(e) shall terminate on the last day of the four (4) year period following the Closing Date.

(f) Each Buyer Party will not, directly or indirectly (including through any other Buyer Party or Affiliate or Acquired Retail Group Member), solicit, hire or retain the employment, consulting or other services of any employee of any Seller or any of its Affiliates (other than any such Person whose employment or business relationship is terminated by such entity and other than through a general solicitation not directed at such employees), or otherwise induce any such employee to terminate his or her relationship, or to breach an employment agreement, with any Seller or any of its Affiliates without the express written consent of Holdings. The restrictions contained in this Section 6.07(f) shall terminate on the last day of the four (4) year period following the Closing Date.

(g) For the avoidance of doubt, if any Person that is engaged in any aspect of the Retail Business directly or indirectly acquires all or a controlling interest in the assets or equity of any Seller or any of its Affiliates (whether by purchase, merger or any other form of business combination), such acquirer and its Affiliates will not be deemed to be Affiliates of a Seller for purposes of this Section 6.07 and such acquiring Person and its Affiliates may continue to operate their business without restriction under this Section 6.07.

6.08 Transition and Third Party Consents.

(a) As promptly as possible after the Closing Date, each of the Parties, as applicable, will use commercially reasonable best efforts to give any notice or obtain any consent, authorization or approval of any Governmental Authority or other Third Party referred to on Schedule 5.02(a), where such consent, authorization or approval is not obtained at Closing.

(b) No Seller will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, insurance carrier, supplier, or other business associate of any Seller from maintaining the same business relationships with Buyer Parties and the Acquired Retail Group Members after the Closing as it had maintained with such Seller prior to the Closing. The restrictions contained in this Section 6.08(b) shall terminate on the last day of the two (2) year period following the Closing Date.

6.09 Change of Names.

(a) Promptly following the Closing, the Buyer Parties shall cause each Acquired Retail Group Member (as applicable) to change its name to eliminate all references to “Affirmative” and all derivations thereof, and to cease using the name “Affirmative” and all derivations thereof, except in connection with (i) existing contracts to which an Acquired Retail Group Member is a party, (ii) the sale of insurance policies of Holdings and its Affiliates (and related premium financing) pursuant to the Distribution Agreement, (iii) as set forth on Schedule 6.09(a) or (iv) as otherwise provided herein. Notwithstanding any other provision hereof, the Sellers hereby authorize the Buyer Parties and the Acquired Retail Group Members (and no other Person without the prior written consent of Holdings) to use and deplete existing supplies and materials bearing the Affirmative tradename, trademark and logos, and all derivations thereof for a period of time not to exceed the later of (i) the final day of the twelve (12) month period commencing on the Closing Date or (ii) the final day of the term of the Distribution Agreement (extended where necessary to comply with applicable post-termination obligations); provided, however, that in connection with such use and depletion, the Buyer Parties shall maintain or cause each Acquired Retail Group Member to maintain the quality of the products or services provided or the materials distributed or displayed bearing such tradenames, trademarks and logos consistent with the standards maintained by Holdings and its Affiliates prior to the Closing Date, and provided, further, that Buyer Parties hereby acknowledge that they shall assume all claims, causes of action, liabilities or obligations pertaining to, or arising as a result of, either Buyer’s or any Acquired Retail Group Member’s use of the “Affirmative” name, the use or depletion of such existing supplies and materials, the quality of the services or materials, or otherwise relating to the foregoing.

(b) Following Closing, the Sellers shall, and shall cause each of its Subsidiaries to cease using the name “USAgencies” and all derivations thereof except in the capacity as an issuer of insurance policies of Holdings and its Subsidiaries and as otherwise provided herein. Within the twelve (12) month period ending on the first anniversary of the Closing Date, the Sellers shall and shall cause each of their Subsidiaries to change its name as necessary to eliminate all references to “USAgencies” and all derivations thereof. Notwithstanding any other provision hereof, the Buyer Parties hereby authorize the Sellers and their Subsidiaries (and no other person without the prior written consent of the Buyer) to issue insurance policies and, in connection therewith, use and deplete existing supplies and materials bearing the USAgencies tradenames, trademarks and logos and all derivations thereof for a period of time not to exceed the twelve (12) month period ending on the first anniversary of the Closing Date; provided, however, that in connection with such use and depletion, the Sellers shall maintain the quality of the products or services sold by the Seller or the materials distributed or displayed bearing such tradenames, trademarks and logos consistent with the standards maintained by the Sellers and their Subsidiaries prior to the Closing Date, and provided, further, that the Seller hereby acknowledges that they shall assume all claims, causes of action, liabilities or obligations pertaining to, or arising as a result of, the Sellers’ or their Subsidiaries’ use of the USAgencies name, the use or depletion of such existing supplies and materials, the quality of the products, services or the materials, or otherwise relating to the foregoing.

(c) Sellers may continue to use the telephone numbers listed on Schedule 6.09(c) for the twelve (12) month period ending on the first anniversary of the Closing Date while Buyer and the Acquired Retail Group Members are also utilizing such telephone numbers under the Transition Services Agreement. On the first anniversary of the Closing Date, Sellers shall cause the transfer of all right, title and interest in such phone numbers to Buyer or its designated Subsidiary.

6.10 Change of Control. The Buyer Parties shall notify Holdings of any Change of Control at least ten (10) days prior to the consummation thereof.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF BUYER PARTIES

The obligations of the Buyer Parties to complete the Transactions contemplated hereby that are to be performed by the Buyer Parties shall be subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Buyer Parties upon their execution of a writing so stating at or prior to the Closing:

7.01 Accuracy of Representations and Warranties. The representations and warranties of the Sellers set forth in Article IV (in each case, without giving effect to any materiality, Material Adverse Effect or similar qualifications contained in such representations and warranties) shall in all respects be true and correct as of the date hereof and as of the Closing Date as if then made (except for those representations and warranties which address matters only as of a particular date which shall be true and correct as of such date), except where the failure of such representations and warranties in the aggregate to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect on any particular Retail Group Member.

7.02 Compliance with Obligations. The Sellers shall have consummated the Pre-Closing Transactions and shall have performed and complied with all of their other covenants hereunder in all material respects through the Closing.

7.03 No Adverse Litigation. No Litigation by or before any Governmental Authority shall be pending or threatened wherein an unfavorable judgment, decree or order would reasonably be expected to prevent the performance of this Agreement or any other Transaction Document or the consummation of any of the transactions contemplated hereby and thereby, declare unlawful the transactions contemplated hereby and thereby, cause such transactions to be rescinded, materially and adversely affect the right of Buyer to own, operate or control the Retail Entities or materially and adversely affect the right of the Acquired Retail Group Members to own, operate or control any of the personal property or assets used in the operation of their business as currently conducted, or materially and adversely affect the right of Buyer to own, operate or control any of the Purchased Assets.

7.04 Termination of HSR Waiting Period. The waiting period under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

7.05 Related Party Agreements. Buyer Parties shall have received reasonably satisfactory evidence that the Related Party Agreements (as defined in Section 5.11) shall have been terminated or shall terminate effective as of the Closing.

7.06 Estimated Cash Payment Calculation. Holdings shall have delivered to Buyer, not less than three (3) Business Days prior to the Closing Date, a certificate signed by its Chief Financial Officer, certifying that attached thereto is a reasonable good faith estimate of the Cash Payment (made in accordance with the same accounting methodologies, principles and procedures used to calculate the Closing Payment under Section 1.07(b)), which estimate shall be reasonably acceptable to Buyer

7.07 Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect on a Retail Group Member.

7.08 Carrier Support Escrow Agreement. The Carrier Support Escrow Agent shall have entered into the Carrier Support Escrow Agreement, and the same shall be in full force and effect as of the Closing Date.

7.09 Marketing Period. The Marketing Period shall have expired.

7.10 Baton Rouge Lease. The Assignment and Consent of Landlord with respect to the Baton Rouge Lease shall have been obtained, and the same shall be in full force and effect as of the Closing Date.

7.11 The Seller Deliveries. The Sellers shall have delivered to the Buyer Parties each of the following:

(a) a certificate of the Sellers dated as of the Closing Date in the form attached hereto as Exhibit D, stating that the preconditions specified in Section 7.01 and Section 7.02 have been satisfied;

(b) all minute books and stock record books of each Acquired Retail Group Member in their possession, if not already located on the premises of the Acquired Retail Group Member;

(c) certificates, signed under penalties of perjury, reasonably acceptable to Buyer Parties and complying with applicable Law, stating that each Seller is not a “foreign person” within the meaning of Section 1445 of the Code;

(d) a copy of the Organizational Documents of each Retail Group Member, certified by the secretary of state of its jurisdiction of formation and a certificate of good standing from its jurisdiction of formation, in each case, dated within ten days of the Closing Date;

(e) certified copies of the resolutions or written consent duly adopted by each Seller’s board of directors (and shareholders, in the case of USAgencies) authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of all transactions contemplated hereby and thereby;

(f) a copy of each Retail Group Member’s by-laws or limited liability agreement, as applicable, with all amendments thereto, dated within ten days prior to the Closing Date;

(g) payoff and release letters from the holders of the Senior Indebtedness set forth on Schedule 7.11(g), in substantially the form attached hereto as Exhibit E or such other form as is reasonably acceptable to Buyer;

(h) the resignations, effective as of the Closing, of each director of each Acquired Retail Group Member set forth on Schedule 7.11(h);

(i) a reasonably equivalent value opinion in a customary form from Duff & Phelps, with the requirement of such delivery being subject to Buyer’s payment of all of the fees and expenses associated therewith as and when such fees and expenses are payable;

(j) a copy of the Bill of Sale and Assumption Agreement, duly executed by USAgencies;

(k) a copy of the Bill of Sale and Assumption Agreement, duly executed by Affirmative Services;

(l) a copy of the Omnibus Bill of Sale and Assumption Agreement, duly executed by Holdings, Affirmative Underwriting Services, Inc., a Texas corporation, Affirmative Insurance Services, Affirmative Management Services, Inc., a Texas corporation and USAgencies, L.L.C., a Louisiana limited liability company;

(m) a copy of the Distribution Agreement, duly executed by each of the Sellers;

(n) a copy of the Transition Services Agreement, duly executed by each of the Sellers;

(o) a copy of the Carrier Support Escrow Agreement, duly executed by Holdings; and

(p) a copy of the Trademark and Domain Name Assignment, duly executed by USAgencies.

If the Closing occurs, all closing conditions set forth in this Article VII that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by the Buyer Parties.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF SELLERS

The obligations of the Sellers to complete the Transactions contemplated hereby that are to be performed by the Sellers shall be subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Sellers upon their execution of a writing so stating at or prior to the Closing:

8.01 Accuracy of Representations and Warranties. The representations and warranties of the Buyer Parties set forth in Article III (in each case, without giving effect to any materiality, Material Adverse Effect or similar qualifications contained in such representations and warranties) shall in all respects be true and correct as of the date hereof and as of the Closing Date as if then made (except for those representations and warranties that address matters only as of a particular date which shall be true and correct as of such date), except where the failure of such representations and warranties in the aggregate to be true and correct has not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

8.02 Compliance with Obligations. The Buyer Parties shall have performed and complied with all of their covenants hereunder in all material respects through the Closing.

8.03 No Adverse Action or Litigation. No Litigation by or before any Governmental Authority shall be pending or threatened wherein an unfavorable judgment, decree or order would reasonably be expected to prevent the performance of this Agreement or any other Transaction Document or the consummation of any of the transactions contemplated hereby and thereby, declare unlawful the transactions contemplated hereby and thereby, declare unlawful the transactions contemplated hereby and thereby or cause such transactions to be rescinded.

8.04 Termination of HSR Waiting Period. The waiting period under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

8.05 Buyer Deliveries. The Buyer Parties shall have delivered to the Sellers each of the following:

(a) a certificate of the Buyer Parties dated as of the Closing Date in the form attached hereto as Exhibit F, stating that the preconditions specified in Section 8.01 and Section 8.02 have been satisfied;

(b) certified copies of the resolutions or written consents duly adopted by the board of directors (or its equivalent governing body) of each Buyer Party authorizing the execution, delivery, and performance of this Agreement and the other Transaction Documents, and the consummation of all transactions contemplated hereby and thereby;

(c) a copy of each Bill of Sale and Assumption Agreement, duly executed by Buyer;

(d) a copy of the Omnibus Bill of Sale and Assumption Agreement, duly executed by Buyer;

(e) a copy of the Distribution Agreement, duly executed by each of the Buyer Parties;

(f) a copy of the Transition Services Agreement, duly executed by each of the Buyer Parties; and

(g) a copy of the Carrier Support Escrow Agreement, duly executed by each of the Buyer Parties.

If the Closing occurs, all closing conditions set forth in this Article VIII that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by the Sellers.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.01 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained in this Agreement shall survive the Closing as follows:

(a) Each of the covenants contained in this Agreement shall survive the Closing and continue in full force and effect, subject to any limitation specifically applicable to such covenant herein.

(b) Each of the representations and warranties contained in Section 3.02 (Power and Authority), Section 3.03 (Enforceability), Section 3.05 (Brokers), and Section 3.07 (Investment Representations), Section 4.02 (Power and Authority), Section 4.03 (Enforceability), Section 4.04(a) (Retail Entities), Section 4.05(a) (Retail Subsidiaries), Section 4.05(c) (No other Subsidiaries), Section 4.11(a) (Title to Assets), Section 4.15 (Tax Matters), Section 4.30 (No Brokers) and Section 4.31 (No Fraudulent Conveyance) or in any certificate delivered pursuant to Section 7.11(a) as it relates to any of such representations and warranties (collectively, the “Fundamental Representations”) shall survive the Closing and continue in full force and effect until the later of twenty-four (24) months following the Closing Date or sixty (60) days following the expiration of any applicable statutes of limitations.

(c) Each of the representations and warranties contained in this Agreement (other than the Fundamental Representations) or in any certificate delivered pursuant to Section 7.11(a) as it relates to any of such representations and warranties (“Non-Fundamental Representations”) shall survive the Closing and continue in full force and effect until January 31, 2015.

No claim may be made for indemnification hereunder for breach of any representations, warranties or covenants after the expiration of the survival period applicable to such representation, warranty and covenant set forth above; provided that if any Buyer or any Seller, as applicable, delivers written notice to another Party of an indemnification claim for a breach of the representations, warranties and covenants within the applicable time periods set forth above, such claim shall survive until resolved or judicially determined.

9.02 Indemnification Provisions for Benefit of the Buyer Indemnitees.

(a) Subject to the terms and conditions of this Article IX, the Sellers will jointly and severally indemnify and hold harmless the Buyer Indemnitees from and against any Losses that any Buyer Indemnitee incurs (provided that an indemnification claim with respect to such Losses is made pursuant to this Article IX prior to the end of any applicable survival period) resulting from or arising out of any of the following:

(i) any breach or inaccuracy of any representation or warranty made by the Sellers in Article IV or in any certificate delivered pursuant to Section 8.05(a) as it relates to such representations and warranties,

(ii) any breach of any covenant or agreement of a Seller in this Agreement,

(iii) any of the Excluded Liabilities or Excluded Leases,

(iv) any severance payments or other claims (including, without limitation, any liability for wrongful discharge) as set forth in Section 5.13(g), or

(v) any Tax liability as set forth in Section 6.06(b).

(b) With respect to breaches by the Sellers of their Non-Fundamental Representations, the Sellers will not have any liability with respect to such matters until the Buyer Indemnitees have incurred aggregate Losses by reason of all such breaches in excess of an amount equal to $1,000,000 (the “Deductible”), after which point the Sellers will be jointly and severally obligated to indemnify the Buyer Indemnitees from and against all indemnifiable Losses in excess of the Deductible.

(c) With respect to breaches by the Sellers of their Non-Fundamental Representations, the aggregate maximum amount of Losses recoverable by the Buyer Indemnitees shall in no event exceed $10,000,000 (the “Cap”).

(d) Notwithstanding anything to the contrary in this Agreement, (i) the Buyer Indemnitees shall not be entitled to recover any Losses to the extent reflected or reserved for in the calculation of any component of the Cash Payment and (ii) the Buyer Indemnitees shall have no claim under this Article IX to the extent arising from actions taken or not taken by the Buyer Indemnitees, or any event or occurrence occurring (other than actions taken by Sellers in breach of the covenants in this Agreement), after Closing.

9.03 Indemnification Provisions for Benefit of the Seller Indemnitees.

(a) Subject to the terms and conditions of this Article IX, the Buyer Parties will jointly and severally indemnify and hold harmless the Seller Indemnitees from and against any Losses that any Seller Indemnitee incurs (provided that an indemnification claim with respect to such Losses is made pursuant to this Article IX prior to the end of any applicable survival period) resulting from or arising out of any of the following:

(i) any breach or inaccuracy of any representation or warranty made by the Buyer Parties in Article III,

(ii) any breach of any covenant or agreement of a Buyer in this Agreement,

(iii) any of the Assumed Liabilities, or

(iv) any payments or claims as set forth in Section 5.13(f), or any severance payments or other claims (including, without limitation, any liability for wrongful discharge) as set forth in Section 5.13(h).

(b) With respect to breaches by the Buyer Parties of their Non-Fundamental Representations, the Buyer Parties will not have any liability with respect to such matters until the Seller Indemnitees have incurred aggregate Losses by reason of all such breaches in excess of the Deductible, after which point the Buyer Parties will be jointly and severally obligated to indemnify the Seller Indemnitees from and against all indemnifiable Losses in excess of the Deductible.

9.04 Matters Involving Third Parties.

(a) If any Third Party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Article IX, then the Indemnified Party shall promptly (and in any event within ten (10) Business Days after receiving notice of the Third Party Claim) notify each Indemnifying Party thereof in writing, describing the claim, the amount thereof (if known and quantifiable) and the basis of the claim; provided that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnifying Party is obligated to be greater than such damages would have been had the Indemnified Party given the Indemnifying Party prompt notice hereunder.

(b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of his, her, or its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party is assuming such defense and that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests or the reputation of the Indemnified Party, and (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 9.04(b), (i) the Indemnified Party may retain separate co-counsel at his, her, or its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld), (C) the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld), and (D) the Indemnified Party will cooperate with the Indemnifying Party and its counsel in the review, investigation and defense of any such claim, shall make its personnel reasonably available, and shall provide such testimony and access to its books and records as is reasonably requested by the Indemnifying Party in connection therewith.

(d) In the event any of the conditions in Section 9.04(b) is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment on or enter into any settlement with respect to, the Third Party Claim in any manner he, she or it may reasonably deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), and (ii) the Indemnifying Parties will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article IX.

9.05 Determination of Losses.

(a) The amount of any Loss subject to indemnification under this Article IX shall be reduced for any net insurance proceeds (after reduction for the out-of-pocket costs and expenses incurred in connection with such recovery) and Tax Benefits actually received by the Indemnified Party on account of such Loss. In the event that an insurance recovery or a Tax Benefit is actually received by an Indemnified Party, in each case with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the amount of such recovery or Tax Benefit shall be made promptly to the Indemnifying Party that made or directed such indemnification payments to such Indemnified Party.

(b) The Indemnified Party shall use commercially reasonable efforts to obtain recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

(c) For purpose of determining the amount of any Loss resulting from or arising out of any breach or inaccuracy of any representation or warranty made by the Buyer Parties in Article III or the Sellers in Article IV (but not for purposes of determining whether there has been a breach or inaccuracy), each representation or warranty shall be read without giving effect to any qualification based on materiality or Material Adverse Effect (fully as if any such word or phrase were deleted from such representation or warranty).

9.06 Mitigation. Except with respect to breaches of Section 4.31 (Fair Consideration; No Fraudulent Conveyance), the Indemnified Party shall, and is obligated to, take all commercially reasonable steps to mitigate all indemnifiable Losses upon and after becoming aware of any event which would reasonably be expected to give rise to any Losses hereunder, and the costs incurred in connection with such mitigation shall be deemed to be indemnifiable Losses hereunder.

9.07 Exclusive Remedy. The Buyer Parties and the Sellers acknowledge and agree that, after the Closing, and except (a) with respect to instances of fraud or willful misconduct by any of the Parties or (b) as expressly provided elsewhere in this Agreement, the indemnification provisions in this Article IX shall be the sole and exclusive remedy of the Buyer Parties and the Sellers with respect to the transactions contemplated by this Agreement. The Parties may not avoid the limitations on liability, recovery and recourse set forth in this Article IX by seeking damages for breach of contract, tort or pursuant to any other theory or liability. Notwithstanding anything to the contrary in this Agreement, the Sellers’ aggregate liability under this Agreement shall in no event exceed the Cash Payment pursuant to Section 1.04. Nothing in this Section 9.07 shall prevent or prohibit a Party from seeking and/or obtaining specific performance or other injunctive relief as provided in Section 6.07 and Section 12.10.

9.08 Right of Offset. Without limiting any statutory, equitable or common law remedy that any Party (or other applicable Person) may have to recover Losses for a breach of this Agreement or any other Transaction Document by a party thereto, or other matters described in Section 9.02(a) or Section 9.03(a), in the event that there is a final judicial determination of such Losses made by a court or arbitrator with respect to any matters arising hereunder or under any other Transaction Document, a Party (on behalf of itself or another applicable Person) shall have the right, but shall not be required to, satisfy any claim for such indemnification (subject to the terms and conditions contained in this Article IX) by reducing any payment (or portion thereof) hereunder or under any other Transaction Document.

9.09 Other Indemnification Matters. All indemnification payments under this Article IX will be deemed adjustments to the Cash Payment. The right of a Buyer Indemnitee or Seller Indemnitee to indemnification or to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with, any of the representations, warranties, covenants, or agreements set forth in this Agreement. Except to the extent specifically provided in Section 5.06(a), the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements.

ARTICLE X

DEFINITIONS

10.01 Defined Terms. As used herein, the following terms shall have the following meanings:

“Account” means, with respect to a particular Person specified herein, a business account that results from such Person providing Retail Business to a Client of such Person.

“Acquired Retail Group Members” means the Retail Group Members, other than USAgencies.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Buyer Parties) relating to any (a) acquisition (whether in a single transaction or a series of related transactions) of all or a material portion of the assets of any Retail Group Member or the Retail Business (excluding sales of assets in the ordinary course of business), (b) acquisition (whether in a single transaction or a series of related transactions) of equity securities of any Retail Group Member, (c) merger, consolidation, share exchange, business combination or similar transaction providing for the acquisition of any Retail Group Member, or (d) the issuance of any equity by any Acquired Retail Group Members. For the avoidance of doubt, any inquiry, proposal or offer from any Person relating to any acquisition (whether in a single transaction or a series of related transactions) of all or substantially all of the assets or equity of Holdings shall not be considered an Acquisition Proposal.

“Active Prospective Client” means, with respect to a particular Person specified herein, any other Person, (a) who or which had been identified with reasonable particularity by such specified Person in its business records, within the twelve (12) months preceding a date described herein, as a possible Client, or (b) to whom or which such specified Person had communicated within the twelve (12) months preceding such date, in writing or otherwise, with respect to becoming a Client.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affirmative Insurance Services” has the meaning set forth the Preliminary Statements.

“Affirmative Services” has the meaning set forth in the Preamble.

“Affordable” has the meaning set forth in the Preliminary Statements.

“Agreement” has the meaning forth in the Preamble.

“Allocation” has the meaning set forth in Section 6.06(f)(ii)(B).

“Alternative Capacity Arrangement” means any reinsurance that replaces the reinsurance provided under the Greenlight Reinsurance Contract that is on substantially the same terms as those provided thereunder or any other reinsurance contract or other capital transactions, in either case, that are sufficient for Affirmative Insurance Company to satisfy its capital capacity and other obligations under the Distribution Agreement.

“APF” has the meaning set forth in the Preliminary Statements.

“Assumed Liabilities” has the meaning set forth in Section 1.02(e).

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.03.

“Benefit Plan Transition Period” has the meaning set forth in Section 5.13(c).

“Bill of Sale and Assumption Agreement” means the Bill of Sale and Assumption Agreement providing for the Buyer’s purchase of the Purchased Assets from USAgencies and Affirmative Services, as applicable, and assumption of the Assumed Liabilities in the forms attached hereto as Exhibits G-1 and G-2.

“Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York, New York are authorized or required by law to close.

“Buyer’s 401(k) Plan” has the meaning set forth in Section 5.13(d)

“Buyer Parties” has the meaning set forth in the Preamble.

“Buyer Indemnities” means each Buyer and its Affiliates and their respective officers, directors, managers, members, partners, employees, agents and representatives, together with their respective successors and assigns.

“Buyer Benefit Plans” has the meaning set forth in Section 5.13(c).

“Buyer Lenders” has the meaning set forth in Section 3.06.

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement and perform all of its obligations hereunder.

“Cap” has the meaning set forth in Section 9.02(c).

“Carrier Support Escrow Agent” means JPMorgan Chase Bank, National Association.

“Carrier Support Escrow Agreement” means the Escrow Agreement, in the form attached hereto as Exhibit H.

“Carrier Support Escrow Fund” has the meaning ascribed to it in the Carrier Support Escrow Agreement.

“Carrying On a Retail Insurance Business” shall have the meaning set forth in Section 6.07(c).

“Carrying On a Premium Finance Business” shall have the meaning set forth in Section 6.07(d).

“Cash Amount” means, as of 12:01 a.m. on the Closing Date, all cash, cash equivalents and marketable securities held by an Acquired Retail Group Member at such time determined in accordance with GAAP, less amounts needed to satisfy applicable fiduciary funds Laws.

“Cash Payment” has the meaning set forth in Section 1.04(a).

“Change of Control” means the occurrence of any of the following with respect to Buyer Parent or any successor to all or substantially all of the assets of Buyer Parent (each a “Control Party”):

(a) any Unrelated Person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding securities of the Control Party having the power to vote for the election of directors, managers or other governing body of the Control Party (unless ABRY Partners VII, LP and its Affiliates otherwise have the right, directly or indirectly, to designate (and do so designate) a majority of the board of directors, managers or other governing body of the Control Party at such time);

(b) the equityholders of the Control Party approve, or there occurs, a merger or consolidation of the Control Party with another person after giving effect to which an Unrelated Person becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding securities of the surviving company having the power to vote (unless ABRY Partners VII, LP and its Affiliates otherwise have the right, directly or indirectly, to designate (and do so designate) a majority of the board of directors, managers or other governing body of the surviving company at such time); or

(c) the equityholders of the Control Party approve, or there occurs, a transfer of all or substantially all of the assets of the Control Party to an Unrelated Person; or

(d) ABRY Partners VII, LP and its Affiliates cease to directly or indirectly have the right to designate (or fail to so designate) a majority of the board of directors, managers on other governing body) of the Control Party.

“Client” means, with respect to a Person specified herein, any other Person to whom or which such specified Person (or any of its employees or independent producers on behalf of such specified Person) has provided, at any time within the twelve (12) months preceding a date described herein, any Retail Business services.

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 2.01.

“Closing Statement” has the meaning set forth in Section 1.07(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any proprietary confidential information or trade secrets of a Person specified herein, that is Primarily Related to the Retail Business or attributable to a Retail Facility and confers or tends to confer a competitive advantage on such Person and/or has commercial value for such Person’s business, including, but not limited to:

(a) the identity of any Client or any Active Prospective Client of such Person, the identity, authority and responsibilities of key contacts at each such Client and Active Prospective Client, and the service cost burden with respect to each such Client and Active Prospective Client;

(b) the specific types of products, services and insurance coverage provided or to be provided to any Client or Active Prospective Client of such Person, and the specific fees for such products, services and insurance coverage, and the specific expiration dates, commission rates, fees, insurance premiums and other terms and conditions relating thereto;

(c) the operations manuals, prospecting manuals and guidelines, pricing policies and related information, marketing manuals and plans, and business strategies, techniques and methodologies of such Person;

(d) the financial information and compensation data, including information set forth in internal records, files and ledgers, or incorporated in profit and loss statements, fiscal reports and business plans, of such Person;

(e) the inventions, discoveries, devices, algorithms, computer hardware and computer software (including any source code, object code, documentation, diagrams, flow charts, know-how, methods or techniques associated with the development or use of the foregoing computer software) of such Person;

(f) all internal memoranda and other office records, including electronic and data processing files and records of such Person; and

(g) any other information constituting a trade secret of such Person under the governing trade secrets law;

provided, however, that Confidential Information of such Person shall not include information which is or becomes generally known to the public, or generally available to the public, unless such knowledge or availability is as a result of a disclosure, directly or indirectly, by the Party to be charged hereunder in violation of this Agreement or any other contractual, legal or fiduciary obligation to which such Party is bound.

“Confidentiality Agreement” has the meaning set forth in Section 5.08.

“Confie Seguros Company” means Buyer Parent, any of its Subsidiaries (including, without limitation, Buyer) or any of their respective successors or assigns.

“Contingent Escrow Agreement” has the meaning set forth in Section 1.08(f).

“Continuing Employee” has the meaning set forth in Section 5.13(a).

“Contract” means any indenture, undertaking, debt, instrument, contract, lease, license, commitment, arrangement or other legally binding agreement (whether written or oral).

“Deductible” has the meaning set forth in Section 9.02(b).

“Disclosure Schedule” means the disclosure schedule delivered by one Party to the other Party on the date hereof regarding certain exceptions to the representations and warranties in Article III and Article IV as applicable.

“Distribution Agreement” means the Distribution Agreement, in the form attached hereto as Exhibit I.

“Driver’s Choice” has the meaning set forth in the Preliminary Statements.

“Energy Contracts” means the contracts specifically listed and described on Schedule 10.1(A).

“Environmental Laws” means all Laws enacted and in effect on or prior to the Closing Date concerning pollution or protection of public health and safety or the environment, including, but not limited to, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, control, or cleanup of any hazardous materials, substances or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Cash Payment” has the meaning set forth in Section 1.05.

“Excluded Contracts” has the meaning set forth in Section 1.02(b)(vi).

“Excluded Liabilities” has the meaning set forth in Section 1.02(f).

“Excluded Leases” shall mean the leases to which Property is party, as more specifically listed and described in Schedule 10.1(B).

“Expiration of the Benefit Plan Transition Period” has the meaning set forth in Section 5.13(c).

“Financial Statements” has the meaning set forth in Section 4.07.

“Financing” has the meaning set forth in Section 3.06.

“Financing Commitment” has the meaning set forth in Section 3.06.

“Fundamental Representations” has the meaning set forth in Section 9.01(b).

“Funded Debt” means indebtedness for borrowed money and any accrued interest or prepayment premiums or penalties related thereto, but shall not include capital leases, accrued liabilities or accounts payable.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, applied in a manner consistent with that used in preparing the Financial Statements.

“Governmental Authority” means any foreign, federal, state, provincial or local governmental or regulatory commission, board, bureau, agency, court or regulatory or administrative body.

“Greenlight Reinsurance Contract” means that certain Automobile Quota Share Reinsurance Contract executed March 28, 2013 and effective as of March 31, 2013, issued to Affirmative Insurance Company by Greenlight Reinsurance, Ltd., as amended pursuant to Addendum No.1 of even date therewith.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Hazardous Substances means any chemicals, materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” or “extremely hazardous wastes,” under any Environmental Law.

“Income Taxes” means any Taxes that are based on or related to income.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indemnified Party” has the meaning set forth in Section 9.04(a).

“Indemnifying Party” has the meaning set forth in Section 9.04(a).

“Independent Auditor” has the meaning set forth in Section 1.07(a).

“InsureOne” has the meaning set forth in the Preliminary Statements.

“Insurance Policies” has the meaning set forth in Section 4.16.

“Intellectual Property” means all right, title and interest in or relating to all intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including, but not limited to the following: (a) service marks, trademarks, trade names, trade dress, logos and corporate names (and any derivations, modifications or adaptations thereof), Internet domain names, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof (including, without limitation, the trade names and other business names described in Section 4.19(a) of the Disclosure Schedule) (collectively, “Marks”); (b) patents and patent applications, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions thereof (collectively, “Patents”); (c) copyrights, works of authorship, content on Internet websites, and all registrations and applications thereof (collectively, “Copyrights”); and (d) all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether or not patentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other embodiments of any of the foregoing, in any form or media whether or not specifically listed herein.

“Insurance Licenses” has the meaning set forth in Section 4.17.

“Interim Financial Statements” has the meaning set forth in Section 4.07.

“Joint Information” means any Confidential Information used to engage in both the Retail Business and the businesses of the Sellers other than the Retail Business.

“Knowledge” means (a) when used with respect to the Sellers, the actual knowledge of the individuals listed in Schedule 10.2, or such knowledge as would have been obtained by such individuals as a result of making reasonable investigation and due inquiry, in light of the applicable facts and circumstances and (b) when used with respect to the Buyer Parties, the actual knowledge of the individuals listed in Schedule 10.3, or such knowledge as would have been obtained by such individuals as a result of making reasonable investigation and due inquiry, in light of the applicable facts and circumstances; provided, however, that “reasonable investigation and due inquiry” shall not require any of such individuals to make inquiries of any Governmental Authority or third parties (other than employees of such Party and any of its Subsidiaries).

“Latest Balance Sheet” means the balance sheet contained in the Interim Financial Statements.

“Law” means any federal, state, local, municipal, foreign, order, constitution, law, ordinance, rule, regulation, statute or treaty.

“Leased Real Property” has the meaning set forth in Section 4.21(a).

“Lien” means any lien, charge, mortgage, pledge, security interest, charge, encumbrance, claim, demand, right of first refusal, or easement or transfer restriction (other than restrictions on transfer generally arising under federal and state securities Laws).

“Letter of Credit” has the meaning set forth in Section 1.08(f).

“LIFCO” has the meaning set forth in the Preliminary Statements.

“LIFCO Indebtedness” means the aggregate amount payable, including, without limitation principal, interest and fees, under that certain Fourth Amended and Restated Intercompany Subordinated Demand Promissory Note Number 1, dated May 1, 2008, issued by LIFCO, as Payor, in favor of Affirmative Insurance Company, as Payee, as amended from time to time.

“Litigation” any action, cause of action, claim, demand, suit, proceeding, charge, citation, summons, subpoena, hearing, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or threatened, by or before any court, tribunal, arbitrator or other Governmental Authority.

“Loss” means, with respect to any Person, any actual damage (including diminution in value of the Retail Business), liability, demand, claim, action, cause of action, cost, deficiency, penalty, fine or other actual loss or out-of-pocket expense (including reasonable attorneys’ fees), whether or not arising out of a Third Party Claim, against or affecting such Person; provided, that the Parties agree that “Loss” shall not include any incidental, consequential, (other than diminution in value of the Retail Business), special, indirect or punitive damages, or lost profits (except to the extent any incidental, consequential, special, indirect or punitive damages, or lost profits are payable by an Indemnified Party to a Third Party in connection with a Third Party Claim).

“Make-Whole Payment” has the meaning set forth in Section 2.3.2.2 of the Distribution Agreement.

“Marketing Period” means a period of thirty (30) consecutive days commencing on the date hereof; provided, that if the last day of the Marketing Period is not a Business Day, the Marketing Period shall be extended until the next Business Day; provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing is funded

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that alone or in combination (a) has had or would reasonably be expected to have a material adverse effect on business, assets, properties, financial condition, results of operations or operations of a Retail Group Member, after taking into effect any insurance recoveries, provided that any adverse change, effect, event, occurrence, state of facts or development attributable to any of the following, either alone or in combination, shall not constitute, and shall not be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) the execution, delivery, announcement or pendency of this Agreement or the transactions contemplated by this Agreement; (ii) conditions generally affecting the industry in which the Retail Group Member participates, the U.S. economy as a whole or the capital, credit or financial markets in general or the markets in which the Retail Group Member operates, in each case that do not have a disproportionate effect on the Retail Group Member relative to other Persons in the industry; (iii) any action taken or statement made by a Buyer Party or its Affiliates or their respective representatives; (iv) compliance with the terms of, or the taking of any action required by, this Agreement or approved in writing by Buyer Parties; (v) any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof by a Governmental Authority (only to the extent such change does not prevent the Retail Group Member from operating its respective businesses in the ordinary course consistent with past practice); (vi) any acts of war (whether or not declared), armed hostilities, sabotage or terrorism occurring after the date of this Agreement or the continuation, escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, in each case that do not have a disproportionate effect on the Retail Group Member relative to other Persons in the industry; (vii) any earthquakes, hurricanes, floods or other natural disasters, in each case that do not have a disproportionate effect on the Retail Group Member relative to other Persons in the industry; or (viii) the failure by the Retail Group Member to meet any projections, estimates or budgets for any period prior to, on or after the date of this Agreement (but excluding herefrom any effect, event, development, occurrence or change underlying such failure to the extent such effect, event, development, occurrence or change would otherwise constitute a Material Adverse Effect); or (x) any deterioration in the business, financial condition and/or prospects of the Retail Group to the extent it relates to or arises out of circumstances or conditions existing as of the date of this Agreement that were specifically set forth in the Disclosure Schedule as of the date of this Agreement; or (b) would prevent or materially delay the Sellers from consummating the transactions contemplated by this Agreement.

“Material Carriers” has the meaning set forth in Section 4.20.

“Material Contracts” has the meaning set forth in Section 4.18(a).

“Non-Fundamental Representations” has the meaning set forth in Section 9.01(c).

“Non-Retail Employees” has the meaning set forth in Section 5.13(a).

“Objection Disputes” has the meaning set forth in Section 1.07(a).

“Objection Statement” has the meaning set forth in Section 1.07(a).

“Omnibus Bill of Sale and Assumption Agreement” means the Omnibus Bill of Sale and Assumption Agreement in the form attached hereto as Exhibit J.

“One Source License Agreement” has the meaning set forth in the Preliminary Statements.

“Order” means any order, civil investigative demand, judgment, injunction, award, decree, declaration, arbitration award or writ issued by any Governmental Authority.

“Ordinary Course of Business’’ means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means, with respect to an entity specified herein, its certificate or articles of incorporation or formation (including certificates of designations) and bylaws, or its certificate or articles of organization and operating agreement, and other organizational documents, as may be applicable to such entity.

“Overlap Period” means a taxable period that begins before and ends after the Closing Date.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Payoff Amount” has the meaning set forth in Section 1.06(a)(iv).

“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Retail Group; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business; (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of the Retail Group; (e) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (f) liens on goods in transit incurred pursuant to documentary letters of credit; and (g) purchase money liens and liens securing rental payments under capital lease arrangements, (h) restrictions on the resale of securities arising under federal or state securities Laws, and (i) prior to Closing, liens and encumbrances that will be released upon payment of the Payoff Amount.

“Person” means an individual, partnership, corporation, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

“Post-Signing Buyer Developments” has the meaning set forth in Section 5.06(b).

“Post-Signing Seller Developments” has the meaning set forth in Section 5.06(a).

“Pre-Closing Tax Period” has the meaning set forth in Section 4.15(b).

“Pre-Closing Transactions” has the meaning set forth in the Preliminary Statements.

“Premium Finance Business” means the business of providing premium financing for motorcycle and automobile insurance policies.

“Premium Finance Restricted Period” shall mean:

(i) For Alabama and Louisiana, the period beginning on the Closing Date and ending upon the termination or expiration of the term of the Distribution Agreement;

(ii) For Illinois, Indiana, Kansas, Missouri, South Carolina, Texas and Wisconsin, the period beginning on the Closing Date and ending on the third anniversary of the Closing Date.

“Premium Finance” has the meaning set forth in the Preliminary Statements.

“Property” has the meaning set forth in the Preliminary Statements.

“Purchased Assets” has the meaning set forth in Section 1.02(a).

“RBC Ratio” means the risk–based capital ratio as defined in applicable state insurance codes.

“Real Property Leases” has the meaning set forth in Section 4.21(c).

“Restricted Territory” means the states of Kansas, Missouri, Illinois, Indiana, Texas, Louisiana, Alabama, South Carolina and Wisconsin.

“Restrictive Covenants” means the restrictive covenants applicable to Sellers under Section 6.07.

“Retail” has the meaning set forth in the Preliminary Statements.

“Retail Business” means the Retail Insurance Business (engaged in solely as an insurance agent or broker) and the Premium Finance Business.

“Retail Insurance Business” means the business of selling motorcycle and automobile insurance policies directly to insureds. For the sake of clarity, the term “Retail Insurance Business” shall not include the business of (i) selling insurance that is processed through an unaffiliated insurance agent or broker, (ii) underwriting or (iii) processing claims.

“Retail Employees” has the meaning set forth in Section 4.13(a).

“Retail Entities” has the meaning set forth in the Preliminary Statements.

“Retail Entity Equity Interests” has the meaning set forth in Section 4.04(a).

“Retail Facility” means any Leased Real Property other than the property leased pursuant to Excluded Leases.

“Retail Group” means collectively the Retail Entities and Retail Subsidiaries.

“Retail Group Members on a Stand Alone Basis” has the meaning set forth in Section 4.07.

“Retail Subsidiaries” has the meaning set forth in the Preliminary Statements.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Report” means the quarterly report on Form 10-Q or annual report on Form 10K required to be filed with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

“Section 338 Elections” has the meaning set forth in Section 6.06(f)(i).

“Section 338 Election Forms” has the meaning set forth in Section 6.06(f)(ii)(A).

“Securities Act” means the Securities and Exchange Act of 1933, as amended.

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ 401(k) Plan” has the meaning set forth in Section 5.13(d).

“Seller Benefit Plans” has the meaning set forth in Section 4.14(a).

“Seller Indemnities” means each Seller and its Affiliates and their respective officers, directors, managers, members, partners, employees, agents and representatives, together with their respective successors and assigns.

“Seller Policies” has the meaning set forth in Section 6.02(d).

“Seller Senior Credit Agreement” means the Credit Agreement dated as of January 31, 2007 (as amended, restated, supplemented or otherwise modified) by and among Holdings, the Lenders party thereto, the Administrative Agent, the Collateral Agent and the other Agents and Arrangers named therein.

“Seller Transaction Expenses” means, to the extent not paid prior to the Closing without duplication, the aggregate amount of fees, costs, and expenses incurred by or on behalf of Holdings or any of its Subsidiaries (including the Retail Group Members), in connection with any of the Transactions or Transaction Documents, including investment banking, legal, accounting, tax, professional, advisory and consulting fees and expenses, and any success, retention or change of control bonus or severance or similar payments (and related payroll Taxes) incurred as a result of or in connection with any of the Transactions or Transaction Documents.

“Senior Indebtedness” means Funded Debt under the Seller Senior Credit Agreement.

“Senior Lender” means the Lenders as defined in the Seller Senior Credit Agreement.

“Software” means any and all: computer programs, whether in source code or object code; databases and compilations, whether machine readable or otherwise; descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Statutory Report” means the Quarterly Statements and the Annual Statements of the insurance Subsidiaries of Holdings, required to be filed with the pertinent state departments of insurance.

“Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity or ownership interests, or has the power to elect or direct the election of a majority of the board of directors or other governing body of such legal entity.

“Tax Benefit” means any deduction, amortization, exclusion from income or other allowance that actually reduces in cash the amount of Taxes that Buyer Parties (or any other Confie Seguros Company or any successor thereto) would have been required to pay (or actually increases in cash the amount of Tax refund to which any such Person would have been entitled) in the absence of the breach or item giving rise to the indemnity claim, in any such case to be taken into account when such cash reduction occurs or cash refund is received.

“Tax Matter” means any inquiry, claim, assessment, audit or similar event with respect to Taxes for which the Sellers may be liable under this Agreement.

“Tax Return” means any declaration, estimate, return, report, information statement, schedule or other document (including any related or supporting information) with respect to Taxes that is required to be filed with any Taxing Authority, and shall include any refund claim or other amendment of a Tax Return.

“Tax” or “Taxes” means all federal, provincial, territorial, state, municipal, local, domestic, foreign or other taxes, imposts, and assessments including, without limitation, ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, employment, excise, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, social security, stamp, transfer, transfer gains, unemployment, use, value added, windfall profits, and withholding, together with any interest, additions, fines or penalties with respect thereto or in respect of any failure to comply with any requirement regarding Tax Returns and any interest in respect of such additions, fines or penalties and shall include any transferee liability in respect of any and all of the above.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority that has the right to impose Taxes on any Retail Group Member or with respect to the income, assets, properties, activities or operations comprised in the Purchased Assets.

“Third Party” means any person not a signatory to this Agreement and not an Affiliate of any signatory hereto.

“Third Party Claim” has the meaning set forth in Section 9.04(a).

“Trademark and Domain Name Assignment” means the Trademark Assignment and Domain Name Assignment, collectively, in the forms attached hereto as Exhibits K-1 and K-2.

“Transactions” has the meaning set forth in the Preliminary Statements.

“Transaction Documents” means this Agreement, any document, instrument or certificate delivered pursuant to this Agreement, any collateral agreements executed in connection with the consummation of the transactions contemplated hereby and any other agreement entered into pursuant to the terms hereof.

“Transition Services Agreement” means the Transition Services Agreement, in the form attached hereto as Exhibit L.

“Traditional Media” means solicitation through television, radio or print (including direct mail and flyers) advertising.

“Traditional Media Restricted Period” shall mean:

(i) For Alabama and Louisiana, the period beginning on the Closing Date and ending on the earlier of (x) the third anniversary of the Closing Date and (y) the date on which the Buyer Parties are no longer marketing and selling insurance policies written by Seller or any of its Affiliates pursuant to a producer agreement with Seller or its Affiliates.

(ii) For Illinois, Indiana, Missouri, South Carolina and Texas, the period beginning on the Closing Date and ending on the second anniversary of the Closing Date.

“Unrelated Person” means a Person that is not ABRY Partners VII, LP or any of its Affiliates.

“USAgencies” has the meaning set forth in the Preliminary Statements.

“Working Capital” means as of 12:01 a.m. on the Closing Date (a) the current assets (excluding any Cash Amount and any Income Tax assets and any deferred Income Tax assets) of the Acquired Retail Group Members together with those current assets included in the Purchased Assets, minus (b) the current liabilities of the Acquired Retail Group Members together with those current liabilities included in the Assumed Liabilities (excluding any Income Tax liabilities and any deferred Income Tax liabilities) and the other liabilities set forth on Schedule 10(WC).

“Working Capital Deficit” means the amount by which the Working Capital as of the Closing Date is less than $16,962,000.

“Working Capital Surplus” means the amount by which the Working Capital as of the Closing Date is greater than $16,962,000.

“Year-End Financial Statements” has the meaning set forth in Section 4.07.

10.02 Other Definitional Provisions.

(a) All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.

(b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) All references to “$” in this Agreement shall be deemed references to United States dollars.

(d) Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

ARTICLE XI

TERMINATION

11.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of the Buyer Parties and the Sellers;

(b) by Buyer Parties, if (i) Buyer Parties are not in material breach of this Agreement and there has been a violation or breach by any Seller of any covenant, representation or warranty contained in this Agreement which prevents the satisfaction of any condition to the obligations of the Buyer Parties to complete the Closing and (A) such violation or breach has not been waived (or deemed to be waived under Section 5.06(a)) by the Buyer Parties; (B) the Buyer Parties have provided written notice to the Sellers of such violation or breach; and (C) the Sellers have not cured such violation or breach within ten (10) Business Days after receiving written notice thereof from the Buyer Parties; or (ii) the transactions contemplated hereby have not been consummated by October 31, 2013; provided, however, the Buyer Parties shall not be entitled to terminate this Agreement pursuant to Section 11.01(b)(ii) if the Buyer Parties’ breach of this Agreement or willful or negligent conduct has substantially contributed to the failure of, or has prevented, the consummation of the transactions contemplated hereby to occur by October 31, 2013;

(c) by the Sellers, if (i) the Sellers are not in material breach of this Agreement and there has been a violation or breach by the Buyer Parties of any covenant (other than a covenant contained in Section 5.09, the sole remedy for which, other than seeking specific performance of such covenant as and to the extent provided in Section 12.10) shall be Sellers’ right to terminate this Agreement pursuant to (and if permitted by the terms of) Section 11.01(e), representation or warranty contained in this Agreement which prevents the satisfaction of any condition to the obligations of the Sellers to complete the Closing and (A) such violation or breach has not been waived (or deemed to be waived under Section 5.06(b)) by the Sellers; (B)

the Sellers have provided written notice to the Buyer Parties of such violation or breach; and (C) the Buyer Parties have not cured such violation or breach within ten (10) Business Days after receiving written notice thereof from the Sellers; or (ii) the transactions contemplated hereby have not been consummated by October 31, 2013; provided, however, the Sellers shall not be entitled to terminate this Agreement pursuant to Section 11.01(c)(ii) if the Sellers’ breach of this Agreement or willful misconduct has substantially contributed to the failure of, or has prevented, the consummation of the transactions contemplated hereby to occur by October 31, 2013; and provided, further, that any termination of this Agreement pursuant to this Section 11.01(c) shall be deemed a termination pursuant to Section 11.01(e) if at the time of such termination the Sellers were entitled to terminate this Agreement pursuant to Section 11.01(e); or

(d) by either the Buyer Parties or the Sellers, if any Governmental Authority shall have enacted, promulgated, issued, entered or enforced any injunction, judgment, order or ruling permanently enjoining or prohibiting the Transactions, which shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 11.01(d) shall not be available to any Party whose failure to fulfill any obligation or condition under this Agreement has been the cause of, or resulted in, such injunction, judgment, order or ruling.

(e) by the Sellers if (i) all of the conditions set forth in Article VII have been satisfied (other than those conditions that by their nature would be satisfied at the Closing, but subject to such conditions being satisfied assuming a Closing would occur), (ii) the Buyer Parties have not consummated the Closing on or prior to October 31, 2013 due to the failure of all or any portion of the Financing to be funded at the Closing.

11.02 Termination Fee. If this Agreement is terminated (or deemed to be terminated) by Sellers pursuant to Section 11.01(e), then Buyer Parties will pay Holdings (on behalf of the Sellers) an amount equal to $7,500,000 (the “Termination Fee”). In the event the Termination Fee is payable, such fee will be paid to Holdings by Buyer Parties in immediately available funds within five (5) Business Days after the date of the event giving rise to the obligation to make such payment. Any amounts not paid when due shall accrue interest at the rate of Five Percent (5%) per month. Notwithstanding anything to the contrary in this Agreement, in the event that this Agreement is terminated (or deemed to be terminated) by Sellers pursuant to Section 11.01(e), the Parties agree that (i) the Termination Fee shall be and shall be deemed to be liquidated damages, and (ii) Sellers’ right to terminate this Agreement, pursuant to and in accordance with Section 11.01(e), and to receive the Termination Fee pursuant to and in accordance with this Section 11.02, shall constitute the sole and exclusive remedy of Sellers and their Affiliates relating to or arising out of this Agreement and the transactions contemplated hereby with respect to any breach of this Agreement by Buyer Parties, and (iii) in no event shall the Sellers or any of their respective Affiliates seek any damages or any other recovery, judgment of any kind, at law or in equity or otherwise, including, without limitation, any direct, indirect, consequential or punitive damages, other than the Termination Fee, against Buyer Parties or its Affiliates or any of their respective representatives, directors, officers, employees, partners, managers, members or equityholders, in connection with or arising out of this Agreement or any breach or alleged breach hereof, and (iv) upon payment of the Termination Fee, the Buyer Parties will be deemed forever released from any further obligation or liability under or with respect to this Agreement. The Parties acknowledge that the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, no Party would enter into this Agreement. The provisions of this Section 11.02 are intended to be for the benefit of, and shall be enforceable by, each Buyer Party.

11.03 Effect of Termination. If any Party validly terminates this Agreement pursuant to Section 11.01, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party, except for Section 11.02, this Section 11.03 and Article XI and pursuant to the Confidentiality Agreement, which each shall survive the termination of this Agreement as applicable and in accordance with their terms; provided, however, that except as provided in Section 11.02, the termination of this Agreement (including, but not limited to, any termination pursuant to Sections 11.01(b)(ii) or 11.01(c)(ii) but excluding a termination pursuant to (or deemed pursuant to) Section 11.01(e)) shall in no way limit any claim by a Party that another Party willfully breached the terms of this Agreement prior to or in connection with such termination, including by failing to consummate the transactions contemplated by this Agreement, nor shall such right of termination limit the right of such non-breaching Party to seek specific performance to the extent provided in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, none of the Buyer Lenders shall have any liability to the Sellers or any of their Affiliates or any other Person (other than the Buyer Parties and its permitted assigns in respect of the Financing) relating to or arising out of this Agreement or the Financing, whether at law or equity, in contract or in tort or otherwise, and none of the Sellers or any of their Affiliates or any other Person (other than the Buyer Parties and its permitted assigns in respect of the financing) shall have any rights or claims against any of the Buyer Lenders under this Agreement or the Financing, whether at law or equity, in contract or in tort, or otherwise.

ARTICLE XII

GENERAL PROVISIONS

12.01 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, one (1) day after deposit with Federal Express or similar overnight courier service, upon transmission by facsimile if a customary confirmation of transmission is received during normal business hours and, if not, the next business day after transmission or three (3) days after being mailed by first class mail, return receipt requested. Notices, demands and communications to a Buyer Party and a Seller shall, unless another address is specified in writing, be sent to the addresses indicated below:

(a)	if to any Buyer Party, to:

c/o Confie Seguros Holding Co.

7711 Center Ave, Suite 200

Huntington Beach, CA 92647

Attn: General Counsel

Phone: (714) 252-2755

Facsimile: (714) 252-2606

with a copy to (which notice shall not constitute notice to the Buyer):

Michelman & Robinson LLP

800 Third Avenue, 24th Floor

New York, NY 10022

Attn: Douglas Morea, Esq.

Telephone: (212) 730-7700

Facsimile: (212) 730-7725

if to any Seller, to:

Affirmative Insurance Holdings, Inc.

150 Harvester Drive, Suite 300

Burr Ridge, Illinois 60527

Attention: Joseph Fisher

Facsimile: (877) 417-2261

with a copy to (which notice shall not constitute notice):

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606

Attention: Scott M. Williams

Facsimile: (312) 984-7700

12.02 Entire Agreement. This Agreement (including the Exhibits and Schedules attached hereto) and other documents delivered at the Closing pursuant hereto or thereto, contain the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between the Parties with respect to such subject matter, other than the Confidentiality Agreement. The Disclosure Schedule, Exhibits and Schedules constitute a part hereof as though set forth in full above.

12.03 Expenses. Except as otherwise provided herein, the Parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement; provided however, that Sellers shall also pay the fees and expenses, including the counsel fees, of the Retail Group Members incurred in connection with this Agreement.

12.04 Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Parties. No failure to exercise and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

12.05 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and assigns. Nothing expressed or implied herein or therein shall be construed to give any other person any legal or equitable rights hereunder. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by the Parties hereto without the prior written consent of the other Party. Notwithstanding the foregoing a Party may assign or pledge its rights under this Agreement to its lenders for collateral security purposes.

12.06 Counterparts. This Agreement may be executed in any number of counterparts (including by means of facsimile and electronically transmitted portable document format (pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument.

12.07 Interpretation; Schedules. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings contained herein and on the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Schedules. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules hereto is not intended to imply that such amounts, or higher or lower amounts, or the items so included, are or are not required to be disclosed, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in a Schedule hereto is or is not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material). The disclosure of any information concerning a matter in the Disclosure Schedule does not imply that any other undisclosed matter that has a greater significance or value is material. The disclosure of an item in one section of the Disclosure Schedule shall not be deemed a disclosure of such item in any other section of the Disclosure Schedule unless referred to specifically in such other section or such cross reference can be reasonably inferred when taking into consideration the item being disclosed. The Disclosure Schedule will be arranged in sections corresponding to the numbered sections of this Agreement. The information contained in the Schedules hereto is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party to any Third Party of any matter whatsoever, including of any violation of Law or breach of any agreement. The representations and warranties of one Party shall not be affected or deemed waived by reason of any investigation made by or on behalf of the other Party (or by any of its advisors, consultants or representatives) or by reason of the fact that such other Party or any of its advisors, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate.

12.08 Governing Law; Interpretation. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Delaware.

12.09 Forum Selection and Consent to Jurisdiction. Each of the Parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting within New Castle County in the State of Delaware), and any respective appellate court, in any action or Proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the Parties to this Agreement hereby irrevocably and unconditionally (a) agrees not to commence any such action or Proceeding except in such courts; (b) agrees that any claim in respect of any such action or Proceeding may be heard and determined in such Delaware Chancery Court or, to the extent permitted by law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or Proceeding in any such Delaware Chancery Court or Federal court; and (d) waives, to the fullest extent permitted by law, the defense of lack of personal jurisdiction or an inconvenient forum to the maintenance of such action or Proceeding in any such Delaware Chancery Court or Federal court. Each of the Parties to this Agreement hereby agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Parties to this Agreement hereby irrevocably consents to service of process in the manner provided for notices in Section 12.01. Nothing in this Agreement shall affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable law.

12.10 Specific Performance.

(a) Each of the parties hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that, subject to Section 11.02 and Section 12.10(b), prior to the termination of this Agreement pursuant to Section 11.01, such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce its rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

(b) Notwithstanding the foregoing, it is explicitly agreed that the Sellers shall be entitled to seek specific performance of the Buyer Parties’ obligations set forth in Section 5.09, but that Sellers shall not be entitled to seek monetary damages for any breach by Buyer Parties’ of such obligations (other than the Termination Fee). Additionally, it is explicitly agreed that the Sellers shall be entitled to seek specific performance of the Buyer Parties’ obligation to effectuate the Closing and deliver the Estimated Cash Payment at the Closing as required hereunder if and only if (i) the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature would be satisfied at the Closing, but subject to such conditions being satisfied assuming a Closing would occur) and nothing has occurred and no condition exists that would cause the failure of any of the conditions set forth in Article VII to be satisfied, (ii) the Buyer Parties are required to complete the Closing pursuant to Section 2.01, (iii) the Financing has been funded or the lenders party to the Financing Commitment have irrevocably confirmed in a written notice delivered to the Buyer Parties that (A) all conditions to the funding of the Financing have been satisfied (other than any condition that by its nature would be satisfied at the Closing, but subject to such condition being satisfied assuming a Closing would occur) and (B) the Financing will be funded at the Closing if the Buyer Parties consummate the Closing, (iv) the Sellers have irrevocably confirmed in a written notice delivered to the Buyer Parties that, if an order of specific performance is granted and the Financing is funded, then the Closing will occur, and (v) the Buyer Parties have not consummated the Closing within three (3) Business Days of the notice referred to in clause (iv).

12.11 Arm’s Length Negotiations; Drafting. Each Party herein expressly represents and warrants to the other Parties that before executing this Agreement, said Party has fully informed itself of the terms, contents, conditions and effects of this Agreement; said Party has relied solely and completely upon its own judgment in executing this Agreement; said Party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, which is the result of arm’s length negotiations conducted by and among the Parties and their respective counsel. This Agreement shall be deemed drafted jointly by the Parties and nothing shall be construed against one Party or another as the drafting Party.

12.12 Confidentiality; Publicity. Except as may be required by Law or applicable securities regulation, or as otherwise permitted or expressly contemplated herein, no Party or its respective Affiliates, employees, agents and representatives shall disclose to any Third Party the existence of this Agreement or the subject matter or terms hereof without the prior consent of the other Party hereto. Except as required by Law or applicable securities regulation, no press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing, any other announcement or communication to the employees, customers, suppliers, insureds, reinsurers, landlords or other third parties having relations with the Retail Group, shall be issued or made by any Party without the approval of the other Party.

12.13 Third Party Beneficiary or Rights to Rely. Nothing in this Agreement is intended to or shall create for or grant to any Third Party (including without limitation to any former, current or future employees or officers of any Party, any Affiliate or any labor union) any rights whatsoever, as a Third Party beneficiary or otherwise; no Third Party is entitled to rely on any of the representations, warranties, covenants or agreements contained herein; and no Party hereto shall incur any liability or obligation to any Third Party because of any reliance by such Third Party on any representation, warranty, covenant or agreement herein (other than the Buyer Lenders, which are hereby made express Third Party beneficiaries only to the extent of Section 11.03, Section 12.08, and Section 12.13).

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties hereto have caused this Stock and Asset Purchase Agreement to be duly executed and delivered as of the day and year first above written.

BUYER PARTIES:

CONFIE SEGUROS HOLDING II CO.

By:	/s/ Joseph Waked
Name:	Joseph Waked
Title:	Chief Executive Officer

CONFIE INSURANCE GROUP HOLDINGS, INC.

By:	/s/ Joseph Waked
Name:	Joseph Waked
Title:	Chief Executive Officer

SELLERS:

AFFIRMATIVE INSURANCE HOLDINGS, INC.

By:	/s/ Michael J. McClure
Name:	Michael J. McClure
Title:	Acting Chief Executive Officer

USAGENCIES MANAGEMENT SERVICES, INC.

By:	/s/ Michael J. McClure
Name:	Michael J. McClure
Title:	Acting Chief Executive Officer

AFFIRMATIVE SERVICES, INC.

By:	/s/ Michael J. McClure
Name:	Michael J. McClure
Title:	Acting Chief Executive Officer